Pfizer

Our mission is to become the world's most valued company.

Annual Report 2001



Most Valued

What the experts say it means:

Christopher Reeve
on Patients

Shelly Lazarus
on Customers

Ken Blanchard
on Colleagues

Dick Grasso
on Investors

Fred Smith
on Business Partners

Jimmy Carter
on Communities

Also inside:
Six stories that demonstrate the progress Pfizer is making toward our mission.

Sasha Elterman
Her triumph over a life-threatening illness.

Financial Highlights

(millions, except per share data)	2001	2000	1999	% Change 01/00	% Change 00/99
	Year ended December 31				
Revenues	**$32,259**	$29,355	$27,166	**10**	8
Income from continuing operations before provision for taxes on income and minority interests	**10,329**	5,781	6,945	**79**	(17)
Provision for taxes on income	**2,561**	2,049	1,968	**25**	4
Discontinued operations – net of tax	**36**	8	(20)	**337**	*
Net income	**7,788**	3,726	4,952	**109**	(25)
Research and development expenses	**4,847**	4,435	4,036	**9**	10
Property, plant, and equipment additions	**2,203**	2,191	2,493	**1**	(12)
Cash dividends paid	**2,715**	2,197	1,820	**24**	21
Diluted earnings per common share	**1.22**	.59	.78	**107**	(24)
Cash dividends paid per common share	**.44**	.36	.30 2/3	**22**	17
Shareholders' equity per common share	**2.95**	2.58	2.28	**14**	13
Weighted average shares – diluted	**6,361**	6,368	6,317	**–**	1
Number of common shares outstanding	**6,277**	6,314	6,218	**(1)**	2

Percentages may reflect rounding adjustments.
All financial data throughout this report have been restated to reflect the merger with Warner-Lambert Company on June 19, 2000, which was accounted for as a pooling of interests.
Pre-merger cash dividends paid per common share are those of Pfizer.
*Calculation not meaningful.


Pfizer
What the experts say it means:
Christopher Reeve
Shelly Lazarus
Ken Blanchard
Dick Grasso
Fred Smith
Jimmy Carter

About the Cover

Sasha Elterman was in danger of dying until a new Pfizer medicine saved her life. Her remarkable story gives us confidence that we can become the world's most valued company to patients. *For more, turn to page 4.*

About Pfizer

Pfizer Inc discovers, develops, manufactures, and markets leading prescription medicines for humans and animals, as well as many of the world's best-known consumer products.

Table of Contents

1 Letter to Shareholders

4 Learn how Pfizer is becoming the world's most valued company—and what six prominent thought leaders believe it will take to achieve this mission.

16 In-depth information about how each of our major products performed in 2001, as well as a look at some of the most promising medicines in our pipeline.

24 Financial Review

38 Management's Report and Audit Committee's Report

39 Independent Auditors' Report

40 Consolidated Statement of Income

41 Consolidated Balance Sheet

42 Consolidated Statement of Shareholders' Equity

43 Consolidated Statement of Cash Flows

44 Notes to Consolidated Financial Statements

60 Quarterly Consolidated Financial Data (Unaudited)

61 Financial Summary (1991–2001)

62 Elected Corporate Officers

63 Board of Directors

64 Corporate and Shareholder Information

Hank McKinnell is Chairman and CEO of Pfizer. In June 2001, he announced a new mission for the company. Here he discusses that mission, as well as Pfizer's performance in 2001 and our prospects for the years ahead.



Pfizer has completed our mission of the 1990s: to emerge as the industry leader by the dawn of the new millennium. Our new mission is to become the world's most valued company to patients, customers, colleagues, investors, business partners, and the communities where we work and live.

This report focuses on our new mission: defining it, describing our progress toward it, and inviting leaders outside Pfizer to comment on what it takes to be "most valued." This report also introduces you to Pfizer people and initiatives demonstrating why we are confident this mission can be achieved.

A Banner Year

In 2001, Pfizer had another record year, enhancing our position as the world's largest, most valuable pharmaceutical company. We achieved strong financial results as promised, at a time when many other companies fell short. Total revenue growth in 2001 was 12 percent, excluding the impact of foreign exchange and accounting harmonization. We delivered reported diluted earnings per share (EPS) of $1.22 and, excluding certain significant items and merger-related costs, diluted earnings per share from continuing operations of $1.31. Our EPS growth of 28 percent on this latter basis led the industry and was accomplished while fully supporting the driving forces of industry success: research and development, and patient and physician education.

Pfizer now has the world's largest privately funded biomedical research organization. We are among a handful of companies spanning virtually every dimension of pharmaceutical discovery and development, including long-range thinking about drug discovery in the emerging age of genomics. Our Cambridge Discovery Technology Center, profiled in these pages, demonstrates our fast-growing capabilities.

Of course, the quantity and quality of drugs in nearer-term development is the most important indicator of a pharmaceutical company's future performance. Pfizer has 94 new compounds in development, along with 68 other projects devoted to expanding the uses of currently available products. We plan to file 15 new medicines for regulatory approval over the next five years. Many of these new entries address widespread but highly underserved diseases such as diabetes and migraine.

An exciting new generation of Pfizer pharmaceuticals is rapidly taking shape. The first of this "new wave," Geodon for schizophrenia, was launched in the U.S. in 2001. Known as Zeldox in many markets outside the U.S., this important new treatment has been approved in 31 countries. We have four more products planned for launch in the U.S. and/or Europe in 2002. Among them is Vfend, the unique antifungal that saved athlete Sasha Elterman's life. Her story appears in this report.

Even the best products are of little use unless physicians and patients understand how to use them. Representing a portfolio with strong patent protection, distinctive medical value, and broad patient experience, Pfizer's professional representatives are the best in our industry. In the U.S., our field force was ranked first by doctors in the leading independent poll, this for the seventh straight year. This ranking reflects Pfizer's continued support for colleague training and development. Affirming that support, Pfizer was also selected first among 800 competitors in *Training* magazine's "Training Top 100." *Fortune*® magazine placed Pfizer among the leaders in "The Top 100 Companies To Work For" as well as "America's Most Admired Companies." In fact, *Fortune*® ranked Pfizer as the world's most admired pharmaceutical company.

An exciting new generation of Pfizer pharmaceuticals is rapidly taking shape. The first of this "new wave," Geodon for schizophrenia, was launched in the U.S. in 2001.

Business Partner of Choice

Pfizer continued as "partner of choice" in a world dependent on alliances. We are pursuing a dual strategy: to be "best in class" in our own R&D and to strike alliances where they make sense. This annual report highlights one of those alliances, a highly promising co-promotion partnership with *Germany's Boehringer Ingelheim on Spiriva, for chronic* obstructive pulmonary disease.

In 2001, Pfizer forged a totally new type of alliance, forming Amicore as a joint venture with IBM and Microsoft. Amicore is a software and services company providing workflow and connectivity solutions to physicians. Amicore's focus is to reduce paperwork for doctors, freeing them to dedicate more time to their primary mission: quality patient care.

Partnerships for a Healthier World

While business partnerships are important, Pfizer is also pioneering other kinds of partnerships to provide better access to health care.

Our commitment to the International Trachoma Initiative, launched in 1998, is already showing dramatic results. This program, to which we contribute the antibiotic Zithromax, is focused on eliminating the world's leading cause of preventable blindness by 2020.

In 2001, Pfizer launched a number of other key initiatives, outlined in this report, aimed at the scourge of HIV infection in developing nations. Our participation in these partnerships will help extend the lives of AIDS patients and raise awareness of HIV prevention and treatment.

Access to Medical Care

In the U.S., the world's largest pharmaceutical market, Pfizer developed two groundbreaking programs in 2001, both devoted to better health care access.


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Our Medicaid initiative in Florida provides Pfizer-sponsored care managers to help chronically ill patients avoid expensive hospitalizations and emergency room visits. This initiative is described in detail in this report. I believe that this pilot program has tremendous potential for reshaping chronic disease care.

Late in 2001, Pfizer developed the Pfizer for Living Share Card program, which we announced in January 2002. This program offers low-income Medicare recipients without prescription drug coverage a 30-day supply of any Pfizer pharmaceutical for just $15. The response was immediate and dramatic. More than 200,000 Americans inquired about the program in the first two weeks after our announcement. The Share Card program builds on longstanding Pfizer efforts to provide better access to medical care.

Pfizer's Board of Directors is independent, inquiring, active, and diverse. The Board is vigilant in protecting shareholder interests and ensuring the integrity of our financial reporting.

A Changed World

The September 11th attacks made our commitment to society even more important. Two Pfizer colleagues, Jean Collin and Joseph DeLuca, died on that horrific day. We mourn them and the thousands of other victims of the attacks. We began right away to help affected families and communities.

Within days we began donating medicines, health care products and support services to relief efforts. Pfizer and The Pfizer Foundation pledged $10 million in financial aid to relief and reconstruction programs.

Since the attacks, Pfizer has worked closely with government authorities to improve protection against bioterrorism. Our efforts include contributions of Pfizer antibiotics to the U.S. national stockpile and coordination with authorities to ensure supplies of essential pharmaceuticals.

Our response to the events of September 11th continued Pfizer's tradition of using our resources to help communities. Reflecting that tradition is the inspiring story, found in this report, of Pfizer colleague Jamall Johnson.

A Commitment to Leadership and Integrity

Enron's collapse at the end of 2001 pushed companies to examine all aspects of corporate governance. I want to clearly affirm Pfizer's commitment to integrity in all our dealings and everywhere we operate. Our colleagues at all levels are firmly grounded in Pfizer's values, with integrity first and foremost among them.

Pfizer's Board of Directors is independent, inquiring, active, and diverse. The Board is vigilant in protecting shareholder interests and ensuring the integrity of our financial reporting. The Board's excellence in independent oversight is well recognized, most recently, through the Spencer Stuart/Wharton Board Excellence Award. This is one of America's highest accolades in corporate governance.

2001 marked the retirement of Bill Steere as Pfizer's Chairman of the Board and CEO. All of us at Pfizer are grateful for Bill's leadership and for his contributions to the company and society during his 42-year career. We are building on the foundation of success set during the past decade.

2001 also saw the retirement of Board member Michael Sovern, president emeritus of Columbia University. His contributions as a director of Warner-Lambert, and then Pfizer, were numerous and will be sorely missed.

Besides sustaining excellence in Board oversight, Pfizer in 2001 re-engineered our decision-making processes to take better advantage of the emerging diversity of background and experience among Pfizer's senior leaders. Pfizer's amazing growth makes it essential that we both develop many new leaders from inside our company and find outstanding leaders from outside to join us. One of them is Jeffrey Kindler, formerly of McDonald's Corporation, who joined Pfizer as General Counsel. He replaced Paul Miller, who retired in 2001. Paul's exceptional legal expertise helped Pfizer become an undisputed industry leader.

In closing, Pfizer had a remarkable year, the latest in a string of remarkable years. We achieved one mission and embarked on another. We achieved leadership and set our sights on sustaining and expanding that leadership edge. We appreciate your continued confidence as we set out to become the world's most valued company.

Hank McKinnell
Chairman of the Board and
Chief Executive Officer
February 28, 2002



Sasha Elterman at her home in Sydney, Australia. "I'm very grateful to Pfizer."

Comeback

A young patient hovered near death until a new Pfizer medicine began to turn things around.

Sasha Elterman was dying. The collapse of a makeshift bridge during the opening ceremonies of the 1997 Maccabiah Games in Israel sent the then-16-year-old tennis player and 60 of her fellow athletes from Australia plunging into a heavily polluted river. Sasha was pulled from the wreckage, but not before swallowing toxic sludge. A rare, deadly fungus attacked her brain and spine. She was given a three percent chance of survival.

"It would have been one of the best experiences of my life," Sasha says of the Games. "It ended up being the worst experience of my life."

Over the next several months, Sasha was treated with many of the antifungal medicines that were available at the time. They kept her alive, but she wasn't getting much better. Sasha's medical team learned of a powerful new drug from Pfizer—voriconazole—that had recently entered clinical trials. They contacted us, and Sasha received the medicine for 451 days—until she completely recovered from her infection.



Drs. Chris Hitchcock (left) and Peter Troke work at Pfizer's laboratories in Sandwich, England, and were closely involved with the discovery and development of Vfend.

Voriconazole—now known by its trade name Vfend—was discovered by Pfizer scientists in 1991. It is the latest in a proud tradition of innovation in the field of anti-infectives stretching back more than 50 years, to when Pfizer became the first company in the world to mass-produce penicillin. We expect Vfend to be approved by regulatory authorities around the world in 2002 for the treatment of patients suffering from serious fungal infections.

"Vfend saves lives," says Dr. Peter Troke, one of the scientists who worked on the drug. "It reminds us of what Pfizer R&D is really all about."

Sasha Elterman already knows what Vfend can do. At the 2000 Summer Olympics in Sydney, the young athlete who was once given almost no chance to live carried the Olympic Torch to the cheers of her countrymen.

"I never thought I'd be well enough to do something like that," she says. "It felt great."

What It Takes To Become Most Valued To Patients
By Christopher Reeve

Paralyzed since 1995, Christopher Reeve has become a powerful advocate for the profound impact medical research can have on all of our lives.

In order to become most valued to patients, pharmaceutical companies should make the relief of human suffering their number one priority. Research is the key.



We live in a time when the words "impossible" and "unsolvable" are no longer in the vocabulary of the scientific community. Researchers studying how the brain's cells and chemicals develop, interact, and communicate with the rest of the body have been making strides in addressing the suffering of patients with Alzheimer's, stroke, Parkinson's, and multiple sclerosis.

But much more still needs to be done, especially for patients suffering from less common conditions such as spinal cord injuries, spina bifida, and ALS (Lou Gehrig's Disease). Patients with these so-called orphan diseases often believe that nobody cares. They perceive pharmaceutical companies, insurance providers, and the entire health care industry as formidable opponents rather than trustworthy allies they can count on in a time of crisis.

On the corporate side, some may argue that, for example, because there are only 30,000 people suffering from ALS at a given moment there is no upside to that line of research. Every company, of course, needs to look at its responsibility to stockholders. That is perfectly understandable. No one is asking pharmaceutical companies to go out on a limb and jeopardize their business. Research has progressed to the point that pharmaceutical companies won't have to go far out on a limb, just a little way—and the branch won't break. I have also called on the NIH (National Institutes of Health) to fund much more aggressive basic research into these neglected areas.

It is not charity. It is not philanthropy. Research into orphan diseases can lead to breakthroughs for many other neurological disorders—conditions that affect tens of millions of families. Think about aspirin. At first it was for headaches; now it's a blood thinner, an anti-inflammatory, and used to combat stroke and heart disease. The image-building benefits of orphan disease research should not be underestimated, either.



I once suggested to a number of neuroscientists that they stop by a rehab center on their way home sometime and watch people struggling just to sit up or even move a finger. Then I asked them to ask themselves, "Did I do anything to help today?" Perhaps pharmaceutical employees—from switchboard operators to CEOs—should do the same.

No one can legislate compassion, yet that is what is needed most. Today's patients' greatest hope is that our leaders in government and in the private sector will practice it on their own.

*The Christopher Reeve Paralysis Foundation encourages and supports research to develop effective treatments and a cure for paralysis caused by spinal cord injury and other central nervous system disorders. For more information, visit **www.crpf.org**.*



Dr. Rhonda Medows is the Secretary of Florida's Agency for Health Care Administration, which oversees the state's Medicaid program. "Our partnership with Pfizer is a model we hope to replicate with other drug companies."

Sunshine State

Is it possible to improve patient care while lowering costs for our customers who pay the bills? In Florida, we guarantee it.

The U.S. is the world's largest pharmaceutical market, and state governments rank among Pfizer's largest customers. In these difficult economic times, states are looking to reduce their health care budgets, while at the same time delivering the quality of care their citizens deserve and demand. Pfizer is committed to helping states achieve both goals, and we are convinced that expanding access to innovative medicines is the best way to do it.

We are putting our belief to the test in Florida. Working with state health officials, we have launched several initiatives focused on more than 50,000 of the state's Medicaid patients who are suffering from chronic diseases. Pfizer has guaranteed that these programs will save Florida $33 million over the next two years. In return, Florida has agreed to keep all Pfizer medicines on its Medicaid formulary—a list of drugs that doctors are encouraged to prescribe from.

"Our agreement with Pfizer is an innovative public/private partnership approach to a pressing problem in our state," said Governor Jeb Bush on the day the agreement was announced.

In one program, Pfizer is studying how to best tailor and deliver health information to patients of different cultural backgrounds and educational levels. An estimated 40% of all patients do not take their medicines as directed, often because they simply do not understand what they are being asked to do.



At the East Manatee Health Center in Bradenton, Florida, nurse Rosa Lee Porter and the Mendez family discuss ways of controlling diabetes.

A second program assigns a dedicated care manager to patients with four common and costly medical conditions. Care managers, based in ten hospitals across Florida, work with patients to set and achieve personal health goals, help them make lifestyle changes, and establish a treatment plan in conjunction with their physicians—all of which will contribute to better health and, in turn, lower overall health care costs.

Says Dr. Barbara DeBuono, Pfizer's Senior Medical Director, "Innovative medicines cost money in the short run but pay for themselves many times over in the long run by reducing the need for expensive hospitalizations and emergency room visits. We plan to prove that point in Florida and share what we learn with customers around the world."

What It Takes To Become Most Valued To Customers

By Shelly Lazarus

Shelly Lazarus is chairman and chief executive officer of Ogilvy & Mather Worldwide, one of the largest marketing communications agencies in the world.

Becoming the world's most valued company to customers is all about knowing and honoring your customers.

Fully understanding and nurturing the relationship customers have with your business, or, in the parlance of the marketing world, the relationship they have with your brand, is the paramount challenge today. Brands are complex. They are created out of many points of contact with the customer. It's not just product functions and features that drive the brand relationship. Rather, it's a myriad of interactions—some commercial and pre-ordained, some ambient and unpredictable. As much as advertising and marketing activities contribute, so too do personal memories, service experiences, what's recounted about the company in newspapers and from the lips of friends. Everything together adds up to the brand.

The best companies today understand that it's essential to build a relationship between their brand and their customers—one that takes into consideration every interaction. To do this requires a full understanding of what customers feel about the brand and what they expect. The best companies know that it's about maintaining a dialogue; that it's about being responsive. These are all qualities that we know are needed in any good relationship. The challenge is to take these often intangible and emotional attributes and translate them into meaningful business practices.



The 360-degree brand view can be a tough perspective for the pharmaceutical industry. This is a complex, controversial business that serves a diverse set of customers—from governments and insurance companies, to doctors and patients. The interests of one set of customers often seem to run counter to the interests of another. Doctors and patients clamor for new medicines; governments and insurance companies want to rein in drug spending. Pharmaceutical companies that present themselves solely as "sellers of medicines" run the risk of being seen as part of the problem. The opportunity is to create a brand that is seen as part of the solution, a vital contributor to healthier individuals and a healthier health care system.

Building a strong brand relationship with your customers is not an easy challenge. It requires focus, diligence, and integrity. But the rewards are enormous. Customer loyalty is almost priceless in today's world, and only strong brands with strong brand relationships can command it.

In 2001, Ogilvy & Mather was named "U.S. Agency of the Year" by Advertising Age *magazine. For more information, visit* ***www.ogilvy.com***.



Cutting-Edge Colleagues

Small in number, but large in spirit, colleagues from Pfizer's Discovery Technology Center gather in the atrium of their Cambridge laboratories.

How the world's largest private-sector biomedical R&D organization is keeping its edge amid the genomics revolution.

Despite a soft economy, the competition among companies to attract and retain top people remains intense. For many of the world's best researchers, picking a pharmaceutical company to work for often comes down to a basic question: Which one will give me the best shot at working on a medicine that actually makes it into the hands of patients? This desire to improve people's lives is counterbalanced by the cold reality of drug discovery—only one out of every 100 research projects ultimately yields a medicine that reaches the market.

Improving these odds is the charge of a small group of Pfizer colleagues located at our Discovery Technology Center (DTC) in Cambridge, Massachusetts. Opened in 1999, the 70-person site is surrounded by some of the world's leading universities, including Harvard and MIT, and hundreds of young biotech companies. By tapping into the area's collective energy and expertise, Pfizer is developing entirely new drug discovery approaches that take less time and have a higher likelihood of success than current methods.

"We have a unique environment here," says DTC site leader Rod MacKenzie, who spent 14 years at a major Pfizer R&D facility in Sandwich, England. "We can offer people the broad scope of work and the high visibility and responsibility levels typically found in a start-up firm. But we also have the full support of the industry's largest R&D organization."

It's a best-of-both-worlds combination that is giving some long-time Pfizer researchers, like MacKenzie, the chance to take their careers in an exciting new direction. And it is also helping the company attract new colleagues who might never have previously considered working for a large pharmaceutical company.

Enoch Huang, an expert in the new field of molecular informatics, joined Pfizer in 2000 from a small biotechnology company located just a few blocks away. "Cambridge is practically bursting at the seams with bright people, stunning technology, and brave new ideas," he says. "Moving to Pfizer was a 'no-brainer' because I saw the DTC as being this agile, entrepreneurial, innovative place that has both a unique mission and the freedom and resources to succeed. I wanted to be a part of that."

"With all of the other job opportunities in the area, there's no reason to work here unless you love it," MacKenzie says. "There is a wonderful lack of cynicism among our scientists. They just want to change the world."

What It Takes To Become Most Valued To Colleagues

By Ken Blanchard

Co-author of The One Minute Manager, *Ken Blanchard is one of the most sought-after speakers and consultants in the business world.*

To accomplish a lofty mission you have to know how to manage people's energy. To me, it all starts with your colleagues.



If you want to create "raving fan" customers, business partners, investors, and communities, you need to have committed and motivated "gung ho" people.

What are raving fans? They are people who are so excited about how you treat them that they want to brag about you. They become part of your sales force.

How do you gung ho your people and earn the right to call yourself the world's most valued company to colleagues? You have to understand and practice the *spirit*, the *way*, and the *gift*.

The *spirit* involves how you gain people's commitment and passion. First of all, people want to know how their work makes a difference, particularly to your customers. For example, rather than thinking of their job as selling products, it makes a real difference if people know that they are satisfying customers' needs and improving their quality of life. Second, people want to know what is required of them to succeed. They want to know what the "final exam" is at the beginning of the course. Finally, people want to know that their values are aligned with the values of the organization and that they are being held accountable for living according to those values. An optional culture, where people have a choice whether or not to align their behavior with the organization's values, is not very motivating.

The *way* is about how you treat people and build their loyalty. People want to gain the skills and confidence to be in charge of achieving their goals. People want to work for organizations where the development of people is an equal partner with performance.

The *gift* communicates to people that they are valued. When organizations accentuate the positive, their colleagues feel appreciated, recognized, and trusted. People are constantly caught doing things right and cheered on for their efforts.

When people's spirits are ignited and they know their work is meaningful, when they are shown how they can contribute and they are given the gift of recognition, they are now ready to create raving fans of everyone who comes in contact with your organization. When gung ho people create raving fan customers, business partners, and communities, then you suddenly have raving fan investors. Why? Because profit is the applause you get for taking care of your customers and creating a motivating environment for your people.


The One Minute Manager
Gung Ho!
Ken Blanchard
Sheldon Bowles

Gung ho, friends!

The Ken Blanchard Companies provide training and consulting programs designed to enhance employee and organizational effectiveness. For more information, visit ***www.kenblanchard.com.***



Jamall Johnson pays a visit to Muskegon High School, ten years after his graduation.

A Surefire Investment

A Pfizer colleague uses his stock options to send hometown kids to college.

The strong performance of Pfizer's stock over the years has benefited millions of investors. Many of these investors are our own colleagues, who have used their gains for everything from putting their kids through college to funding a comfortable retirement.

One colleague who has done something unique with his Pfizer investment is Jamall Johnson. Back in 1991, Jamall was a senior at Muskegon High School in Michigan. He wanted to go to college but couldn't afford it on his own, and his grades weren't likely to impress those handing out scholarships.

A local community foundation saw potential in the young man, however, and awarded him a scholarship to Grambling State University. Their confidence proved justified. Jamall graduated *magna cum laude* from Grambling and has since built a successful career as a Pfizer sales representative.

With his life firing on all cylinders, Jamall decided to give struggling young people in his old neighborhood the same sort of chance that he was given.



"It started while I was at college, the idea of doing something," he says. "After I'd been with Pfizer for a few years, I began looking into using my stock options to start a scholarship fund similar to the one that helped me."

The result is the Johnson Family Scholarship Fund, aimed at minority students from Jamall's home county who wish to attend Grambling or another historically black college. The fund was started with the proceeds from a portion of Jamall's stock options, which had appreciated significantly since he first received them. The Pfizer Foundation matched Jamall's contributions dollar-for-dollar, bringing the total amount of the fund to $10,000. The first scholarship, in the amount of $500, will be awarded later this year.

"I guess I could have used my stock options to buy a car or go on a fancy vacation," he says. "But I wanted to do something that would have more of a lasting impact."

#1

In February 2002, Pfizer was named the world's most admired pharmaceutical company by *Fortune*® magazine. Among the criteria used to determine the rankings were financial soundness and long-term investment value.

What It Takes To Become Most Valued To Investors

By Dick Grasso

Dick Grasso is chairman and chief executive officer of the New York Stock Exchange.

For capital markets and the companies they serve, success heavily relies upon the ability of markets and corporations to engender and sustain investor confidence.

Investor confidence soared to new highs in the 90s as those with long-standing positions in the market and newcomers alike watched the value of their stock portfolios rise to historic highs. During those years, individual shareownership surged by more than 58 percent, from some 53 million Americans at the start of the decade to more than 84 million at its end. Then came the new millennium and with it the bursting of the Internet bubble and recession. Investors and issuers alike were given a stark reminder that earnings and a long-term horizon do indeed matter.

There are other important attributes that matter in determining a company's "most valued" status. Astute investors follow a company's cash flow, sales performance, and the full array of a company's financial measures. They look at the company's competitive and brand positioning, product and service offerings, distribution channels and marketing efforts, R&D spending and return on investment, and historical performance. They want to know all about the company's customer base.



Investors value a strong and experienced management team, a dedicated and top-performing employee base, and an independent and diligent board of directors. There needs to be in place a sound and responsive investor relations program that—like the enterprise itself—is committed to the company's shareholders and mission. Current and prospective shareowners demand and deserve nothing less than timely and accurate disclosure of material information. Any company that aspires to be the most valued by investors must do no less. It must proactively reach out and clearly, openly communicate to its shareholders and the market. Transparency and integrity are essential.



How a company's stock trades and where it trades make significant and profound differences. A NYSE listing tells investors that the company meets the world's most stringent and rigorous standards and qualifications. It designates the company as one of the world's best.

Investors believe in and trust the NYSE brand and the companies whose stock the Exchange is privileged to trade. That's something that my partners at the Exchange and I never take for granted. That's something that Pfizer and the entire family of NYSE-listed companies have helped make possible.

*The New York Stock Exchange is the world's leading equities market. Today, the Exchange's more than 2,800 listed companies from 54 countries throughout the world have a total global market capitalization of more than $16 trillion. For more information, visit **www.nyse.com**.*



From left to right, Boehringer Ingelheim's Ted Witek and Pfizer's Jack Pasini and Ian Henry discuss strategies for the global rollout of Spiriva.

Breathing Easier

Pfizer's latest co-promotion partnership brings new hope to victims of a little-known but very common lung disease.

One of Pfizer's key growth strategies is to form alliances with others in the industry—from the earliest stages of drug discovery through the marketing of approved medicines.

The latest example of this is our partnership with Boehringer Ingelheim to co-promote Spiriva, its promising new inhalable treatment for chronic obstructive pulmonary disease (COPD).

Caused primarily by smoking, COPD is a slowly progressive disease that causes a significant decline in lung function. It is the fifth-leading—and fastest-growing—cause of death in the world.

In extensive clinical trials, patients taking Spiriva have shown significant improvement on two key measures—shortness of breath and health-related quality of life. Spiriva is also a once-a-day treatment, unlike other COPD therapies, which must be taken two to four times a day.

"With this innovative substance, we have a compound with blockbuster potential," says Rolf Krebs, Chairman of the Board of Managing Directors of Boehringer Ingelheim, which discovered and developed Spiriva and has filed it for approval in the U.S. and Europe. "Our agreement with Pfizer secures us a marketing partner with the global reach that will help us fulfill that potential."



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In addition to its sales and marketing partnerships, Pfizer has a growing number of R&D alliances.

In the U.S., for example, the German-based Boehringer Ingelheim has approximately 1,400 sales professionals. Pfizer has more than 8,000 sales professionals in the U.S., and our field force has been ranked by a survey of U.S. physicians as the best in the industry for seven years in a row.

With an estimated 60 to 80% of COPD cases going undiagnosed, the real challenge with Spiriva will be to raise awareness of the disease among doctors and patients.

It is a situation we have faced before. In 1997, Pfizer and our co-promotion partner Eisai Co., Ltd., launched Aricept, the world's first prescription medicine for Alzheimer's disease. Until then, many symptoms of Alzheimer's, like memory loss, were thought to be a normal part of the aging process. Thanks to an extensive education campaign among doctors and caregivers, stressing the need for early diagnosis and treatment, more than 1.5 million patients worldwide have now taken Aricept.

What It Takes To Become Most Valued To Business Partners

By Frederick W. Smith

Fred Smith is founder, chairman, president, and chief executive officer of FedEx Corporation.

Any company wishing to become the world's most valued business partner must embrace three values that are the glue of all exceptional business relationships—flexibility, service, and reliability.



Flexibility means thinking creatively and acting quickly. It is the willingness to figure out a way when no way seems obvious.

For instance, in our relationship with Pfizer, FedEx is constantly being challenged to come up with new solutions. Following the September 11th crisis, when all our planes were grounded, we instantly turned to two of our other businesses, FedEx Custom Critical and FedEx Ground, to handle Pfizer shipments, many of which are time and temperature sensitive. The result? Nearly every shipment met delivery commitment times. In fact, in some cases, we were ready to deliver before Pfizer's customer was able to receive the goods. Being able to innovate and turn on a dime can result in both partners flexing new muscles and achieving new goals. Such innovation urges each company toward excellence in serving their customers with commensurate rewards in the marketplace.

Service that exceeds expectations is the second hallmark of highly valued partnerships. And to exceed your business partner's expectations, you must offer not just great service, but more services—that is, more options that can create competitive advantage for your customer. For FedEx Corporation, it is not only delivering on time, but also enabling the customer to instantly track shipments in transit whether they are being sent express, ground, freight, or even by sea. Our relationship with Pfizer, for example, involves its using nearly our entire portfolio of businesses: FedEx Express, FedEx Custom Critical, FedEx Freight, and FedEx Supply Chain Services.

Once you have demonstrated flexibility and service excellence, your business partner comes to depend on those attributes.

Reliability is the everyday demonstration that you are true to your word. It's coming through in the blockbuster moments and during the ordinary times as well.



Reliability is the ultimate demonstration of integrity, and it's this quality that stabilizes the partnership long-term. It's this quality that turns each business partner into a consultant to the other and helps both of them reach new levels of performance.

Gradually, as flexibility, service, and reliability are woven into the fabric of the partnership, mutual trust and confidence increase. And, over time, trust is what elevates any partnership to the "most valued" level.

FedEx is the premier global provider of transportation, e-commerce, and supply chain management services, delivering nearly five million shipments every business day. For more information, visit ***www.fedex.com****.*



Reste Nakitende of Uganda is one of 40 million people around the world with HIV/AIDS. She is shown here at home with her daughter, Patience.

Battling An Epidemic

Directly and through innovative partnerships, Pfizer is helping communities in the fight against HIV/AIDS.

Forty million people worldwide are infected with the HIV virus, and 14,000 new infections occur every day. These statistics are staggering and lead us to a clear conclusion: no one company can solve this crisis, but every company should do what it can to help.

Pfizer's efforts are guided by the lessons we've learned in combating trachoma, the world's leading cause of preventable blindness. Since 1998, we have been working with the Edna McConnell Clark Foundation, other foundations, and governments in several developing nations, to fight trachoma, primarily through donations of our antibiotic Zithromax. In one of these countries, Morocco, the prevalence of trachoma-related blindness has already been reduced by 75% in just two years.

We are pursuing a similar public/private partnership model to help address the HIV/AIDS crisis. In cooperation with the United Nations and the World Health Organization, Pfizer has introduced a program to provide our antifungal medicine Diflucan at no cost to HIV/AIDS patients in 50 developing countries. Diflucan treats two life-threatening fungal infections that often afflict HIV/AIDS patients. Our support has no dollar or time limits.

SHARING THE CARE

A PHARMACEUTICALS ACCESS PROGRAM

In addition to our international activities, Pfizer's Sharing the Care program has dispensed more than five million prescriptions to low-income, uninsured patients in the U.S. since 1993.

Dr. Manto Tshabalala-Msimang, Minister of Health in South Africa, the country where the program was initially launched, called it "the first of, we hope, many other successful public/private partnerships initiated by parties who have demonstrated that they care enough to act."

Pfizer is also committed to building a stronger public health infrastructure in the developing world. In many countries, just a few hundred trained medical professionals are being asked to meet the needs of populations often measured in the tens of millions. We are working with the Academic Alliance for AIDS Care & Prevention in Africa to create an educational center in Kampala, Uganda, where medical personnel from throughout Africa will be trained in the latest HIV/AIDS treatment options.

Ultimately, Pfizer believes that the best hope of defeating HIV/AIDS lies in the laboratory. It took just six years from the time the disease was first identified in 1981 for the pharmaceutical industry to create its first breakthrough treatment. Today, there are 64 medicines for HIV/AIDS, with over 100 more in various stages of development throughout the industry.

What It Takes To Become Most Valued To Communities
By Jimmy Carter

Jimmy Carter, thirty-ninth President of the United States, is founder of The Carter Center, which seeks to prevent and resolve conflicts, enhance freedom and democracy, and improve health. On September 7, 2000, he spoke to Pfizer colleagues in New York. The following essay is excerpted from his remarks.

After I left the White House in 1980, Rosalynn and I wondered what in the world we would do with our lives. We wanted to work on things that we care deeply about, particularly the alleviation of suffering.



One of the things that's made The Carter Center so effective has been the partnerships we've formed with American corporations. This has been one of the greatest surprises of my life—the innate generosity of corporations if they can see a specific goal to accomplish, and if they can contribute their products, or their money, to help accomplish it. I think it's important for corporations to know that, in a free enterprise system like ours, they have as great a role to play in helping those in need as do private citizens, foundations, and governments.

We have seen what Pfizer is doing around the world with your antibiotic Zithromax in dealing with trachoma, which is, by far, the leading cause of preventable blindness. Pfizer's leadership has told us that they will make this wonderful product available in any country in the world that suffers from trachoma, if the infrastructure can be set up so that the product is delivered effectively. At what cost? Absolutely free. This is a contribution that will have profound significance—not for me, but for the child who will never go blind and for his parents and grandparents. It will bring hope to people who have never known the meaning of the word.

Pfizer has learned how valuable a corporation's commitment to community can be. I wish all corporations would see it this way—not as a sacrifice, but as a benefit that inspires employees and executives alike, all of whom know they are doing something good for people who are truly in need.

The manager of your Brooklyn manufacturing plant tells me that when we open a package of Zithromax in Mali or in Sudan, your employees in Brooklyn might very well have packaged it. For me to stand there and see a child, maybe one or two years old, with the beginning stages of trachoma, and to know that this child will never go blind because of your contributions—it touches my heart.

The commitments you have made all too often go without public notice. And I know that in a politically charged society like ours, things get confused. But I think that it's very important for people to understand the tremendous benevolent contributions that are being made by great corporations like yours.

This is something you can't do yourself. If Pfizer has a full-page ad in *The New York Times* saying, "We are such a generous company," people will discount it. It's to my advantage, and the advantage of a little child in Mali, to let the world know what you're doing.

The Carter Center ☆ 1982 ☆ 2002 ☆ 20th Anniversary ☆ Waging Peace ◦ Fighting Disease ◦ Building Hope

Founded in 1982 by Jimmy and Rosalynn Carter in partnership with Emory University, The Carter Center is guided by a fundamental commitment to human rights and the alleviation of human suffering. It seeks to prevent and resolve conflicts, enhance freedom and democracy, and improve health. For more information, visit ***www.cartercenter.org.***

2001 Review of Operations

On our way to becoming the world's most valued company.

With total revenues of $32.3 billion in 2001, Pfizer is the world's largest pharmaceutical company. In 2001, our total revenues increased 10%, or 13% excluding the impact of foreign exchange, which reduced sales by $861 million. Net income from continuing operations, excluding certain significant items and merger-related costs, grew 28% to $8.3 billion, and diluted earnings per share on this basis increased 28% to $1.31—growth rates that were more than twice those of the overall pharmaceutical industry.

Pfizer's pre-tax operating margins, excluding certain significant items and merger-related costs, improved 4 percentage points to 34.0%, the highest level among major pharmaceutical companies. Cumulative cost savings from the Pfizer/Warner-Lambert merger—completed in June 2000—totaled $1.4 billion by year-end 2001.

We continue to aggressively invest in support of the company's products that are currently on the market and the many new product candidates we expect to bring to patients over the next several years. R&D spending, for example, grew 9% to $4.8 billion in 2001, the highest level of spending in the industry.

Our performance in 2001 capped a spectacular decade of growth during which sales more than tripled, R&D spending more than quadrupled, and net income increased almost elevenfold.


Share Card™

Share Card™

Pfizer believes that all patients should have access to the prescription medicines they need. One significant step toward that goal in the U.S. would be reforming Medicare, which currently does not offer outpatient prescription drug coverage to its 40 million beneficiaries. However, given economic and political realities in the wake of September 11th, it is unlikely that comprehensive Medicare reform will occur anytime in the near future.

To bridge the gap, we have introduced the Pfizer for Living Share Card program, which makes our medicines available for a flat $15 per month fee per prescription to as many as seven million low-income Medicare recipients in the U.S. who are most in need of help. To qualify for the card, individual Medicare recipients must have annual adjusted gross income below $18,000 ($24,000 for couples who file joint tax returns) and have no other prescription drug coverage. The Share Card program also provides health information about a variety of diseases and conditions, as well as guidance on how people can apply for other health benefits that may be available to them. For more information, visit www.pfizerforliving.com or call 800-717-6005.

Shareholders have reaped the benefits of our success. Pfizer ended 2001 as the sixth most valuable company in the world, with a market capitalization of approximately $250 billion. Pfizer stock has outperformed the Dow Jones Industrial Average, the Standard & Poor's 500, and an index of our peer companies during the one-, five-, and ten-year periods ended December 31, 2001. Our stock has split four times in the past 11 years, and we have increased our annual dividend for more than 30 consecutive years. In 2001, we announced plans to purchase $5 billion of our own stock—the sixth stock buyback Pfizer has initiated in the past decade.

Our past performance gives us great confidence in the future.

We are focused on delivering industry-leading sales and earnings performance for 2002–2004. We expect to achieve double-digit revenue growth in each of the next three years on both an operational and a reported basis, assuming current foreign exchange rates. Our profit margins are expected to improve during this period, driven by ongoing productivity initiatives and, in 2002, merger-related cost savings that are expected to reach $1.7 billion by year end. Our investment in product support and R&D will continue to be strong during this period, with R&D spending in 2002 projected to grow about 10% to $5.3 billion. For 2002, we are comfortable with diluted earnings per share estimates of $1.56 to $1.60, excluding certain significant items and merger-related costs—a growth rate of at least 19%. For 2003 and 2004, our goal is to achieve average annual diluted EPS growth on the same basis of 15% or better.

Few, if any, other companies our size have been willing to predict such significant growth rates so far into the future.

On the following pages, we offer a detailed look at the 2001 performance of our major businesses and products. You'll also find information about one of the more than 160 R&D projects that are underway at Pfizer right now wherever you see this icon: 

HUMAN PHARMACEUTICALS

Our largest business is human pharmaceuticals, which accounted for 79% of the company's total revenues in 2001. Human pharmaceutical revenues rose 13% to $25.5 billion for the year. Pfizer is firmly at the top of the pharmaceutical sales rankings—having been 14th in 1990—and the gap between us and our nearest competitor is widening.

Our strength can be seen across geographies and product lines. In 2001, for example, 22 markets each generated sales of more than $100 million—up from just five in 1990. We are the fastest-growing pharmaceutical company in many major international markets, including Germany, France, the U.K., Spain, and Japan.

Pfizer markets eight of the world's 30 best-selling prescription medicines. We also market eight medicines that each had 2001 sales in excess of $1 billion—more than any other pharmaceutical company.

Cardiovascular Diseases

According to the World Health Organization, cardiovascular diseases are the most common cause of death worldwide. In the U.S. alone, nearly 61 million Americans have one or more types of heart disease. More than one million Americans suffer a heart attack every year, about half of which prove fatal.

Pfizer is a world leader in discovering and developing medicines that help patients overcome such major cardiovascular risk factors as cholesterol, high blood pressure, and diabetes.

Cholesterol

Sales of our cholesterol-lowering medicine **Lipitor** grew 28% in 2001 to $6.4 billion, making it one of the world's best-selling drugs. Discovered and developed by Pfizer researchers in Ann Arbor, Michigan, Lipitor significantly reduces LDL (bad) cholesterol and harmful triglycerides, while also increasing HDL (good) cholesterol. It has also proven to be extremely safe.

Although Lipitor and other drugs like it are already very widely prescribed, high cholesterol is still a significantly underdiagnosed and undertreated condition. In 2001, the National Cholesterol Education Program issued new guidelines calling for more aggressive cholesterol-lowering treatment. The guidelines suggest a dramatic expansion in the number of people in the U.S. who should be prescribed a cholesterol-lowering drug.

Pfizer is investing heavily in continued clinical research into Lipitor. Over the next six years, we will be conducting more than 180 clinical trials around the world involving over 100,000 patients. These studies are designed to explore Lipitor's effectiveness in other areas, including peripheral vascular disease, stroke prevention, osteoporosis, and Alzheimer's disease, and they will also help us to better understand Lipitor's use by diabetics, the elderly, and post-menopausal women.

For more information, visit www.lipitor.com. To learn more about controlling your cholesterol, visit www.forcholessterol.com.

While many people are now aware of the risks of letting their bad cholesterol numbers get too high, it is less well known that patients with low good cholesterol numbers are also considered to be at risk. Pfizer researchers in

15 Anticipated New Drug Application Filings 2001–2006

Category	Compound	Indication
Cardiovascular Disease	CP-529,414	Cholesterol (HDL Elevator)
	Lipitor/Norvasc	Cholesterol/High Blood Pressure
	CP-529,414/Lipitor	Cholesterol
HIV/AIDS	capravirine	HIV/AIDS
Urogenital	UK-338,003	Benign Prostatic Hyperplasia
	UK-369,003	Erectile Dysfunction
Pulmonary	Spiriva	Chronic Obstructive Pulmonary Disease
Central Nervous System	pregabalin	Pain/Anxiety/Epilepsy
	CP-526,555	Smoking Cessation
	pagoclone	Panic/Anxiety
	CP-122,721	Depression
	Relpax	Migraine
Diabetes	Exubera	Inhaled Insulin
Women's Health	darifenacin	Overactive Bladder
	lasofoxifene	Osteoporosis

Groton, Connecticut, are developing a new medicine, **CP-529,414**, that has been shown in Phase 2 clinical trials to significantly increase good cholesterol, while also lowering bad cholesterol. We are studying CP-529,414 as a stand-alone therapy and in combination with Lipitor. Such a combination has the potential to raise good cholesterol by 55% and lower bad cholesterol by 70 to 80%. No other combination of medicines can come close to delivering this level of benefit.

High Blood Pressure

Like high cholesterol, high blood pressure is a very common and significant risk factor for cardiovascular disease. It weakens the heart and increases a person's risk of stroke, heart attack, kidney failure, and congestive heart failure. Although high blood pressure is easily detectable, only 27% of the 50 million Americans with this condition are being adequately treated for it.

Discovered and developed by Pfizer researchers in Sandwich, England, **Norvasc** is the world's largest-selling high blood pressure medicine and the fourth best-selling drug of any kind. In 2001, sales of Norvasc rose 7% to $3.6 billion.

Norvasc's success has been driven by its outstanding efficacy, once-daily dosing, consistent 24-hour control of high blood pressure and angina, and excellent safety and tolerability. Unlike many competing medicines, Norvasc has demonstrated strong efficacy in older patients and those with more severe cardiovascular conditions. Clinical trials of more than 68,000 patients over the next five years will further document this product's outstanding safety and efficacy profile. In November, Pfizer received a six-month extension on patents covering Norvasc in the U.S. as a result of pediatric testing we have done with the drug.

For more information, visit www.norvasc.com.


BRAIN
THE WORLD INSIDE YOUR HEAD

Science Education

A new Pfizer-sponsored national traveling exhibit, *Brain: The World Inside Your Head*, premiered at the Smithsonian Institution in July 2001. Produced in collaboration with the National Institutes of Health, *Brain* uses games, optical illusions, and interactive displays to explain how the brain functions and can sometimes malfunction.

The exhibit helps destigmatize brain-based diseases and empower consumers by providing information and encouragement. The five-year tour of the exhibit will include 15 sites nationwide. More information on *Brain* can be found at www.pfizer.com/brain.

Tour Dates	
January–April 2002	*Oregon Museum of Science & Industry, Portland, OR*
May–September 2002	*SciTrek, Atlanta, GA*
October 2002–January 2003	*Great Lakes Science Center, Cleveland, OH*
January–May 2003	*The Children's Museum, Indianapolis, IN*
May–September 2003	*NY Hall of Science, Queens, NY*
September 2003–January 2004	*Detroit Science Center, Detroit, MI*
January–May 2004	*St. Louis Science Center, St. Louis, MO*

Pfizer is also in advanced development of a dual therapy of Lipitor and Norvasc. There are an estimated 27 million people in the U.S. with both high cholesterol and high blood pressure, the vast majority of whom are not being treated for one or both of these conditions. We expect a Lipitor/Norvasc dual therapy to be available to patients in 2004.

Pfizer markets several other medicines to treat high blood pressure, including **Cardura**, which also treats benign prostatic hyperplasia (BPH); **Accupril/Accuretic**, which also treats congestive heart failure; and **Procardia XL**, which also treats angina. Sales of Cardura in 2001 declined 84% in the U.S., where our patent expired in 2000, but increased 3% in other markets. **Cardura XL**, a sustained-release form of this medicine sold in several major European markets, has been filed for approval in the U.S. and Japan. Accupril/Accuretic sales increased 9% to $605 million in 2001, while sales of Procardia XL declined 46% to $218 million.

Central Nervous System Disorders

A survey covering 191 countries released by the World Health Organization in 2001 found that there are an estimated 450 million people worldwide with mental illnesses—most of whom are not receiving any treatment whatsoever. This total includes 120 million people who suffer from depression, 50 million from epilepsy, 37 million from Alzheimer's disease, and 24 million from schizophrenia. Pfizer offers medicines to treat each of these diseases.

Mood and Anxiety Disorders

Discovered and developed by Pfizer researchers in Groton, Connecticut, **Zoloft** is one of the leaders of a class of medicines known as selective serotonin re-uptake inhibitors (SSRIs). SSRIs are widely accepted for their efficacy and favorable safety and tolerability profiles compared with older antidepressants. Global sales of Zoloft in 2001 grew by 11% to $2.4 billion. Zoloft is the most prescribed agent in the U.S. for mood and anxiety disorders, and its sales growth is outpacing the overall SSRI market in the top seven global markets.

In addition to depression, Zoloft is indicated for the treatment of panic disorder, adult and pediatric obsessive-compulsive disorder (OCD), and posttraumatic stress disorder (PTSD). Zoloft is the only medicine approved for the prevention of relapse for PTSD and is the only SSRI approved with long-term safety in pediatric OCD. Regulatory filings have been or will be made around the world for four additional indications and/or label enhancements: premenstrual dysphoric disorder, social anxiety disorder, dysthymia, and pediatric depression.

For more information, visit www.zoloft.com.

We are in Phase 2 clinical trials with a next-generation antidepressant, **CP-122,721**, discovered by Pfizer researchers in Groton, Connecticut. The compound offers strong efficacy with fewer of the side effects that can cause compliance issues seen with today's broadly used antidepressants.

Pagoclone is a new Pfizer medicine in clinical trials for the treatment of panic and anxiety disorders. Forty million people worldwide have generalized anxiety disorders, with an additional 20 million suffering from mixed anxiety or panic disorders. Pagoclone has demonstrated strong efficacy for both conditions, without the sleepiness and withdrawal effects seen in some current treatments.

Neuropathic Pain, Epilepsy, and Generalized Anxiety Disorders

Neurontin is the number one anti-epileptic drug worldwide. In 2001, sales increased by 31% to $1.8 billion. Neurontin has also been approved in more than 50 markets for the treatment of neuropathic pain; a U.S. filing for this indication was completed in August 2001. Neuropathic pain is a chronic, debilitating condition, characterized by severe burning or shooting sensations, which can persist for months or years after an initial attack. Two common forms of neuropathic pain are diabetic neuropathy and postherpetic neuralgia. The latter is a frequent complication of herpes zoster, commonly known as shingles.

In development by Pfizer researchers in Ann Arbor, Michigan, **pregabalin** is a promising new medicine in late-stage development. It will represent a major advance in the treatment of neuropathic pain, epilepsy, anxiety disorders, and other neurological conditions. Currently in Phase 3 clinical trials, pregabalin has demonstrated strong efficacy in all three indications, as well as good tolerability and safety combined with a rapid onset of action and a simple dosing regimen. Patients suffering from neuropathic pain also commonly suffer from sleep disturbance. Pregabalin has demonstrated efficacy in this area as well. Throughout 2001, studies were underway to provide additional data to fully resolve the safety concern that emerged in one mouse study. These new studies will provide a robust data package that will enhance the prospect of pregabalin receiving a timely approval. Pfizer plans to file pregabalin for neuropathic pain, epilepsy add-on therapy, and generalized anxiety disorders in 2002. Subsequent filings are planned between 2004 and 2006 for social anxiety, panic disorders, fibromyalgia, and epilepsy monotherapy.

Alzheimer's Disease

Aricept is the world's leading medicine for Alzheimer's disease, which afflicts approximately 10% of all those over the age of 65 and costs $100 billion a year to treat in the U.S. alone. Pfizer co-promotes Aricept with Eisai Co., Ltd., which discovered and developed the drug.

Aricept preserves cognition and function and improves behavior in patients with mild to moderate Alzheimer's. A recent study showed that persistent Aricept treatment was associated with a nearly two-year delay in the need to enter a nursing home. In a large outcomes analysis, long-term treatment with Aricept yielded over $4,000 in savings per patient per year.

For more information, visit www.aricept.com.



Pfizer for Living™

At Pfizer, we think it's important for patients to be as knowledgeable about their health as possible. One way we're making this happen is through "Pfizer for Living," an interactive web site that contains an extensive collection of health information that can be used to create a customized resource for maintaining and managing your health.

Want to know what your target heart rate and body weight are? No problem. Interested in knowing if there are any new Pfizer medicines in development for your condition? We'll tell you.

The site is of most relevance to people over the age of 50, but all are welcome to join. The site is confidential and free of charge, and you can register today at www.pfizerforliving.com.

Schizophrenia

Geodon is Pfizer's new treatment for schizophrenia, a devastating, chronic illness that typically strikes people in late adolescence or in their early 20s. Schizophrenia affects approximately one percent of the world's population and costs society more than $100 billion annually in medical expenditures and lost productivity.

Geodon, known as Zeldox in some European markets, has been approved in 31 countries and was launched in Sweden and the U.S. in 2001. Geodon had sales of $150 million in 2001. Discovered and developed by Pfizer researchers in Groton, Connecticut, Geodon is effective in treating the symptoms associated with schizophrenia, including visual and auditory hallucinations, delusions, lack of motivation, and social withdrawal. Unlike all other medicines in its class, including the current category leader Zyprexa®, Geodon is weight-neutral. The significant weight gain associated with other antipsychotics often results in noncompliance and may put patients at greater risk for cardiovascular complications, such as high cholesterol.

Pfizer has received an approvable letter from the FDA for an intramuscular (IM) dosage form of Geodon, used to treat agitated or hospitalized patients. We have submitted additional data requested by the FDA on this formulation and the product is currently under review by the U.S. agency. The IM dosage form is already available in Sweden, and we expect launches of the oral and IM forms to be ongoing in Europe throughout 2002 and 2003.

Migraine

Migraines are experienced by more than 10% of adults. Despite the often chronic and disabling nature of migraines—with symptoms including severe headache pain, nausea, and sensitivity to light or sound—the vast majority of sufferers have never been diagnosed or treated with a prescription medicine.



Health Benefits of Consumer Advertising

Since the U.S. Food and Drug Administration (FDA) issued new guidelines in 1997, direct-to-consumer advertising (DTC) of prescription medicines has become one of the most visible and controversial elements in health care. Industry critics claim that DTC advertising leads consumers to pressure their doctors for unnecessary brand-name medicines, driving up health care costs.

A 1999 study conducted by the FDA tells a much different story. Sixty-two percent of consumers agreed or strongly agreed that DTC ads helped them have better discussions with their physicians. Twenty-seven percent said that these ads prompted them to talk to their doctor about a medical condition for the first time. And 70% of respondents *disagreed* with the statement that DTC ads "make it seem like the doctor is not needed to decide whether a drug is right for me."

A more recent study conducted in 2001 by Market Measures Interactive highlights the benefits of DTC ads from the physician standpoint. Over 80% of physicians felt the drugs patients asked about as a result of a DTC ad were appropriate, and nearly 70% felt little or no pressure to prescribe.

Beyond supporting the doctor/patient relationship, a 2001 study by Rx Remedy, Inc., showed that DTC ads also help patients take their medicines as directed. Approximately 40% of patients use their medicines incorrectly, resulting in $8.5 billion in preventable hospital expenditures yearly. In the study, patients with arthritis, depression, nasal allergies, diabetes, and high cholesterol were shown to be 10 to 75% more likely to remain on their medicines if they requested a specific drug as a result of a DTC ad.

For more information on the benefits of DTC advertising and other policy matters, please visit www.pfizer.com/policy.

Discovered and developed by Pfizer researchers in Sandwich, England, **Relpax** is Pfizer's new migraine medicine. Clinical trial data show that up to 77% of patients treated with an 80 mg dose of Relpax, and 65% of patients treated with a 40 mg dose, experienced migraine relief at two hours. In 2001, Relpax was approved in Europe and launches have begun there. In the U.S., we have received an approvable letter from the FDA. At the agency's request, we have undertaken an additional short-term safety study, which we expect to file in early 2002.

RELPAX™ (eletriptan HBr)

Smoking Cessation

According to the World Health Organization, more than four million deaths a year worldwide can be attributed to tobacco use, primarily cigarette smoking. Studies show that 70% of smokers want to quit, but that 95% of those who try to quit fail to do so.

Current therapies offer modest efficacy and/or lead to serious side effects. **CP-526,555** is a Pfizer compound, discovered and developed by our researchers in Groton, Connecticut, that reduces the severity of nicotine withdrawal symptoms and reduces the satisfaction associated with smoking, thereby decreasing the likelihood of a relapse. We are in Phase 2 development of this compound.

Infectious Diseases

The development of antibiotics to treat infectious diseases has yielded profound benefits for human health. Pfizer has been a leader in this field since becoming the first company in the world to mass-produce penicillin in 1943. Despite the great progress that has been made, infectious diseases have proven to be formidable foes that still sicken or kill millions of people every year.

Bacterial Infections

Zithromax is the number one oral antibiotic in its class and the second largest-selling oral antibiotic of any kind in the world. Sales in 2001 rose 9% to $1.5 billion. Zithromax is unique as it treats most respiratory infections in adults and children with short five-day or three-day regimens and with once-daily dosing. It has been recommended by several leading medical organizations as a first-line treatment for community-acquired pneumonia.

Zithromax® (AZITHROMYCIN)

In December 2001, Zithromax was approved as both a single-dose regimen and a three-day regimen for the treatment of ear infections in children. Most other antibiotics require ten days of multi-dose treatment.

For more information on keeping children's ears healthy, visit www.kidsears.com.

Fungal Infections

Diflucan is the world's leading antifungal medicine, with 2001 sales increasing 5% to $1.1 billion. Discovered and developed by Pfizer researchers in Sandwich, England, Diflucan treats very serious, potentially life-threatening fungal infections that often afflict critically ill patients. Diflucan is also effective as a single-dose oral treatment for vaginal candidiasis and other less serious infections.

Diflucan® (fluconazole 150-mg tablet)

For more information, visit www.diflucan.com.

Complementing Diflucan is our new antifungal, **Vfend**, which we expect will be approved in both oral and intravenous forms in the U.S. and Europe in early 2002. Vfend was discovered and developed by Pfizer researchers in Sandwich, England, and it is effective against a wide spectrum of fungal pathogens. Vfend is particularly effective against life-threatening fungal infections such as invasive aspergillosis, which has a mortality rate of greater than 58% when treated with currently available antifungal medicines. In a head-to-head trial, 53% of Vfend-treated patients had a successful outcome after 12 weeks, compared with only 32% on a leading antifungal. For more about Vfend, see page 4.

HIV/AIDS

Viracept is the largest-selling protease inhibitor in the U.S. for the treatment of HIV/AIDS. Sales declined 16% in 2001 to $364 million, primarily due to increasing competition from other antiretroviral medicines. Viracept was developed by Pfizer researchers in La Jolla, California.

For more information, visit www.viracept.com.

Pfizer is in Phase 3 clinical trials with **capravirine**, a new HIV/AIDS medicine that has demonstrated potent activity, both alone and in combination with other medicines, against HIV, including strains of the disease that are broadly cross-resistant to currently approved agents.

Arthritis

More than 40 million Americans have some form of arthritis, and that number is expected to grow as the population ages. Osteoarthritis (OA) is the most common form of arthritis and results from long-term wear and tear on the joints. Rheumatoid arthritis (RA) is characterized by attacks on the joints by the autoimmune system.

Celebrex is the world's most prescribed branded prescription arthritis medicine. Pfizer co-promotes Celebrex with Pharmacia Corporation, which discovered and developed the drug.

Celebrex is a "selective COX-2 inhibitor," delivering the same level of relief from arthritis pain and inflammation as older medicines, but causing far fewer gastrointestinal (GI) side effects, such as bleeding ulcers. More than 16,500 Americans used to die every year from GI bleeding caused by older arthritis medicines. In addition to its outstanding GI safety profile, Celebrex has shown no increased cardiovascular risk compared with traditional arthritis medicines, which distinguishes it from Merck's selective COX-2 inhibitor Vioxx®.

In October 2001, Celebrex was approved in the U.S. for the treatment of acute pain and menstrual pain. It has also been approved for treating familial adenomatous polyposis, a rare and devastating hereditary disease that leads to colorectal cancer, and is being studied for use in other cancers.

For more information, visit www.celebrex.com.

In November 2001, Pfizer and Pharmacia received U.S. approval to market a powerful new specific COX-2 inhibitor, **Bextra**. A launch is planned for early 2002. Bextra relieves OA and RA symptoms with only one 10 mg tablet per day, and safely and effectively treats even the most severe patients. It also provides long-term arthritis relief and has demonstrated a quick onset of action in treating menstrual pain.

Urogenital Conditions

Erectile Dysfunction

About half of all men between the ages of 40 and 70 years are affected to some degree with erectile dysfunction (ED). Most cases are caused by an underlying medical condition, such as hypertension or diabetes.

Since its introduction, **Viagra** has revolutionized the treatment of ED. Sales increased 13% in 2001 to $1.5 billion. Discovered and developed by Pfizer researchers in Sandwich, England, Viagra is effective in a wide variety of patients with an outstanding safety profile. Over 17 million men around the world have received a prescription for Viagra.

For more information, visit www.viagra.com.

Pfizer is also pioneering the study of female sexual dysfunction and is testing Viagra for this use. **UK-369,003** is a new ED medicine, also from Sandwich, England, that is in mid-stage development.

Overactive Bladder

Overactive bladder affects some 17 million Americans, the vast majority of whom go untreated, severely restricting their lives to accommodate this condition. We have completed Phase 3 trials of **darifenacin** and believe it to be a best-in-class therapy, showing significant reductions in incontinent episodes, urgency, and leaks versus placebo. We expect to file darifenacin for approval in 2002. This compound was discovered and developed by Pfizer researchers in Sandwich, England.

Benign Prostatic Hyperplasia (BPH)

BPH occurs in more than 30% of men over the age of 50 and results in increasing impairment of urinary function. Cardura and Cardura XL are leading BPH treatments, with a new study showing Cardura XL to be superior to the current market leader at relieving BPH symptoms.

UK-338,003 is a new BPH medicine in Phase 2 development that we expect will be extremely well tolerated and effective. This compound was discovered by Pfizer researchers in Sandwich, England.

Tomorrow's Cures



America's pharmaceutical companies, Pfizer included, spent more than $30 billion on research and development in 2001—more than three times the investment made just a decade ago.

The industry's massive and sustained commitment to R&D is paying off. Currently, there are more than 1,000 medicines in development—either in human clinical trials or awaiting regulatory approval. These include more than 400 medicines for cancer; more than 200 to meet the special needs of children; and more than 100 each for heart disease and stroke, AIDS, and mental illness.

And now a new web site allows you to quickly search for promising new treatments for diseases that you or a family member may have. The site also features real patients talking about the impact that breakthrough treatments have had on their lives. The site can be accessed at www.newmedicines.org.

Helping Doctors Help Patients



In the past five years, numerous companies have attempted to automate the doctor's office and virtually all have failed. In 2001, Pfizer formed an alliance with IBM and Microsoft to create Amicore, an independent company that is using state-of-the-art technology to allow doctors to spend less time doing paperwork and more time caring for patients.

Through our sales force, Pfizer has seen firsthand the increased administrative burden that doctors are facing in the U.S., particularly those who work in small practices. Through Amicore, we have taken our unparalleled knowledge of what doctors need and coupled it with the expertise of two of the world's leading technology companies. For more information, visit www.amicore.com.

Allergy

About 50 million Americans suffer from indoor and/or outdoor allergies. Unlike some allergy medicines, **Zyrtec** is approved to treat both year-round indoor and outdoor allergies and hives with once-daily dosing. Zyrtec is the fastest-growing medication in its class, with 2001 sales increasing 42% to $990 million, and is the most widely used second-generation antihistamine worldwide. Zyrtec is also approved for children as young as two years of age and is the number one prescribed antihistamine syrup. In two clinical studies conducted in an artificially controlled pollen environment, Zyrtec not only began working faster than Claritin® but also provided twice the symptom relief. In September 2001, Pfizer launched **Zyrtec-D** 12-Hour Extended Release Tablets, a combination medicine with all the benefits of Zyrtec plus a decongestant for nasal congestion relief.

For more information, visit www.zyrtec.com.

Diabetes

The American Diabetes Association estimates that nearly 16 million Americans have diabetes, a third of whom are not even aware of their condition. Diabetes is the seventh leading cause of death in the U.S. and a leading cause of blindness, kidney disease, nerve disease, amputations, heart disease, and stroke. Direct and indirect costs to the U.S. health care system total nearly $100 billion. Pfizer's **Glucotrol XL** stimulates the pancreas to produce more insulin. Sales increased 1% in 2001 to $283 million.

Exubera, an inhaled diabetes therapy, is being developed for patients with type 1 and type 2 diabetes through a collaboration between Pfizer and Aventis Pharma. Pfizer is also in collaboration with Inhale Therapeutic Systems, developers of the inhalation device and formulation process.

Over 90% of Americans with diabetes have type 2 diabetes, and nearly half have blood sugar levels that are not controlled. Clinical trials show that more patients with type 2 diabetes who were treated with Exubera achieved the recommended blood glucose levels than patients who received either oral agents or only insulin injections. Data suggest that Exubera may lead to greater patient acceptance and improved control.

Respiratory Diseases

During 2001, Pfizer and Boehringer Ingelheim reached an agreement to co-promote **Spiriva**, the first once-a-day, inhaled treatment for chronic obstructive pulmonary disease (COPD), which one in five smokers will develop in their lifetimes. Discovered and developed by Boehringer Ingelheim, Spiriva was shown in a six-month study to be significantly superior to Serevent, a leading respiratory medicine, in improving lung function. There was no evidence of a loss of effectiveness of Spiriva during the study. Spiriva is at an advanced stage of regulatory review in Europe, where it could be widely available as early as mid-2002. In the U.S., a regulatory filing was submitted in December 2001. For more information on Spiriva, see page 12.

Metabolic Disorders

Currently in Phase 3 clinical trials, **lasofoxifene** is a new Pfizer medicine for the prevention and treatment of osteoporosis, prevention of breast cancer, and lipid lowering. Phase 2 studies show lasofoxifene to be more effective in improving spinal bone density and decreasing LDL cholesterol than the current market leader, Evista, with good toleration. This compound was discovered and developed by Pfizer researchers in Groton, Connecticut.

ANIMAL HEALTH

Pfizer's Animal Health Group (AHG) is the world's third-largest supplier of medicines for companion animals and livestock. Sales in 2001 decreased 3% to $1.0 billion, due to the divestiture of our feed additives business in the fourth quarter of 2000, the adverse effects of mad cow and foot and mouth diseases on our European livestock business, and the negative effects of foreign exchange. AHG did achieve an improved performance in its U.S. livestock business and in its worldwide companion animal businesses.

AHG's leading companion animal products include **Rimadyl**, which provides safe and effective relief of canine arthritis pain, and **Revolution**, which is the first FDA-approved topical medicine that prevents heartworm, kills fleas and prevents flea infestations, and treats and controls ear mites in both dogs and cats. Revolution also treats and controls sarcoptic mites and controls American dog tick infestations in dogs, as well as treats and controls hookworm and roundworm infections in cats.

For more information, visit www.rimadyl.com and www.revolutionpet.com.

AHG's leading livestock products include **Dectomax**, an injectable and pour-on endectocide that protects cattle from a wide variety of internal and external parasites, and **RespiSure/Stellamune**, a swine vaccine for mycoplasma pneumonia, which infects more than 90% of herds worldwide.

For more information, visit www.respisure-one.com.

CONSUMER HEALTHCARE PRODUCTS

Pfizer Consumer Healthcare (CHC) is one of the world's largest providers of over-the-counter medicines. CHC offers an excellent platform for extending the commercial life of prescription medicines going off patent, be they Pfizer drugs or drugs discovered by other companies. In 2001, CHC's sales increased 4% to $2.4 billion.


LISTERINE

CHC's largest product line is **Listerine**, the best-selling therapeutic mouthwash in the world. In 2001, we successfully introduced **Listerine PocketPaks**, oral care strips that kill 99.9% of odor-causing bacteria in 30 seconds and give users a clean-mouth feeling.

Benadryl is the number one over-the-counter antihistamine for allergies in the U.S., while **Sudafed** holds that same distinction for the treatment of sinus congestion. New **Sudafed Nighttime Sinus** products allow users to rest at night by providing relief from sinus and nasal congestion. The **Lubriderm** line of moisturizing lotions expanded in 2001 with the U.S. launch of **Lubriderm Skin Renewal**, which is clinically proven to visibly reduce fine lines and wrinkles in just six weeks.

Other CHC products include **Zantac 75** for heartburn, **Visine** eye drops, **Neosporin** antibiotic ointment, **Cortizone** skin-care products, **Rolaids** antacid, **Efferdent** denture cleaner, **Desitin** for diaper rash, **BenGay** for sore muscles, **e.p.t** home pregnancy tests, and **Unisom** sleep aids.

For more information on many of our Consumer Healthcare products, visit www.prodhelp.com.

CONFECTIONERY PRODUCTS

Pfizer's Adams Division is one of the world's largest providers of confectionery products. Sales in 2001 declined 3% to $2.0 billion. The division's top-selling product is **Halls**, which is the number one cough tablet in the U.S. Our **Trident** line of sugarless gums will expand in 2002 with the worldwide launch of **Trident White**, which whitens teeth. **Bubbaloo**, **Bubblicious**, **Chiclets**, and **Freshen-Up** are other popular Adams gum brands. **Dentyne**, **Dentyne Ice**, **Certs**, **Clorets**, and **Max Air** are major brands of breath-freshening gums and mints.

For more information, visit www.gum-mints.com.

SHAVING PRODUCTS

Pfizer manufactures and markets **Schick** and **Wilkinson Sword** razors, which collectively hold the number two market-share position worldwide. Sales declined 7% in 2001 to $716 million. Schick's newest razor, the **Xtreme III**, features three flexible, pivoting blades and is designed for both men and women. The Xtreme III and many of our other shaving products feature lubricating strips with aloe and rubberized grips for better handling.

For more information, visit www.shaving.com.

TETRA

Tetra is the world's leading provider of products for the ornamental fish food market, including **TetraMin** fish foods and other fish care products. Sales in 2001 declined 4% to $183 million.

For more information, visit www.tetra-fish.com.


NEOSPORIN
Schick
Schick XTREME III
LISTERINE
HALLS
ZANTAC 75
Visine
Cortizone-10 Plus
SUDAFED
Lubriderm
DESITIN
Chiclets
Trident White
CERTS
Efferdent
BenaMist
Benadryl ALLERGY
e.p.t
Unisom
BENGAY
Dentyne Ice

Overview of Consolidated Operating Results

In 2001, total revenues grew 10% to $32,259 million. Our human pharmaceutical business drove our performance, achieving revenue growth of 13%. We had eight products each generating at least $1 billion of revenues. For 2001, net income grew 109% to $7,788 million and diluted earnings per share (EPS) grew 107% to $1.22. These results were impacted by:

- unprecedented negative effects of foreign exchange
- costs related to our merger with Warner-Lambert Company (Warner-Lambert) including integration costs and restructuring charges
- certain significant items, including an increase to revenues from an accounting harmonization for Medicaid and contract rebate accruals, gains on the sales of research-related equity investments and co-promotion charges

On June 19, 2000, we completed our merger with Warner-Lambert. The merger qualified as a tax-free reorganization and was accounted for as a pooling of interests. We restated all prior period consolidated financial statements of Pfizer to include the results of operations, financial position and cash flows of Warner-Lambert as if we had always been merged. Prior to the merger, the only significant transactions between Pfizer and Warner-Lambert occurred under the Lipitor marketing agreements. These transactions have been excluded from the restated financial information. Certain reclassifications and adjustments have been made to conform the companies' financial statements. Our operating results in 2000 were impacted by:

- costs related to our merger with Warner-Lambert, including transaction costs, integration costs and restructuring charges
- costs related to Warner-Lambert's termination of the Warner-Lambert/American Home Products Corporation merger
- certain significant items, including gains on the sales of certain product lines and research-related equity investments and charges associated with the sale of Animal Health's feed-additive product lines and the withdrawal of Rezulin

Accounting Policies

The following accounting policies are important to an understanding of our operating results and financial condition and should be considered as an integral part of the financial review. For additional accounting policies, see note 1 to the consolidated financial statements, "Significant Accounting Policies."

Estimates and Assumptions

In preparing our financial information, we use some estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for sales discounts and incentives, depreciation, amortization, employee benefits, contingencies and asset valuation allowances. For instance, in determining our annual pension and other post-employment benefit costs, we estimate the rate of return on plan assets and the cost of future health care benefits. We are also subject to risks and uncertainties that may cause actual results to differ from estimated results, such as changes in the health care environment, competition, foreign exchange, litigation, legislation and regulations. Certain of these risks, uncertainties and assumptions are discussed under the heading entitled "Forward-Looking Information and Factors That May Affect Future Results."

Revenues

Revenue Recognition

We record revenue from product sales when the goods are shipped and title passes to the customer.

Sales Incentives

We generally record sales incentives as a reduction of revenue at the time the related revenue is recorded or when the incentive is offered, whichever is later. We estimate the cost of the sales incentives based on our historical experience with similar incentive programs.

Sales Discounts and Rebates

Provisions for discounts to customers are recorded based on the terms of sale in the same period the related sales are recorded. We determine the amount of Medicaid discounts and contract rebates based on an estimate of reimbursable prescriptions filled for individuals covered by Medicaid or a provider with whom we contract.

Co-promotion Agreements

We have agreements to promote pharmaceutical products discovered by other companies. Revenue is earned pursuant to the contract terms when our co-promotion partners ship the related products and title passes to the customer. Our revenue is primarily based upon a percentage of our co-promotion partners' net sales. Generally, expenses for selling and marketing these products are included in *Selling, informational and administrative expenses.*

Prior to the co-promoted product's receiving regulatory approval, we expense, as incurred, milestone payments made under these agreements and record them against *Other income-net.* Once the product receives regulatory approval, we record any subsequent milestone payments in *Other assets, deferred taxes and deferred charges* and amortize them over the remaining license term or the expected product life cycle, whichever is shorter.

Contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of our businesses that cover a wide range of matters, including among others, product liability, environmental matters, merger-related litigation and contract and employment claims. We record accruals for such contingencies based upon our assessment of the probability of occurrence and, where determinable, an estimate of the liability. We record anticipated recoveries under existing insurance contracts when probable of recovery. We consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. We also provide reserves when we believe that a taxing authority may take a sustainable position on a matter contrary to the position taken by us or one of our subsidiaries.

Financial Instruments

We invest, borrow and offset or hedge through a variety of financial instruments.

Held-to-maturity debt securities are reported at cost, which reflects our intent and ability to hold the securities until maturity and that the securities will be redeemed for their face value.

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on our experience relative to the total population of accounts receivable.

All derivative contracts are reported at estimated fair value, with changes in fair value reported in earnings or deferred until the offset or hedged item is recognized in earnings, depending on the nature and effectiveness of the offset or hedging relationship (where changes in the fair value of the hedged item are offset by changes in the fair value of the derivative hedging instrument). These are liquid contracts and their fair values are based on valuation models that use market quotes and our view of the creditworthiness of the derivative counterparty. Any ineffectiveness in a hedging relationship is recognized immediately into earnings. Ineffectiveness is minimized through the proper relationship of the hedging derivative contract with the hedged item.

Analysis of the Consolidated Statement of Income

(millions of dollars)	2001	2000	1999	% Change 01/00	% Change 00/99
Revenues	**$32,259**	$29,355	$27,166	**10**	8
Cost of sales	**5,034**	5,007	5,576	**1**	(10)
% of revenues	**15.6%**	17.1%	20.5%		
Selling, informational and administrative expenses	**11,299**	11,223	10,600	**1**	6
% of revenues	**35.0%**	38.2%	39.0%		
R&D expenses	**4,847**	4,435	4,036	**9**	10
% of revenues	**15.0%**	15.1%	14.9%		
Merger-related costs	**839**	3,257	33	**(74)**	M+
% of revenues	**2.6%**	11.1%	—		
Other income—net	**(89)**	(348)	(24)	**(74)**	M+
Income from continuing operations before taxes	**$10,329**	$ 5,781	$ 6,945	**79**	(17)
% of revenues	**32.0%**	19.7%	25.6%		
Provision for taxes on income	**$ 2,561**	$ 2,049	$ 1,968	**25**	4
Effective tax rate	**24.8%**	35.4%	28.3%		
Income from continuing operations	**$ 7,752**	$ 3,718	$ 4,972	**108**	(25)
% of revenues	**24.0%**	12.7%	18.3%		
Discontinued operations—net of tax	**36**	8	(20)	**337**	*
Net income	**$ 7,788**	$ 3,726	$ 4,952	**109**	(25)
% of revenues	**24.1%**	12.7%	18.2%		

Certain reclassifications were made in 2000 and 1999 to conform to the 2001 presentation.
Percentages in this table and throughout the financial review may reflect rounding adjustments.
M+ — Change greater than one thousand percent.
**— Calculation not meaningful.*

Revenues

Revenues increased 10% to $32,259 million in 2001 and 8% to $29,355 million in 2000. Revenue increases were primarily due to sales volume growth of human pharmaceutical products.

Revenues in the U.S. grew 12% to $19,932 million in 2001 and 8% to $17,753 million in 2000. International revenues grew 6% to $12,327 million in 2001 and 8% to $11,602 million in 2000.

Revenues were in excess of $500 million in each of 7 countries outside the U.S. in 2001. The U.S. was the only country to contribute more than 10% to total revenues.

Percentage Change in Revenues

	Total % Change	Analysis of % Change		
		Volume	Price	Currency
Pharmaceuticals				
2001 vs. 2000	**12.2**	**13.9**	**1.2**	**(2.9)**
2000 vs. 1999	9.9	11.2	1.1	(2.4)
Consumer Products				
2001 vs. 2000	**(0.4)**	**1.9**	**0.9**	**(3.2)**
2000 vs. 1999	0.6	2.2	1.0	(2.6)
Total				
2001 vs. 2000	**9.9**	**11.6**	**1.2**	**(2.9)**
2000 vs. 1999	8.1	9.5	1.1	(2.5)

Percentage Change in Geographic Revenues

	% Change in Revenues			
	U.S.		International	
	01/00	00/99	**01/00**	00/99
Pharmaceuticals	**14**	9	**9**	11
Consumer Products	**2**	1	**(2)**	1
Total	**12**	8	**6**	8

In the second quarter of 2001, we brought the accounting methodology pertaining to accruals for estimated liabilities related to Medicaid discounts and contract rebates of Warner-Lambert into conformity with our historical method. We determine the amount of Medicaid discounts and contract rebates based on an estimate of reimbursable prescriptions filled for individuals covered by Medicaid or a provider with whom we contract. At Warner-Lambert, the amount of the liability was determined based on a historical percentage of sales. The adjustment reverses the cumulative effect of years of applying different methodologies. The adjustment increased *Revenues* in 2001 by $175 million. There were no cash or operational changes, nor were our Medicaid or managed care contract partners affected as a result of this adjustment.

Total revenues increased 12% in 2001 and 13% in 2000 excluding:

- the positive effect of the harmonization of the Pfizer/Warner-Lambert accounting methodology for Medicaid and contract rebate accruals (less than 1% or $175 million in 2001)
- the negative effects of foreign exchange (3% or $861 million in 2001 and 3% or $673 million in 2000) largely reflecting the weakening of the euro and Japanese yen relative to the dollar over the past two years
- the negative effects of the 1999 limitations on Trovan use (less than 1% or $98 million in 2000) and the market withdrawal of Rezulin (2% or $523 million in 2000)

Revenues by Business Segment

We operate in the following two business segments:

- **Pharmaceuticals**—including:
  - —treatments for heart diseases, infectious diseases, central nervous system disorders, diabetes, arthritis, urogenital conditions and allergies, as well as the manufacture of empty hard-gelatin capsules
  - —products for food animals and companion animals
- **Consumer Products**—including self-medications, shaving and fish food and fish care products, as well as confectionery products consisting of chewing gums, breath mints and cough tablets

Pharmaceuticals

The pharmaceuticals segment includes our human pharmaceuticals and animal health businesses as well as Capsugel, a capsule manufacturing business. Revenues of our pharmaceuticals segment were as follows:

				% Change	
(millions of dollars)	**2001**	2000	1999	**01/00**	00/99
Human pharmaceuticals	**$25,518**	$22,567	$20,155	**13**	12
Animal health	**1,022**	1,051	1,322	**(3)**	(20)
Capsugel	**409**	407	391	**1**	4
Total pharmaceuticals	**$26,949**	$24,025	$21,868	**12**	10

Human pharmaceutical revenues increased 13% in 2001 to $25,518 million and 12% in 2000 to $22,567 million. Excluding foreign exchange and the harmonization of an accounting methodology for Medicaid and contract rebate accruals, human pharmaceutical revenues grew by 15% in 2001. Excluding foreign exchange, the limitations on Trovan use and the withdrawal of Rezulin, human pharmaceutical revenues grew by 18% in 2000.

In the U.S. market, human pharmaceutical revenue growth was 14% (13% excluding the effect of the harmonization of an accounting methodology) in 2001 and 12% in 2000, while international growth was 11% in 2001 and 13% in 2000 (19% in both years excluding the impact of foreign exchange).

In 2001, we had eight human pharmaceutical products, including our alliance product Celebrex, each with sales to third parties of $1 billion or more. These products—Lipitor, Norvasc, Zoloft, Neurontin, Celebrex, Zithromax, Viagra and Diflucan—representing 76% of human pharmaceutical revenues, grew at a combined rate of 17% in 2001.

Revenues — Major Human Pharmaceutical Products

(millions of dollars)	2001	2000	1999	% Change 01/00	% Change 00/99
Cardiovascular Diseases:	**$11,589**	$10,341	$8,825	**12**	17
Lipitor	**6,449**	5,030	3,795	**28**	33
Norvasc	**3,582**	3,361	2,991	**7**	12
Cardura	**552**	795	784	**(31)**	1
Accupril/Accuretic	**605**	552	514	**9**	8
Infectious Diseases:	**3,639**	3,524	3,630	**3**	(3)
Zithromax	**1,506**	1,382	1,309	**9**	6
Diflucan	**1,066**	1,014	989	**5**	2
Viracept	**364**	436	530	**(16)**	(18)
Central Nervous System Disorders:	**4,741**	3,883	3,271	**22**	19
Zoloft	**2,366**	2,140	1,997	**11**	7
Neurontin	**1,751**	1,334	913	**31**	46
Geodon	**150**	—	—	—	—
Urogenital Conditions:					
Viagra	**1,518**	1,344	1,016	**13**	32
Allergy:	**993**	703	546	**41**	29
Zyrtec	**990**	699	541	**42**	29
Alliance Revenue	**1,379**	1,159	665	**19**	74

- **Lipitor** is one of the largest-selling statin medicines worldwide for the treatment of elevated cholesterol levels in the blood.
- **Norvasc** is the world's largest-selling medicine for hypertension and angina and the fourth-largest-selling pharmaceutical of any kind. Sales increased because of the favorable benefits the product provides to patients—once-daily dosing, safety, tolerability and 24-hour control for hypertension and angina.
- **Zithromax** is the most-prescribed brand-name oral antibiotic in the U.S. and the second-largest-selling antibiotic worldwide.
- **Diflucan's** sales growth after 13 years on the market reflects the product's continuing acceptance as the therapy of choice for a wide range of fungal infections.
- **Zoloft** is the most-prescribed selective serotonin re-uptake inhibitor in the U.S. for the treatment of depression, obsessive-compulsive disorder (in adults and children), panic disorder and post-traumatic stress disorder.
- **Neurontin** is the world's top-selling anticonvulsant for use in adjunctive therapy for epilepsy. Neurontin is also approved in more than 50 markets for the treatment of neuropathic pain.
- **Geodon** was approved by the U.S. Food and Drug Administration (FDA) in February 2001 for the treatment of symptoms associated with schizophrenia. We launched Geodon in the U.S. in the first quarter of 2001.
- **Viagra** is the most widely prescribed medication in the world for the treatment of erectile dysfunction.
- **Zyrtec's** sales growth reflects the product's strong, rapid and long-lasting relief for seasonal and year-round allergies and hives with once-daily dosing. In the third quarter of 2001, we launched Zyrtec-D 12 Hour, an oral antihistamine decongestant combination medicine, which treats both indoor and outdoor allergies, as well as nasal congestion.
- **Alliance revenue** reflects revenue associated with the co-promotion of Celebrex and Aricept. Celebrex, which was discovered and developed by our alliance partner Pharmacia Corporation, is used for the relief of symptoms of adult rheumatoid arthritis and osteoarthritis. Aricept, discovered and developed by our alliance partner Eisai Co., Ltd., is used to treat symptoms of Alzheimer's disease.

  Alliances allow us to co-promote or license these products for sale in certain countries. Under the co-promotion agreements, these products are marketed and promoted with our alliance partners. We provide cash, staff and other resources to sell, market, promote and further develop these products.

On March 21, 2000, we announced that we were discontinuing the sale of Rezulin, a product acquired in the merger with Warner-Lambert. Since March 1997, Warner-Lambert marketed Rezulin in the U.S. with an affiliate of Sankyo Company, Ltd., from whom we licensed the product for North America and other areas. Rezulin sales were $102 million in 2000 and $625 million in 1999. For additional details, see note 20 to the consolidated financial statements, "Legal Proceedings and Contingencies."

Rebates under Medicaid and related state programs reduced revenues by $347 million in 2001 ($408 million excluding the effect of the harmonization of the Pfizer/Warner-Lambert accounting methodology for Medicaid rebate accruals), $354 million in 2000 and $296 million in 1999. We also provided legislatively mandated discounts to the U.S. federal government of $330 million in 2001, $225 million in 2000 and $176 million in 1999. Performance-based contracts also provide for rebates to several customers.

Animal Health revenues decreased 3% to $1,022 million in 2001 and decreased 20% to $1,051 million in 2000. Excluding the impact of foreign exchange and the feed-additive product lines which were sold in November 2000, Animal Health revenues increased 13% in 2001 primarily due to:

- the increased sales of Revolution, an anti-parasitic for companion animals
- new promotional and distribution practices as well as various restructuring initiatives

partially offset by:

- the impact of mad-cow disease and foot-and-mouth disease in Europe

Excluding the impact of foreign exchange, Animal Health revenues decreased 17% in 2000 primarily due to:

- the size of the initial distribution of Revolution requested by veterinarians in the U.S. in 1999
- competitive pressures on key brands
- the weakness in the U.S. and European livestock markets

In November 2000, we sold Animal Health's feed-additive product lines to Phibro Animal Health, a wholly owned subsidiary of Philipp Brothers Chemicals, Inc., for cash of $45 million and a promissory note for $23 million due March 1, 2004. The sale resulted in a loss of $85 million, which was recorded in *Other income—net.*

Consumer Products

The consumer products segment includes our consumer healthcare, confectionary, shaving and fish products businesses. Revenues of these businesses were as follows:

				% Change	
(millions of dollars)	**2001**	2000	1999	**01/00**	00/99
Consumer Healthcare products	**$2,448**	$2,353	$2,413	**4**	(2)
Confectionery products	**1,963**	2,015	1,925	**(3)**	5
Shaving products	**716**	771	770	**(7)**	—
Tetra fish products	**183**	191	190	**(4)**	1
Total consumer products	**$5,310**	$5,330	$5,298	**—**	1

Consumer Healthcare revenues increased 4% in 2001 to $2,448 million and decreased 2% in 2000 to $2,353 million. Excluding the impact of foreign exchange, Consumer Healthcare revenues increased 6% in 2001 primarily due to:

- the sales growth of Sudafed, Benadryl and Listerine mouthwash
- the U.S. launch of Listerine PocketPaks in September 2001

Excluding the impact of foreign exchange, Consumer Healthcare revenues remained unchanged in 2000. Sales in 2000 were impacted by:

- the divestitures of Rid and Bain de Soleil product lines
- private label competition for Zantac 75

offset by:

- the sales growth of Listerine mouthwash and Benadryl

In the second quarter of 2000, we sold the Rid line of lice-control products to Bayer Corporation for approximately $89 million in cash. The sale resulted in a pre-tax gain of approximately $78 million, which was recorded in *Other income—net.*

In the fourth quarter of 1999, we sold the Bain de Soleil sun care product line to Schering-Plough HealthCare Products, Inc. for approximately $26 million in cash. Proceeds from the sale approximated the total of the carrying value of net assets associated with this product line and selling costs.

Confectionery revenues decreased 3% in 2001 to $1,963 million and increased 5% in 2000 to $2,015 million. Excluding the impact of foreign exchange, confectionery revenues increased 1% in 2001 primarily due to:

- the strong sales performance of Dentyne Ice in North American markets

partially offset by:

- increased competition
- weaker economies in Europe, Canada and other markets

Excluding the impact of foreign exchange, confectionery revenues increased 7% in 2000 primarily due to sales growth of Trident Advantage and Dentyne Ice gums as well as Halls cough drops, particularly in North America.

Product Developments

We continue to invest in R&D to provide future sources of revenue through the development of new products, as well as through additional uses for existing in-line and alliance products. We have five new products undergoing regulatory review in the U.S and/or European community: Bextra (discovered and developed by Pharmacia Corporation), Spiriva (discovered and developed by Boehringer Ingelheim), Vfend, Geodon and Relpax. We expect to begin selling all five products in new markets during 2002, once regulatory approval is received. However, there are no assurances as to when, or if, we will receive regulatory approval for any of our new products.

Certain significant regulatory actions by, and filings pending with, the FDA follow:

U.S. FDA Approvals

Product	Indication/Dosage	Date Approved
Zithromax	Single-dose and three-day treatment regimens for acute otitis media (inflammation of the middle ear) in children	December 2001
Bextra (valdecoxib)	Pain and inflammation from: osteoarthritis adult rheumatoid arthritis menstrual pain	November 2001
Zyrtec-D 12 Hour	Year-round indoor/outdoor allergies Nasal congestion	August 2001
Zoloft	Long-term use for post-traumatic stress disorder	August 2001
Estrostep	Moderate acne in women	July 2001
Geodon	Psychotic disorders — oral dosage form	February 2001

Pending U.S. New Drug Applications (NDA)

Product	Indication/Dosage	Date Filed
Zoloft	Pediatric depression	December 2001
Spiriva	Chronic Obstructive Pulmonary Disease (chronic respiratory disorder that includes chronic bronchitis and emphysema)	December 2001
Zyrtec	Pediatric	December 2001
Norvasc	Pediatric	September 2001
Neurontin	Neuropathic pain	August 2001
Zithromax	Three-day treatment regimen for adult respiratory infections	July 2001
Cardura XL	Benign prostatic hyperplasia (enlarged prostate)	April 2001
Zoloft	Premenstrual dysphoric disorder	January 2001
Vfend	Serious fungal infections	November 2000
Relpax	Migraine headaches	October 1998
Geodon	Psychotic disorders—intramuscular dosage form	December 1997

- In December 2001, we received an approvable letter from the FDA for the use of Zoloft in the treatment of premenstrual dysphoric disorder.
- In December 2001, we received an approvable letter from the FDA for both the oral and intravenous formulations of Vfend, a treatment for serious fungal infections.
- In June 2001, the European Mutual Recognition Process was completed for Relpax, a treatment for migraines. Relpax was approved in the European Union in dosage levels of 20 mg., 40 mg. and 80 mg. In the fourth quarter of 2000, the FDA sent us an approvable letter for Relpax in which we were asked to conduct an additional, short-term cardiovascular physiology study. We expect to file this study with the FDA in 2002.
- In March 2001, we received an approvable letter from the FDA for an intramuscular form of Geodon for the control of agitated behavior in patients with schizophrenia. We submitted additional data to the FDA in December, 2001.

Ongoing or planned clinical trials for additional uses and dosage forms for our currently marketed products include:

Product	Indication/Dosage
Viagra	Female sexual arousal disorder
Zoloft	Dysthymia Social anxiety disorder
Lipitor/Norvasc	Single product that combines cholesterol-lowering and antihypertensive medications in Lipitor and Norvasc
Aricept	Vascular dementia
Celebrex	Sporadic adenomatous polyposis Barrett's esophagus—a precancerous condition caused by repeated damage from stomach acid regurgitation Actinic keratosis—a precancerous skin growth caused by overexposure to sunlight Bladder cancer
Accupril	Pediatric
Geodon	Mania Oral suspension dosage form

We anticipate completing regulatory filings in 2002 for the following new chemical compounds:

Compound	Indication
darifenacin	Overactive bladder
pregabalin	Neuropathic pain Epilepsy Generalized anxiety disorders

Together with co-developer Aventis Pharma, we have completed the Phase III development program of Exubera, our inhaled diabetes therapy to be administered through a device developed by Inhale Therapeutic Systems. Recognizing that Exubera is a first-in-class product with novel attributes and expected rapid, extensive usage, we have decided to include in the NDA filing an increased level of controlled, long-term pulmonary safety data in diabetic patients, an area where little data currently exists. We believe that inclusion of such chronic inhalation data in the initial NDA filing will enhance the likelihood of Exubera receiving a rapid review by the FDA. We will review the progress of our controlled, long-term safety database during 2002, at which time we will determine whether we have demonstrated, to our satisfaction, the safety and efficacy of Exubera and have, in our opinion, a fileable and approvable NDA.

Additional product-related programs are in various stages of discovery and development.

Costs and Expenses

Cost of sales increased 1% in 2001 and decreased 10% in 2000 while revenues increased 10% in 2001 and 8% in 2000. The change in both years reflects favorable product and business mix, integration synergies, manufacturing efficiencies and the favorable impact of foreign exchange.

SI&A expenses increased 1% in 2001 and 6% in 2000. These increases reflect continued strong marketing and sales support for our broad portfolio of human therapeutics, largely offset by cost savings achieved from the integration of Pfizer and Warner-Lambert, especially the administrative infrastructure, and the favorable impact of foreign exchange.

R&D expenses increased 9% in 2001 and 10% in 2000. These expenditures were necessary to support the advancement of potential drug candidates in all stages of development (from initial discovery through final regulatory approval). R&D expenses were offset by administrative cost savings achieved from the integration of Pfizer and Warner-Lambert and the favorable impact of foreign exchange in international research activities.

Merger-related costs include the following:

(millions of dollars)	2001	2000
Transaction costs	$ —	$ 226
Transaction costs related to Warner-Lambert's termination of the Warner-Lambert/American Home Products merger	—	1,838
Integration costs	467	246
Restructuring charges	372	947
Total merger-related costs	$839	$3,257

- Transaction costs include banking, legal, accounting and other costs directly related to our merger with Warner-Lambert.
- Integration costs represent external, incremental costs directly related to our merger with Warner-Lambert, including expenditures for consulting and systems integration.
- The components of the restructuring charges associated with the merger of the Warner-Lambert operations follow:

	Provisions			Utilization through December 31,	Reserve* December 31,
(millions of dollars)	2001	2000	Total	2001	2001
Employee termination costs	$258	$876	$1,134	$(1,037)	$97
Property, plant and equipment	84	46	130	(130)	—
Other	30	25	55	(54)	1
Total	$372	$947	$1,319	$(1,221)	$98

**Included in Other current liabilities.*

Through December 31, 2001, the charges for employee termination costs represent the approved reduction of our work force by 6,691 people, mainly comprising administrative functions for corporate, manufacturing, distribution, sales and research. We notified these people and as of December 31, 2001, 6,338 employees were terminated. We will complete terminations of the remaining personnel within one year of their notification. Employee termination costs include accrued severance benefits and costs associated with change-in-control provisions of certain Warner-Lambert employment contracts. Under the terms of these Warner-Lambert employment contracts, certain terminated employees may elect to defer receipt of severance benefits. Severance benefits deferred for future payments were $215 million at December 31, 2001 and $177 million at December 31, 2000. The deferred severance benefits are considered utilized charges and are included in *Other noncurrent liabilities.*

Property, plant and equipment charges include the impairment and disposal costs from the consolidation of facilities and related fixed assets, a contract termination payment and termination of certain software installation projects.

Other restructuring charges primarily consist of charges for contract termination payments—$27 million in 2001 and $16 million in 2000; facility closure costs—$2 million in 2001 and $4 million in 2000 and assets we wrote off, including inventory and intangible assets—$1 million in 2001 and $5 million in 2000.

We continue to anticipate total merger-related costs through 2002 (excluding the transaction costs related to Warner-Lambert's termination of the Warner-Lambert/American Home Products merger) of about $2.4 billion.

Other income—net was $89 million in 2001 and $348 million in 2000. Other income—net in 2001 includes the following:

- gains on the sales of research-related equity investments—$17 million
- an increase in net interest income as a result of higher average net investment levels partially offset by lower average interest rates
- unfavorable foreign exchange effects resulting from the impact of currency movements
- co-promotion charges—$206 million
- amortization of goodwill and other intangibles — $103 million

Other income-net in 2000 includes the following:

- gains on the sales of research-related equity investments—$216 million
- a gain on the sale of Rid—$78 million
- a gain on the sale of the Omnicef brand—$39 million
- an increase in net interest income as a result of higher average net investment levels at higher average interest rates
- favorable foreign exchange effects resulting from the impact of currency movements
- hedging activities
- costs associated with the withdrawal of Rezulin—$136 million
- a loss on the sale of Animal Health's feed-additive products—$85 million

Our overall **effective tax rate** for continuing operations was 24.8% in 2001 and 35.4% in 2000.

The effective tax rate for continuing operations, excluding the effect of certain significant items and merger-related costs was 25.5% in 2001 and 27.2% in 2000. The lower tax rate in 2001, on this basis, was primarily due to changes in product mix and tax-planning initiatives.

We have received and are protesting assessments for additional taxes from the Belgian tax authorities. For additional details, see note 11 to the consolidated financial statements, "Taxes on Income."

Income From Continuing Operations

Income from continuing operations and diluted earnings per share, excluding certain significant items and merger-related costs, each increased by 28% in 2001. A reconciliation between reported income from continuing operations and income from continuing operations excluding certain significant items and merger-related costs follows:

				% Change	
(millions of dollars)	**2001**	2000	1999	**01/00**	00/99
Income from continuing operations as reported	**$7,752**	$3,718	$4,972	**108**	(25)
Certain significant items and merger-related costs	**563**	2,769	234	**(80)**	M+
Income from continuing operations, excluding certain significant items and merger-related costs	**$8,315**	$6,487	$5,206	**28**	25
Diluted earnings per share from continuing operations, excluding certain significant items and merger-related costs	**$ 1.31**	$ 1.02	$ .82	**28**	24

M+ Change greater than one thousand percent.

Certain significant items and merger-related costs follow:

(millions of dollars)	**2001**	2000	1999
Significant items, pre-tax:			
Harmonization of accounting methodology*	**$(175)**	$ —	$ —
Co-promotion charges**	**206**	—	—
Gains on the sales of research-related equity investments**	**(17)**	(216)	—
Gain on the sale of Rid**	**—**	(78)	—
Costs associated with the withdrawal of Rezulin**	**—**	136	—
Gain on the sale of the Omnicef brand**	**—**	(39)	—
Loss on the sale of feed-additive products**	**—**	85	—
Trovan inventory charge†	**—**	—	310
Total significant items, pre-tax	**14**	(112)	310
Total merger-related costs	**839**	3,257	33
Total significant items and merger-related costs, pre-tax	**853**	3,145	343
Provision for taxes on income	**(290)**	(376)	(109)
Total significant items and merger-related costs, after-tax	**$ 563**	$2,769	$ 234

** Represents the harmonization of the Pfizer/Warner-Lambert accounting methodology for Medicaid and contract rebate accruals and is included as an increase in Revenues.*

*** Included in Other income-net.*

† Included in Cost of sales.

Financial Condition, Liquidity and Capital Resources

Our net financial asset position as of December 31 was as follows:

(millions of dollars)	2001	2000
Financial assets*	**$14,613**	$9,532
Short- and long-term debt	**8,874**	5,412
Net financial assets	**$5,739**	$4,120

**Consists of cash and cash equivalents, short-term loans and investments, and long-term loans and investments.*

Our contractual obligations at December 31, 2001 mature as follows:

	Years			
(millions of dollars)	Within 1	Over 1 to 3	Over 3 to 5	After 5
Short-term debt	$6,265	—	—	—
Lease commitments	$ 145	$258	$199	$690
Long-term debt*	—	$885	$972	$752

**Long-term debt consists of senior unsecured notes, floating-rate unsecured notes, foreign denominated notes and other borrowings and mortgages.*

We have available lines of credit and revolving-credit agreements with a group of banks and other financial intermediaries. We utilize short-term commercial paper to provide working capital. We maintain cash balances in excess of our commercial paper borrowings and have access to $2.8 billion of lines of credit which expire within one year. Of these lines of credit, $2.5 billion are unused of which our lenders have committed to loan us $704 million at our request.

Our short-term debt has been rated P1 by Moody's Investors Services (Moody's) and A-1+ by Standard and Poor's (S&P). Also, our long-term debt has been rated Aaa by Moody's and AAA by S&P for the past 16 years. Moody's and S&P are the major corporate debt-rating organizations and these are their highest ratings. We rely on operating cash flow and short-term commercial paper borrowings to provide for working capital needs. Our access to short-term financing at favorable rates would be materially affected by a substantial downgrade in our credit ratings. Our superior credit ratings are primarily based on our diversified product portfolio, our strong operating cash flows and our substantial cash balances.

In 2001, we issued $1,350 million and 60 billion yen ($489 million at date of issuance) senior unsecured notes under a $2.5 billion shelf registration filed with the Securities and Exchange Commission (SEC) in October 2000. $600 million of the notes mature November 1, 2004, with interest payable semi-annually, beginning on May 1, 2002, at a rate of 3.625%. $750 million of the notes mature on February 1, 2006, with interest payable semi-annually, beginning on August 1, 2001, at a rate of 5.625%. The 60 billion yen notes mature on March 18, 2008, with interest payable semi-annually, beginning on September 18, 2001, at a rate of .80%. The proceeds from the note issuances were used for general corporate purposes.

In 2002, we expect to:

- invest approximately $5.3 billion in R&D
- spend approximately $552 million under purchase commitments of our manufacturing and research operations
- spend approximately $2.4 billion on property, plant and equipment

Certain of our co-promotion agreements include additional provisions that give our alliance partners the right to negotiate the co-promotion of certain specified Pfizer-discovered products or to receive cash payments beginning after 2005.

Selected Measures of Liquidity and Capital Resources

	2001	2000
Cash and cash equivalents and short-term loans and investments (millions of dollars)*	**$8,884**	$7,003
Working capital (millions of dollars)	**4,810**	5,206
Current ratio	**1.35:1**	1.43:1
Shareholders' equity per common share**	**$ 2.95**	$ 2.58

**Wherever possible, cash management is centralized and intercompany financing is used to provide working capital to countries as needed. Where local restrictions prevent intercompany financing, then cash balances would remain in the country and local needs would be met through external borrowings.*

***Represents shareholders' equity divided by the number of common shares outstanding (which excludes treasury shares and those held by our employee benefit trusts).*

The decreases in working capital and the current ratio in 2001 were primarily due to the following:

purchases of:

- property, plant and equipment
- long-term investments
- our common stock

partially offset by:

- cash from current period operations
- long-term debt issuances of $1,350 million and 60 billion yen

The increase in shareholders' equity per common share in 2001 is primarily due to net income, partially offset by cash dividends.

Summary of Cash Flows

(millions of dollars)	2001	2000	1999
Cash provided by/(used in):			
Operating activities	**$9,291**	$ 6,195	$5,493
Investing activities	**(7,225)**	(3,753)	(3,906)
Financing activities	**(2,096)**	(3,705)	(1,627)
Discontinued operations	**(28)**	—	(20)
Effect of exchange-rate changes on cash and cash equivalents	**(5)**	4	11
Net decrease in cash and cash equivalents	**$ (63)**	$(1,259)	$ (49)

Net cash provided by operating activities increased $3,096 million in 2001 primarily due to:

- current period operations, excluding merger-related costs
- the timing of collections of accounts receivable

partially offset by:

- payments of merger-related costs

Net cash provided by operating activities increased $702 million in 2000 primarily due to:

- current period operations excluding merger-related costs
- lower income tax payments and the receipt of income tax refunds
- the timing of collections of accounts receivable
- an increase in other current liabilities

partially offset by:

- payments of merger-related costs

Net cash used in investing activities increased $3,472 million in 2001 primarily due to:

- an increase in purchases of short and long-term investments

partially offset by:

- an increase in redemptions of short-term investments

Net cash used in investing activities decreased $153 million in 2000 primarily due to:

- a decrease in capital expenditures
- proceeds from the sales of equity investments
- a decrease in purchases of short-term investments

partially offset by:

- a decrease in redemptions of short-term investments
- an increase in purchases of long-term investments

Net cash used in financing activities decreased $1,609 million in 2001 primarily due to:

- an increase in net proceeds from borrowings

partially offset by:

- an increase in common share purchases
- an increase in cash dividends paid
- less cash received from exercises of employee stock options

Net cash used in financing activities increased $2,078 million in 2000 primarily due to:

- a net decrease in borrowings
- an increase in cash dividends paid

partially offset by:

- the decrease of common share purchases in 2000
- more cash received from employee stock option exercises

In June 2001, we announced a new $5 billion share-purchase program, with a limit of 120 million shares to be purchased over a consecutive 18 month period in the open market or in privately negotiated transactions. In May 2001, we completed a share-purchase program, begun in September 1998, under which we purchased, in total, approximately 127 million shares at a total cost of $5 billion. In 2001, we purchased approximately 68.5 million shares of our common stock in the open market at an average price of $40.83 per share under the June 2001 share-purchase program and approximately 20.3 million shares of our common stock at an average price of $42.72 per share under the September 1998 share-purchase program. In 2000, we purchased approximately 23.1 million shares of our common stock in the open market at an average price of $43.46 per share. Purchased shares are available for general corporate purposes.

Dividends on Common Stock

Our dividend payout ratio was approximately 36% in 2001 and 61% in 2000. In December 2001, our Board of Directors declared a first-quarter 2002 dividend of $.13 per share. The 2002 cash dividend marks the 35th consecutive year with a quarterly dividend increase.

Banking Operation

Our international banking operation, Pfizer International Bank Europe (PIBE), operates under a full banking license from the Central Bank of Ireland. The results of its operations are included in *Other income—net.*

PIBE extends credit to financially strong borrowers, largely through U.S. dollar loans made primarily for short and medium terms, with floating interest rates. Generally, loans are made on an unsecured basis. When deemed appropriate, guarantees and certain covenants may be obtained as a condition to the extension of credit.

To reduce credit risk, PIBE has established credit approval guidelines, borrowing limits and monitoring procedures. Credit risk is further reduced through an active policy of diversification with respect to borrower, industry and geographic location. PIBE continues to enjoy S&P's highest short-term rating of A-1+.

The net income of PIBE is affected by changes in market interest rates because of repricing and maturity mismatches between its interest-sensitive assets and liabilities. PIBE is currently asset sensitive (more assets than liabilities repricing in a given period) and, therefore, we expect that in an environment of decreasing interest rates, net income would decrease. PIBE's asset and liability management reflects its liquidity position and general market conditions.

For additional details regarding our banking operation, see note 5 to the consolidated financial statements, "Banking and Insurance Subsidiaries."

Forward-Looking Information and Factors That May Affect Future Results

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This annual report and other written and oral statements that we make from time to time contain such forward-looking statements that set out anticipated results based on management's plans and assumptions. We have tried, wherever possible, to identify such statements by using words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and words and terms of similar substance in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following:

- the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved
- competitive developments affecting our current growth products
- the ability to successfully market both new and existing products domestically and internationally
- difficulties or delays in manufacturing
- trade buying patterns
- ability to meet generic and branded competition after the expiration of the Company's patents
- trends toward managed care and health care cost containment
- possible U.S. legislation affecting pharmaceutical pricing and reimbursement or Medicare
- exposure to product liability and other types of lawsuits
- contingencies related to actual or alleged environmental contamination
- the Company's ability to protect its intellectual property both domestically and internationally
- interest rate and foreign currency exchange rate fluctuations
- governmental laws and regulations affecting domestic and foreign operations, including tax obligations
- changes in generally accepted accounting principles
- changes in business, political and economic conditions due to the recent terrorist attacks in the U.S., the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas
- growth in costs and expenses
- changes in our product mix
- the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

Certain risks, uncertainties and assumptions are discussed here and under the heading entitled "Cautionary Factors That May Affect Future Results" in Item 1 of our annual report on Form 10-K for the year ended December 31, 2001, which will be filed at the end of March 2002.

This discussion of potential risks and uncertainties is by no means complete but is designed to highlight important factors that may impact our outlook.

Competition and the Health Care Environment

In the U.S., many pharmaceutical products are subject to increasing pricing pressures, which could be significantly impacted by the current national debate over Medicare reform. If the Medicare program provided outpatient pharmaceutical coverage for its beneficiaries, the federal government, through its enormous purchasing power under the program, could demand discounts from pharmaceutical companies that may implicitly create price controls on prescription drugs. On the other hand, a Medicare drug reimbursement provision may increase the volume of pharmaceutical drug purchases, offsetting at least in part these potential price discounts. In addition, managed care organizations, institutions and other government agencies continue to seek price discounts. Government efforts to reduce Medicare and Medicaid expenses are expected to increase the use of managed care organizations. This may result in managed care's influencing prescription decisions for a larger segment of the population.

We encounter similar regulatory and legislative issues in most other countries. In Europe and some other international markets, the government provides health care at low direct costs to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored health care system. This international patchwork of price regulation has led to inconsistent prices and some third-party trade in our products from markets with low prices. Such trade exploiting price differences between countries can undermine our sales in markets with higher prices. As a result, it is expected that pressures on the pricing component of operating results will continue.

As part of our commitment to improving health care for low-income seniors, we have expanded our Pfizer For Living program to include three new elements: a Pfizer Share Card; a help line to assist low-income seniors in learning about other services and benefits available in the health-care system; and new easy-to-read health information on medical conditions. The Pfizer Share Card will enable individual Medicare-eligible Americans with annual gross incomes of less than $18,000 ($24,000 for couples who file joint returns) who lack prescription drug coverage to buy a 30-day supply of any Pfizer prescription medicine for a flat fee of $15 per product.

Financial Risk Management

The overall objective of our financial risk management program is to seek a reduction in the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

Foreign Exchange Risk

A significant portion of our revenues and earnings are exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing local currency revenues in relation to local currency costs and local currency assets in relation to local currency liabilities. Generally, we do not use financial instruments for trading activities.

Foreign exchange risk is also managed through the use of foreign currency forward-exchange contracts. These contracts are used to offset the potential earnings effects from short-term foreign currency assets and liabilities that arise from operations. We also use foreign currency swaps to hedge the potential earnings effects from short and long-term foreign currency investments and loans and intercompany loans. For additional details on foreign exchange exposures, see note 6-D to the consolidated financial statements, "Derivative Financial Instruments and Hedging Activities."

In addition, foreign currency put options are sometimes purchased to reduce a portion of the potential negative effects on earnings related to certain of our significant anticipated intercompany inventory purchases for up to one year. These purchased options hedge Japanese yen versus the U.S. dollar. There were no purchased Japanese yen options outstanding at December 31, 2001 or 2000.

Also, under certain market conditions, we protect against possible declines in the reported net assets of our subsidiaries in Japan and in countries that are members of the European Monetary Union. In 2000, we did this through foreign currency swaps and borrowings in Japanese yen and through borrowings in euros. Late in the fourth quarter of 2000, we terminated our foreign currency swaps and replaced them with additional borrowings in Japanese yen. Early in the first quarter of 2001, we ceased all such borrowings in euros.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to foreign exchange rate changes. The fair values of these instruments were determined as follows:

- forward-exchange contracts and currency swaps—net present values
- foreign receivables, payables, debt and loans—changes in exchange rates

In this sensitivity analysis, we assumed that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar. All other factors were held constant.

If there were an adverse change in foreign exchange rates of 10%, the expected effect on net income related to our financial instruments would be immaterial. For additional details, see note 6-D to the consolidated financial statements, "Derivative Financial Instruments and Hedging Activities—Accounting Policies."

Interest Rate Risk

Our U.S. dollar interest-bearing investments, loans and borrowings are subject to interest rate risk. We invest and borrow primarily on a short-term or variable-rate basis. We are also subject to interest rate risk on Japanese yen short and long-term borrowings and, in 2000, on Japanese yen and euro short-term borrowings. Under certain market conditions, interest rate swap contracts are used to adjust interest-sensitive assets and liabilities and forecasted assets and liabilities.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to interest rate changes. The fair values of these instruments were determined by net present values.

In this sensitivity analysis, we used the same change in interest rate for all maturities. All other factors were held constant. If there were an adverse change in interest rates of 10%, the expected effect on net income related to our financial instruments would be immaterial.

European Currency

A European currency (euro) was introduced in January 1999 to replace the separate currencies of 12 individual countries and did replace such currencies on January 1, 2002. We modified systems and commercial arrangements to deal with the new currency, including the availability of dual currency processes to permit transactions to be denominated in legacy currencies, as well as the euro during the 1999–2001 transition period. The cost of this effort was not material to our businesses or results of operations. We continue to evaluate the economic and operational impact of the euro, including its impact on competition, pricing and foreign currency exchange risks.

Recently Issued Accounting Standards

On January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 eliminates the pooling of interests method of accounting for business combinations initiated after June 30, 2001. Under the provisions of SFAS No. 142, intangible assets with indefinite lives and goodwill are no longer amortized but are subject to annual impairment tests. Separable intangible assets with finite lives continue to be amortized over their useful lives. The adoption of SFAS No. 141 does not impact our financial position or results of operations. Application of the non-amortization provisions of SFAS No. 142 will not have a material effect on our financial condition or results of operations.The effect on diluted earnings per share is expected to be less than one cent per share for 2002. We have not yet determined the impact, if any, of adopting the impairment provisions of SFAS No. 142.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting requirements for retirement obligations associated with tangible long-lived assets. We do not expect the provisions of SFAS No. 143 to have a material impact on our consolidated financial statements. We will adopt the provisions of SFAS No. 143 as of January 1, 2003.

On January 1, 2002, we adopted the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, that replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 has no impact on our current operations.

On January 1, 2002, we adopted the provisions of the Emerging Issues Task Force (EITF) Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products*. EITF No. 00-25 requires the cost of certain vendor consideration to be classified as a reduction of revenue rather than as a marketing expense. Our adoption of EITF No. 00-25 will result in reclassifications of certain marketing expenses to reflect them as a reduction of revenues. These reclassifications will have no effect on net income.

Legal Proceedings and Contingencies

We are involved in various patent, product liability, consumer, environmental, and tax claims and litigations, and additional matters that arise from time to time in the ordinary course of our business. These include challenges to the coverage and/or validity of patents on products or processes and allegations of injuries caused by drugs or medical devices. In addition, we are subject to national, state, and local environmental laws and regulations. We are also involved in or are the subject of governmental or regulatory agency inquiries or investigations from time to time. Litigation is inherently unpredictable and excessive verdicts that are not justified by the evidence can occur. We believe that we have valid defenses with respect to the legal matters pending against us and, taking into account our insurance and reserves, we believe that the ultimate resolution of these matters will not have a material adverse impact on our financial condition, results of operations, or cash flows. It is possible, however, that cash flows or results of operations could be affected in any particular period by the resolution of one or more of these contingencies.

September 11 Terrorist Attacks

The terrorist attacks on September 11, 2001 did not materially impact our 2001 results. The distribution of products was uninterrupted and the collection of accounts receivable was normal after public and private mail services returned to customary modes of operation. Our information technology infrastructure and telecommunications performed at high levels despite significant disruption to telecommunications providers.

Going forward, our business exposure in the Middle East and Pakistan is modest. We generate about $200 million in annual revenues in the region. The level of fixed assets in that area is also nominal.

Since September 11, 2001, we have donated medicines, health care products and support services in addition to the more than $10 million that we and The Pfizer Foundation together have pledged in donations to the relief efforts.

Partly as a result of the terrorist attacks, the cost of insurance has risen and the availability of insurance has changed. We will consider the impact of these changes as we continually assess the best way to provide for our insurance needs.

Outlook

We expect double-digit annual revenue growth through 2004 at current exchange rates.

For 2002, diluted earnings per share is projected at $1.56 to $1.60, excluding certain significant items and merger-related costs. Quarterly EPS growth in 2002 will be impacted by the level of quarterly expense growth, which is likely to be higher in the first half of 2002 than in the second half of 2002. This is primarily due to the level of expenses in 2001, which was significantly lower in the first half of 2001 than in the second half of that year. We expect merger-related cost savings to reach $1.7 billion by the end of 2002. Our investment in research and development spending is projected to grow about 10% to $5.3 billion.

For 2003 and 2004, our goal is to achieve average annual diluted earnings per share growth of 15% or better, excluding certain significant items and merger-related costs.

The projected financial impact of the expanded Pfizer For Living program is included in our current revenue and earnings growth guidance for the period 2002 through 2004.

Management's Report

We prepared and are responsible for the financial statements that appear on pages 40 to 60. These financial statements are in conformity with accounting principles generally accepted in the United States of America and, therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

We have designed a system of internal control to:

- safeguard the Company's assets,
- ensure that transactions are properly authorized, and
- provide reasonable assurance, at reasonable cost, of the integrity, objectivity and reliability of the financial information.

An effective internal control system has inherent limitations no matter how well designed and, therefore, can provide only reasonable assurance with respect to financial statement preparation. The system is built on a business ethics policy that requires all employees to maintain the highest ethical standards in conducting Company affairs. Our system of internal control includes:

- careful selection, training and development of financial managers,
- an organizational structure that segregates responsibilities,
- a communications program which ensures that the Company's policies and procedures are well understood throughout the organization, and
- an extensive program of internal audits, with prompt follow-up, including reviews of separate operations and functions around the world.

Our independent certified public accountants, KPMG LLP, have audited the annual financial statements in accordance with auditing standards generally accepted in the United States of America. The independent auditors' report expresses an informed judgment as to the fair presentation of the Company's reported operating results, financial position and cash flows. Their judgment is based on the results of auditing procedures performed and such other tests that they deemed necessary, including their consideration of our internal control system.

We consider and take appropriate action on recommendations made by KPMG LLP and our internal auditors. We believe that our system of internal control is effective and adequate to accomplish the objectives discussed above.

Hank A. McKinnell, *Chairman and Chief Executive Officer*

David L. Shedlarz, *Principal Financial Officer*

Loretta V. Cangialosi, *Principal Accounting Officer*
February 28, 2002

Audit Committee's Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In this context, the Committee has met and held discussions with management and the independent auditors. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by Statement of Auditing Standards No. 61, *Communication With Audit Committees.* In addition, the Committee has discussed with the independent auditors, the auditors' independence from the Company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees.* The Committee has also considered whether the independent auditors' provision of information technology and other non-audit services to the Company is compatible with the auditors' independence. The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, for filing with the Securities and Exchange Commission. The Committee and the Board also have recommended, subject to shareholder approval, the selection of the Company's independent auditors.

Robert Burt, *Chair, Audit Committee*
February 28, 2002

Independent Auditors' Report

To the Shareholders and Board of Directors of Pfizer Inc:

We have audited the accompanying consolidated balance sheets of Pfizer Inc and Subsidiary Companies as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated statements of income, shareholders' equity and cash flows of the Warner-Lambert Company and its subsidiaries for the year ended December 31, 1999, which consolidated statements reflect net sales of approximately $12,929,000,000. Those consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts of Warner-Lambert Company and its subsidiaries for such period is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

The consolidated financial statements give retroactive effect to the merger of Pfizer Inc and Warner-Lambert Company on June 19, 2000, which has been accounted for as a pooling of interests as described in Notes 1 and 2 to the consolidated financial statements.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pfizer Inc and Subsidiary Companies as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, NY
February 28, 2002

Consolidated Statement of Income

Pfizer Inc and Subsidiary Companies

	Year ended December 31		
(millions, except per share data)	**2001**	2000	1999
Revenues	**$32,259**	$29,355	$27,166
Costs and expenses:			
Cost of sales	**5,034**	5,007	5,576
Selling, informational and administrative expenses	**11,299**	11,223	10,600
Research and development expenses	**4,847**	4,435	4,036
Merger-related costs	**839**	3,257	33
Other income—net	**(89)**	(348)	(24)
Income from continuing operations before provision for taxes on income and minority interests	**10,329**	5,781	6,945
Provision for taxes on income	**2,561**	2,049	1,968
Minority interests	**16**	14	5
Income from continuing operations	**7,752**	3,718	4,972
Discontinued operations—net of tax	**36**	8	(20)
Net income	**$ 7,788**	$ 3,726	$ 4,952
Earnings per common share—basic			
Income from continuing operations	**$ 1.25**	$ .60	$ .81
Discontinued operations—net of tax	**—**	—	—
Net income	**$ 1.25**	$ .60	$ .81
Earnings per common share—diluted			
Income from continuing operations	**$ 1.22**	$ .59	$ .79
Discontinued operations—net of tax	**—**	—	(.01)
Net income	**$ 1.22**	$ .59	$ .78
Weighted average shares—basic	**6,239**	6,210	6,126
Weighted average shares—diluted	**6,361**	6,368	6,317

See Notes to Consolidated Financial Statements which are an integral part of these statements.

Consolidated Balance Sheet

Pfizer Inc and Subsidiary Companies

(millions, except per share data)	December 31 2001	2000
Assets		
Current Assets		
Cash and cash equivalents	**$ 1,036**	$ 1,099
Short-term investments	**7,579**	5,764
Accounts receivable, less allowance for doubtful accounts: 2001—$145; 2000—$151	**5,337**	5,489
Short-term loans	**269**	140
Inventories		
Finished goods	**1,185**	1,195
Work in process	**1,095**	1,074
Raw materials and supplies	**461**	433
Total inventories	**2,741**	2,702
Prepaid expenses and taxes	**1,488**	1,993
Total current assets	**18,450**	17,187
Long-term loans and investments	**5,729**	2,529
Property, plant and equipment, less accumulated depreciation	**10,415**	9,425
Goodwill, less accumulated amortization: 2001—$358; 2000—$300	**1,722**	1,791
Other assets, deferred taxes and deferred charges	**2,837**	2,578
Total assets	**$39,153**	$33,510
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings, including current portion of long-term debt	**$ 6,265**	$ 4,289
Accounts payable	**1,579**	1,719
Dividends payable	**819**	696
Income taxes payable	**806**	850
Accrued compensation and related items	**1,083**	982
Other current liabilities	**3,088**	3,445
Total current liabilities	**13,640**	11,981
Long-term debt	**2,609**	1,123
Postretirement benefit obligation other than pension plans	**587**	564
Deferred taxes on income	**452**	380
Other noncurrent liabilities	**3,572**	3,386
Total liabilities	**20,860**	17,434
Shareholders' Equity		
Preferred stock, without par value; 12 shares authorized, none issued	**—**	—
Common stock, $.05 par value; 9,000 shares authorized; issued: 2001—6,792; 2000—6,749	**340**	337
Additional paid-in capital	**9,300**	8,895
Retained earnings	**24,430**	19,599
Accumulated other comprehensive expense	**(1,749)**	(1,515)
Employee benefit trusts	**(2,650)**	(3,382)
Treasury stock, shares at cost: 2001—515; 2000—435	**(11,378)**	(7,858)
Total shareholders' equity	**18,293**	16,076
Total liabilities and shareholders' equity	**$39,153**	$33,510

See Notes to Consolidated Financial Statements which are an integral part of these statements.

Consolidated Statement of Shareholders' Equity

Pfizer Inc and Subsidiary Companies

	Common Stock		Additional Paid-in	Employee Benefit Trusts		Treasury Stock		Retained	Accum. Other Com-prehensive	
(millions)	Shares	Par Value	Capital	Shares	Fair Value	Shares	Cost	Earnings	Inc./(Exp.)	Total
Balance January 1, 1999	6,559	$328	$5,629	(102)	$(4,200)	(339)	$ (3,911)	$15,403	$ (633)	$12,616
Comprehensive income:										
Net income								4,952		4,952
Other comprehensive expense—net of tax:										
Currency translation adjustment									(503)	(503)
Net unrealized gain on available-for-sale securities									111	111
Minimum pension liability									(20)	(20)
Total other comprehensive expense									(412)	(412)
Total comprehensive income										4,540
Cash dividends declared								(1,894)		(1,894)
Stock option transactions	73	4	903	3	93	—	(16)			984
Purchases of common stock						(66)	(2,500)			(2,500)
Employee benefit trusts transactions—net			(735)	10	1,219	(8)	(424)			60
Other	(1)	—	146					(2)		144
Balance December 31, 1999	6,631	332	5,943	(89)	(2,888)	(413)	(6,851)	18,459	(1,045)	13,950
Comprehensive income:										
Net income								3,726		3,726
Other comprehensive expense—net of tax:										
Currency translation adjustment									(458)	(458)
Net unrealized gain on available-for-sale securities									37	37
Minimum pension liability									(49)	(49)
Total other comprehensive expense									(470)	(470)
Total comprehensive income										3,256
Cash dividends declared								(2,569)		(2,569)
Stock option transactions	115	5	2,322	16	573	—	(15)			2,885
Purchases of common stock						(23)	(1,003)			(1,003)
Employee benefit trusts transactions—net			494	(1)	(1,067)	1	11			(562)
Other	3	—	136					(17)		119
Balance December 31, 2000	6,749	337	8,895	(74)	(3,382)	(435)	(7,858)	19,599	(1,515)	16,076
Comprehensive income:										
Net income								7,788		7,788
Other comprehensive expense—net of tax:										
Currency translation adjustment									(37)	(37)
Net unrealized loss on available-for-sale securities									(91)	(91)
Minimum pension liability									(106)	(106)
Total other comprehensive expense									(234)	(234)
Total comprehensive income										7,554
Cash dividends declared								(2,869)		(2,869)
Stock option transactions	40	2	981	8	337	6	104			1,424
Purchases of common stock						(89)	(3,665)			(3,665)
Employee benefit trusts transactions—net			(724)	(1)	395	2	25			(304)
Other	3	1	148			1	16	(88)		77
Balance December 31, 2001	**6,792**	**$340**	**$9,300**	**(67)**	**$(2,650)**	**(515)**	**$(11,378)**	**$24,430**	**$(1,749)**	**$18,293**

See Notes to Consolidated Financial Statements which are an integral part of these statements.

Consolidated Statement of Cash Flows

Pfizer Inc and Subsidiary Companies

(millions of dollars)	Year ended December 31 2001	2000	1999
Operating Activities			
Income from continuing operations	**$ 7,752**	$ 3,718	$ 4,972
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	**1,068**	968	905
Gains on sales of equity investments	**(17)**	(216)	—
Harmonization of accounting methodology	**(175)**	—	—
Loss on sale of Animal Health feed-additive products	**—**	85	—
Costs associated with the withdrawal of Rezulin	**—**	102	—
Trovan inventory write-off	**—**	—	310
Deferred taxes and other	**217**	(265)	213
Changes in assets and liabilities, net of effect of businesses divested:			
Accounts receivable	**(30)**	(498)	(1,274)
Inventories	**(102)**	(436)	(278)
Prepaid and other assets	**132**	365	(127)
Accounts payable and accrued liabilities	**(201)**	807	378
Income taxes payable	**298**	1,315	144
Other deferred items	**349**	250	250
Net cash provided by operating activities	**9,291**	6,195	5,493
Investing Activities			
Purchases of property, plant and equipment	**(2,203)**	(2,191)	(2,493)
Proceeds from disposals of property, plant and equipment	**68**	91	83
Purchases of short-term investments, net of maturities	**(14,218)**	(7,982)	(9,270)
Proceeds from redemptions of short-term investments	**12,808**	6,592	7,785
Purchases of long-term investments	**(3,713)**	(618)	(40)
Proceeds from sales of equity investments	**80**	346	42
Increases in long-term loans	**—**	(220)	(41)
Purchases of other assets	**(242)**	(174)	(253)
Proceeds from sales of other assets	**137**	184	193
Proceeds from sales of businesses—net	**8**	193	26
Other investing activities	**50**	26	62
Net cash used in investing activities	**(7,225)**	(3,753)	(3,906)
Financing Activities			
Proceeds from issuances of long-term debt	**1,837**	18	14,025
Repayments of long-term debt	**(151)**	(529)	(14,046)
Increase in short-term debt	**2,351**	1,247	2,134
Decrease in short-term debt	**(526)**	(2,427)	(14)
Proceeds from common stock issuances	**62**	59	62
Purchases of common stock	**(3,665)**	(1,005)	(2,542)
Cash dividends paid	**(2,715)**	(2,197)	(1,820)
Stock option transactions and other	**711**	1,129	574
Net cash used in financing activities	**(2,096)**	(3,705)	(1,627)
Net cash used in discontinued operations	**(28)**	—	(20)
Effect of exchange-rate changes on cash and cash equivalents	**(5)**	4	11
Net decrease in cash and cash equivalents	**(63)**	(1,259)	(49)
Cash and cash equivalents at beginning of year	**1,099**	2,358	2,407
Cash and cash equivalents at end of year	**$ 1,036**	$ 1,099	$ 2,358
Supplemental Cash Flow Information			
Cash paid during the period for:			
Income taxes	**$ 1,006**	$ 1,041	$ 1,573
Interest	**303**	460	379

See Notes to Consolidated Financial Statements which are an integral part of these statements.

1 Significant Accounting Policies

A. Consolidation and Basis of Presentation

On June 19, 2000, we completed our merger with Warner-Lambert Company (Warner-Lambert). The merger was accounted for as a pooling of interests. As a result, we restated all prior period consolidated financial statements presented to reflect the combined results of operations, financial position and cash flows of both companies as if they had always been merged. Prior to the merger, the only significant transactions between Pfizer and Warner-Lambert occurred under the Lipitor marketing agreements. We have eliminated these transactions from the restated combined financial statements. Certain adjustments and reclassifications were made to conform the presentation of the restated financial statements (see note 2, "Merger of Pfizer and Warner-Lambert").

The consolidated financial statements include our parent company and all significant subsidiaries, including those operating outside the U.S. For subsidiaries operating outside the U.S., balance sheet amounts are as of November 30 of each year and income statement amounts are for the full-year period ending on the same date. Substantially all unremitted earnings of international subsidiaries are free of legal and contractual restrictions. All significant transactions among our businesses have been eliminated. We made certain reclassifications to the 2000 and 1999 financial statements to conform to the 2001 presentation.

In preparing the financial statements, we use some estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for sales discounts and incentives, depreciation, amortization, employee benefits, contingencies and asset valuation allowances. We are also subject to risks and uncertainties that may cause actual results to differ from estimated results, such as changes in the health care environment, competition, foreign exchange, litigation, legislation and regulations. "Forward-Looking Information and Factors That May Affect Future Results" in the accompanying Financial Review discusses these and other uncertainties.

B. New Accounting Standards

On January 1, 2001, we adopted the provisions of the Emerging Issues Task Force (EITF) Issue No. 00-14, *Accounting for Certain Sales Incentives,* which addresses the income statement classification of certain sales incentives. As a result, we reclassified certain sales incentives of $219 million in 2000 and $210 million in 1999 from *Selling, informational and administrative expenses* to *Revenues.* These reclassifications have no effect on net income.

On January 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of SFAS No. 133* and SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* SFAS No. 138 amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. SFAS No. 133 requires us to recognize all derivative instruments as assets or liabilities in the balance sheet and measure them at fair value. Adoption of SFAS No. 138 and SFAS No. 133 did not have a material impact on our financial position, results of operations or cash flows.

C. Cash Equivalents

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as *Short-term investments.*

D. Inventories

We value inventories at cost or fair value, if lower. Cost is determined as follows:

- finished goods and work-in-process at average actual cost
- raw materials and supplies at average or latest actual cost

E. Long-Lived Assets

Long-lived assets include:

- property, plant and equipment—These assets are recorded at original cost and increased by the cost of any significant improvements after purchase. We depreciate the cost evenly over the assets' estimated useful lives. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.
- goodwill—Goodwill represents the difference between the purchase price of acquired businesses and the fair value of their net assets when accounted for by the purchase method. We amortize goodwill evenly over periods not exceeding 40 years. The average amortization period is 38 years.
- other intangible assets—Other intangible assets are included in *Other assets, deferred taxes and deferred charges.* We amortize these assets evenly over their estimated useful lives.

We review long-lived assets to assess recoverability from future operations using undiscounted cash flows. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows is less than the carrying value of these assets.

F. Foreign Currency Translation

For most international operations, local currencies are considered their functional currencies. We translate assets and liabilities to their U.S. dollar equivalents at rates in effect at the balance sheet date and record translation adjustments in *Shareholders' Equity.* We translate statement of income accounts at average rates for the period. Transaction adjustments are recorded in *Other income—net.*

For operations in highly inflationary economies, we translate the balance sheet items as follows:

- monetary items (that is, assets and liabilities that will be settled for cash) at rates in effect at the balance sheet date, with translation adjustments recorded in *Other income—net*
- non-monetary items at historical rates (that is, those rates in effect when the items were first recorded)

G. Revenue Recognition

We record revenue from product sales when the goods are shipped and title passes to the customer. *Other current liabilities* included accruals for customer rebates of $695 million at December 31, 2001 and $932 million at December 31, 2000.

We have agreements to promote pharmaceutical products discovered by other companies. Revenue is earned when our co-promotion partners ship the related products and title passes to the customer. Our revenue is primarily based upon a percentage of our co-promotion partners' net sales. Generally, expenses for selling and marketing these products are included in *Selling, informational and administrative expenses.*

H. Stock-Based Compensation

In accordance with SFAS No. 123, *Accounting for Stock-Based Compensation,* we elected to account for our stock-based compensation under Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees.*

The exercise price of stock options granted equals the market price on the date of grant. There is no recorded expense related to grants of stock options.

I. Advertising Expense

We record advertising expense as follows:

- production costs as incurred
- costs of radio time, television time and space in publications are deferred until the advertising occurs

Advertising expense totaled approximately $2,863 million in 2001, $3,184 million in 2000 and $3,082 million in 1999.

J. Shipping and Handling Costs

Shipping and handling costs are included in *Selling, informational and administrative expenses.* Shipping and handling costs totaled approximately $199 million in 2001, $190 million in 2000 and $181 million in 1999.

2 Merger of Pfizer and Warner-Lambert

On June 19, 2000, we completed our merger with Warner-Lambert. We issued approximately 2,440 million shares of our common stock for all the outstanding common stock of Warner-Lambert.

The merger qualified as a tax-free reorganization and was accounted for as a pooling of interests under APB No. 16, *Business Combinations.*

The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements for the prior periods presented follow:

(millions of dollars)	Three months April 2, 2000	Year Ended December 31, 1999
Revenues:		
Pfizer	$ 4,315	$16,204
Warner-Lambert	3,407	12,929
Adjustments [1]	(447)	(1,532)
Reclassifications [2]	(114)	(435)
Combined	$ 7,161	$27,166
Income from continuing operations:		
Pfizer	$ 1,180	$ 3,199
Warner-Lambert	(1,398)	1,733
Adjustments [1][3]	14	40
Combined	$ (204)	$ 4,972

(1) *Represents the elimination of transactions and balances between the companies under the Lipitor marketing agreements.*

(2) *Reclassifications made to conform to the post-merger presentation. Also included are reclassifications of sales incentives in accordance with our adoption of EITF Issue No. 00-14, Accounting for Certain Sales Incentives, on January 1, 2001.*

(3) *For the year ended December 31, 1999, we adjusted for the impact of a change in the calculation of Warner-Lambert's pension asset to conform to our method of calculating fair value. For the three months ended April 2, 2000, we adjusted income tax expense as a result of assuming the companies had always been combined.*

In May 1999, Warner-Lambert acquired Agouron Pharmaceuticals, Inc. (Agouron), a pharmaceutical company committed to the discovery and development of innovative therapeutic products for the treatment of cancer, AIDS and other serious diseases. Warner-Lambert exchanged 28.8 million shares of its common stock for all of the common stock of Agouron.

The transaction was accounted for as a pooling of interests and qualified as a tax-free reorganization. Accordingly, all prior period consolidated financial statements presented have been restated to include combined results of operations, financial position and cash flows of Agouron as though it had always been a part of Warner-Lambert. Prior to the merger, Agouron's fiscal year ended on June 30. As a result, Agouron's financial statements were restated to conform with Warner-Lambert's December 31 year end. Certain reclassifications were made to the Agouron financial statements to conform to Warner-Lambert's presentation. No adjustments were necessary to conform Agouron's accounting policies. The impact of combining Agouron's financial statements with ours was not material to the consolidated financial statements.

3 Merger-Related Costs

Merger-related costs include the following:

(millions of dollars)	2001	2000	1999
Transaction costs	$ —	$ 226	$33
Transaction costs related to Warner-Lambert's termination of the Warner-Lambert/American Home Products merger*	—	1,838	—
Integration costs	467	246	—
Restructuring charges	372	947	—
Total merger-related costs	$839	$3,257	$33

Incurred in the first quarter of 2000.

- Transaction costs include banking, legal, accounting and other costs directly related to our merger with Warner-Lambert in 2000 and with Agouron in 1999.
- Integration costs represent external, incremental costs directly related to our merger with Warner-Lambert, including expenditures for consulting and systems integration.
- The components of the restructuring charges associated with the merger of the Warner-Lambert operations follow:

	Provisions			Utilization through December 31,	Reserve* December 31,
(millions of dollars)	2001	2000	Total	2001	2001
Employee termination costs	$258	$876	$1,134	$(1,037)	$97
Property, plant and equipment	84	46	130	(130)	—
Other	30	25	55	(54)	1
Total	$372	$947	$1,319	$(1,221)	$98

Included in Other current liabilities.

Through December 31, 2001, the charges for employee termination costs represent the approved reduction of our work force by 6,691 people, mainly comprising administrative functions for corporate, manufacturing, distribution, sales and research. We notified these people and as of December 31, 2001, 6,338 employees were terminated. We will complete terminations of the remaining personnel within one year of their notification. Employee termination costs include accrued severance benefits and costs associated with change-in-control provisions of certain Warner-Lambert employment contracts. Under the terms of these Warner-Lambert employment contracts, certain terminated employees may elect to defer receipt of severance benefits. Severance benefits deferred for future payments were $215 million at December 31, 2001 and $177 million at December 31, 2000. The deferred severance benefits are considered utilized charges and are included in *Other noncurrent liabilities.*

Property, plant and equipment charges include the impairment and disposal costs from the consolidation of facilities and related fixed assets, a contract termination payment and termination of certain software installation projects.

Other restructuring charges primarily consist of charges for contract termination payments—$27 million in 2001 and $16 million in 2000; facility closure costs—$2 million in 2001 and $4 million in 2000 and assets we wrote off, including inventory and intangible assets—$1 million in 2001 and $5 million in 2000.

4 Discontinued Operations

In 2001, we resolved several post-closing matters associated with certain of our previously discontinued businesses, resulting in income of $60 million ($36 million after-tax).

In 2000, we determined working capital settlement amounts and settled a lawsuit for certain of our previously discontinued businesses, resulting in income of $14 million ($8 million after-tax).

In 1999, we agreed to pay a fine of $20 million to settle antitrust charges involving our former Food Science Group.

Discontinued operations—net of tax were as follows:

(millions of dollars)	2001	2000	1999
Pre-tax income/(loss)	$ 60	$(18)	$(20)
Provision/(benefit) for taxes on income	24	(7)	—
Income/(loss) from operations of discontinued businesses—net of tax	36	(11)	(20)
Pre-tax gain on disposal of discontinued businesses	—	32	—
Provision for taxes on gain	—	13	—
Gain on disposal of discontinued businesses—net of tax	—	19	—
Discontinued operations—net of tax	$ 36	$ 8	$(20)

5 Banking and Insurance Subsidiaries

Our banking and insurance subsidiaries include Pfizer International Bank Europe (PIBE) and a small captive insurance company. PIBE periodically adjusts its loan portfolio to meet its business needs. Information about these subsidiaries follows:

Condensed Combined Balance Sheet

(millions of dollars)	2001	2000
Cash and interest-bearing deposits	$ 73	$ 38
Short-term investments	63	—
Loans—net	481	528
Other assets	5	7
Total assets	$622	$573
Certificates of deposit and other liabilities	$ 40	$ 63
Shareholders' equity	582	510
Total liabilities and shareholders' equity	$622	$573

Condensed Combined Statement of Income

(millions of dollars)	2001	2000
Interest income	$ 29	$35
Interest expense	(2)	(3)
Other income—net	1	8
Net income	$ 28	$40

6 Financial Instruments

A. Investments in Debt and Equity Securities

Information about our investments follows:

(millions of dollars)	2001	2000
Trading securities	**$ —**	$ 110
Amortized cost and fair value of held-to-maturity debt securities:*		
Corporate debt	**6,459**	4,237
Foreign government and foreign government agency debt	**4,613**	1,360
Certificates of deposit	**487**	674
Total held-to-maturity debt securities	**11,559**	6,271
Cost and fair value of available-for-sale debt securities*	**991**	1,089
Cost of available-for-sale equity securities	**146**	151
Gross unrealized gains	**190**	326
Gross unrealized losses	**(23)**	(10)
Fair value of available-for-sale equity securities	**313**	467
Total investments	**$12,863**	$7,937

**Gross unrealized gains and losses are not significant.*

These investments are in the following captions in the balance sheet:

(millions of dollars)	2001	2000
Cash and cash equivalents	**$ 452**	$ 658
Short-term investments	**7,579**	5,764
Long-term loans and investments	**4,832**	1,515
Total investments	**$12,863**	$7,937

The contractual maturities of the held-to-maturity and available-for-sale debt securities as of December 31, 2001, were as follows:

	Years				
(millions of dollars)	Within 1	Over 1 to 5	Over 5 to 10	Over 10	Total
Held-to-maturity debt securities:					
Corporate debt	$3,356	$2,223	$871	$9	$6,459
Foreign government and foreign government agency debt	3,583	1,030	—	—	4,613
Certificates of deposit	483	4	—	—	487
Available-for-sale debt securities:					
Corporate debt	448	332	—	—	780
Certificates of deposit	161	50	—	—	211
Total debt securities	$8,031	$3,639	$871	$9	$12,550
Available-for-sale equity securities					313
Total investments					$12,863

B. Short-Term Borrowings

The weighted average effective interest rate on short-term borrowings outstanding at December 31 was 2.4% in 2001 and 4.7% in 2000. At December 31, 2001, we had approximately $2.8 billion lines of credit which expire within one year. Of these lines of credit, $2.5 billion are unused of which our lenders have committed to loan us $704 million at our request.

C. Long-Term Debt

(millions of dollars)	2001	2000
5.625% senior unsecured notes (due February 2006)*	**$ 770**	$ —
.80% Japanese yen notes (due March 2008)	**457**	—
3.625% senior unsecured notes (due November 2004)*	**589**	—
Floating-rate unsecured notes (due March 2005)	**200**	361
5.8% notes (due January 2003)	**250**	250
6% notes (due January 2008)*	**258**	250
6.6% notes	**—**	200
Other borrowings and mortgages	**85**	62
Total long-term debt	**$2,609**	$1,123
Current portion not included above	**$ 368**	$ 150

**Includes unrealized gains and losses for debt with fair value hedges in 2001 (see note 6-D, "Derivative Financial Instruments and Hedging Activities").*

The floating-rate unsecured notes bear interest at a defined variable rate based on the commercial paper borrowing rate. The weighted average interest rate was 2.1% at December 31, 2001. These notes minimize credit risk on certain available-for-sale debt securities that may be used to satisfy the notes at maturity.

In 2001, we issued the following unsecured notes under a $2.5 billion shelf registration filed with the Securities and Exchange Commission in October 2000:

- In October, we issued $600 million senior unsecured notes which pay interest semi-annually, beginning on May 1, 2002 at a rate of 3.625%.
- In May, we issued 60 billion yen ($489 million at date of issuance) unsecured notes which pay interest semi-annually, beginning on September 18, 2001, at a rate of .80%.
- In January, we issued $750 million senior unsecured notes which pay interest semi-annually, beginning on August 1, 2001, at a rate of 5.625%.

The proceeds from the note issuances were used for general corporate purposes.

Long term debt outstanding at December 31, 2001 matures as follows:

(millions of dollars)	2003	2004	2005	2006	After 2006
Maturities	$294	$591	$201	$771	$752

D. Derivative Financial Instruments and Hedging Activities

The following disclosures relate to derivative and hedging instruments as of December 31, 2001:

Purpose

Foreign Exchange Risk

A significant portion of revenues, earnings and net investments in foreign affiliates are exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing expected local currency revenues in relation to local currency costs and local currency assets in relation to local currency liabilities. Foreign exchange risk is also managed through the use of derivative financial instruments and foreign currency denominated debt. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange denominated transactions. At December 31, 2001 and 2000, the financial instruments are as follows:

- $3,627 million in 2001 and $3,827 million in 2000 notional amount of foreign currency forward-exchange contracts are used to offset the potential earnings effects from short-term foreign currency assets and liabilities in mostly intercompany cross-border transactions that arise from operations. We have entered into such contracts primarily to sell euro, U.K. pound and Japanese yen in exchange for U.S. dollars.
- $1,155 million of short-term and $457 million of long-term Japanese yen debt in 2001 and $1,262 million of short-term debt in 2000 is designated as a net investment hedge of our yen net investments in operations in order to limit the risk of adverse changes in the value of such investments related to foreign exchange.
- $428 million in 2001 and $426 million in 2000 notional amount of foreign currency swaps are designated as cash flow hedges of a U.K. pound intercompany loan maturing in 2003.
- $160 million in 2001 and $36 million in 2000 notional amount of foreign currency swaps are designated as fair value hedges of euro debt investments maturing through mid-2003.
- $146 million in 2001 and $69 million in 2000 notional amount of foreign currency swaps are designated as fair value hedges of U.K. pound debt investments maturing through mid-2002.
- $90 million in 2001 and $52 million in 2000 notional amount of foreign currency swaps are designated as fair value hedges of a foreign subsidiary's euro loans. The loans and foreign currency swaps matured in December 2001.

Interest Rate Risk

Our interest-bearing investments, loans and borrowings are subject to interest rate risk. We invest and borrow primarily on a short-term or variable-rate basis. Significant interest rate risk is also managed through the use of derivative financial instruments as follows:

- $924 million in 2001 and $1,056 million in 2000 notional amount of yen interest rate swaps maturing in 2003 are designated as cash flow hedges of the yen "LIBOR" interest rate related to forecasted issuances of short-term debt. These swaps serve to reduce the variability of the yen interest rate by effectively fixing the rates on short-term debt at 1.2%.
- $600 million notional amount of interest rate swaps maturing in late 2004, $750 million notional amount of U.S dollar interest rate swaps maturing in 2006, and $250 million interest rate swaps maturing in early 2008 are designated as fair value hedges of the changes in the fair value of fixed-rate debt. These swaps serve to reduce our exposure to long-term U.S. dollar interest rates by effectively converting the fixed rates associated with the majority of our long-term debt obligations to floating rates.
- $95 million notional amount of U.S. dollar interest rate swaps maturing in late 2004 are designated as cash flow hedges of "LIBOR" interest rates related to forecasted purchases of short-term fixed rate debt investments to be classified as available-for-sale securities. These swaps serve to reduce the variability of "LIBOR" interest rates by effectively fixing the rates on short-term debt securities at 3.5%.

Accounting Policies

In 2001, all derivative contracts are reported at fair value, with changes in fair value reported in earnings or deferred, depending on the nature and effectiveness of the offset or hedging relationship, as follows:

Foreign Exchange Risk

- We recognize the earnings impact of foreign currency forward-exchange contracts during the terms of the contracts, along with the earnings impact of the items they generally offset.
- We recognize the earnings impact of foreign currency swaps designated as cash flow or fair value hedges upon the recognition of the foreign exchange gain or loss on the translation to U.S. dollars of the hedged item.

Interest Rate Risk

- We recognize the earnings impact of interest rate swaps designated as cash flow hedges upon the recognition of the interest related to the hedged short-term debt and available-for-sale debt securities.
- We recognize the earnings impact of interest rate swaps designated as fair value hedges upon the recognition of the change in fair value for interest rate risk related to the hedged long-term debt.

Any ineffectiveness in a hedging relationship is recognized immediately into earnings. There was no significant ineffectiveness in 2001 and 2000.

In 2000, most derivative contracts were reported at contractual receipt or payable value.

Purchased currency options are recorded at cost and amortized evenly to operations through the expected inventory delivery date. Further, gains at the delivery date are included in the cost of the related inventory purchased.

The financial statements include the following items related to the derivatives and other financial instruments serving as hedges or offsets:

Other current liabilities includes:

- fair value of foreign currency forward contracts in 2001 and contractual value in 2000
- fair value of foreign currency swaps in 2001 and net contractual payable of interest rate swaps in 2000

Other noncurrent liabilities includes:

- fair value of interest rate swaps designated as cash flow hedges and fair value of foreign currency swaps designated as cash flow hedges in 2001

Long-term debt includes:

- changes in the fair value of fixed rate debt hedged by interest rate swaps designated as fair value hedges in 2001

Accumulated other comprehensive expense includes:

- changes in the fair value of interest rate swaps designated as cash flow hedges in 2001 and changes in the foreign exchange translation of yen debt and foreign currency options in 2001, and foreign exchange translation of currency swaps and yen and euro debt in 2000

Other income — net includes:

- changes in the fair value of foreign currency forward contracts in 2001 and changes in the contract value of foreign exchange contracts in 2000
- changes in the fair value of foreign currency swap contracts that hedge foreign exchange in 2001 and payments under swap contracts to offset primarily interest expense or, to a lesser extent, net foreign exchange losses in 2000
- changes in the fair value of interest rate swap contracts that hedge interest expense

E. Fair Value

The following methods and assumptions were used to estimate the fair value of derivative and other financial instruments at the balance sheet date:

- short-term financial instruments (cash equivalents, accounts receivable and payable, forward-exchange contracts, short-term investments and borrowings)—cost or contract value approximates fair value because of the short maturity period or in 2001 foreign forward-exchange contracts are reported at fair value
- loans—cost approximates fair value because of the short interest-reset period
- long-term investments, long-term debt and forward-exchange contracts — fair value is based on valuation models that use market quotes
- interest rate and foreign currency swap agreements—fair value is based on estimated cost to terminate the agreements (taking into account current interest and foreign exchange rates and the counterparties' creditworthiness)

The differences between the fair values and carrying values of our derivative and other financial instruments were not material at December 31, 2000.

F. Credit Risk

We periodically review the creditworthiness of counterparties to foreign exchange and interest rate agreements and do not expect to incur a loss from failure of any counterparties to perform under the agreements. In general, there is no requirement for collateral from customers. There are no significant concentrations of credit risk related to our financial instruments.

7 Comprehensive Income

Changes in accumulated other comprehensive expense follow:

(millions of dollars)	Currency Translation Adjustment	Net Unrealized Gain/(Loss) on Available-For-Sale Securities	Minimum Pension Liability	Accumulated Other Comprehensive Expense*
Balance January 1, 1999	$ (525)	$ 45	$(153)	$ (633)
Period change	(503)	111	(20)	(412)
Balance December 31 ,1999	(1,028)	156	(173)	(1,045)
Period change	(458)	37	(49)	(470)
Balance December 31, 2000	(1,486)	193	(222)	(1,515)
Period change	(37)	(91)	(106)	(234)
Balance December 31, 2001	**$(1,523)**	**$102**	**$(328)**	**$(1,749)**

**Income tax benefit for other comprehensive expense was $163 million in 1999, $232 million in 2000 and $146 million in 2001.*

The change in net unrealized gain/(loss) on available-for-sale securities includes:

(millions of dollars)	**2001**	2000	1999
Holding gain/(loss), net of tax	**$(86)**	$ 156	$ 99
Reclassification adjustment, net of tax	**(5)**	(119)	12
Net unrealized gain/(loss) on available-for-sale securities	**$(91)**	$ 37	$111

8 Inventories

In March 2000, we announced that we were discontinuing the sale of Rezulin. In 2000, we recorded charges of $136 million ($120 million after-tax, or $.02 after-tax per diluted share) in *Other income—net* for the one-time costs, which include inventory write-offs, associated with the withdrawal of Rezulin.

In June 1999, the European Union's Committee for Proprietary Medicinal Products suspended the European Union licenses of the oral and intravenous formulations of Trovan. Based on our evaluation of these events and related matters, in the third quarter of 1999 we recorded a charge of $310 million ($205 million after-tax, or $.03 after-tax per diluted share) in *Cost of sales* to write off Trovan inventories in excess of the amount required to support expected sales.

9 Property, Plant and Equipment

The major categories of property, plant and equipment follow:

(millions of dollars)	Useful Lives (years)	2001	2000
Land	—	$ 206	$ 200
Buildings	33⅓–50	4,395	3,832
Machinery and equipment	8–20	5,819	5,761
Furniture, fixtures and other	3–12½	3,171	2,475
Construction in progress	—	1,957	1,866
		15,548	14,134
Less: accumulated depreciation		5,133	4,709
Total property, plant and equipment		$10,415	$ 9,425

10 Other Income—Net

The components of other income—net follow:

(millions of dollars)	2001	2000	1999
Interest income	$(539)	$(558)	$(427)
Interest expense	322	432	401
Interest expense capitalized	(56)	(46)	(38)
Net interest income	(273)	(172)	(64)
Gains on sales of research-related equity investments	(17)	(216)	—
Co-promotion charges	206	—	—
Gain on sale of Rid	—	(78)	—
Gain on sale of the Omnicef brand	—	(39)	—
Loss on sale of Animal Health feed-additive products	—	85	—
Rezulin withdrawal provision	—	136	—
Legal settlements involving the brand-name prescription drug antitrust litigation	—	—	2
Amortization of goodwill and other intangibles	103	120	104
Net exchange (gains)/losses	33	(59)	(11)
Other, net	(141)	(125)	(55)
Other income—net	$ (89)	$(348)	$ (24)

11 Taxes on Income

Income from continuing operations before taxes consisted of the following:

(millions of dollars)	2001	2000	1999
United States	$ 4,273	$1,017	$3,098
International	6,056	4,764	3,847
Total income from continuing operations before taxes	$10,329	$5,781	$6,945

The provision for taxes on income from continuing operations consisted of the following:

(millions of dollars)	2001	2000	1999
United States:			
Taxes currently payable:			
Federal	$ 504	$1,502	$1,050
State and local	55	322	121
Deferred income taxes	978	(602)	(237)
Total U.S. tax provision	1,537	1,222	934
International:			
Taxes currently payable	906	684	1,020
Deferred income taxes	118	143	14
Total international tax provision	1,024	827	1,034
Total provision for taxes on income	$2,561	$2,049	$1,968

Amounts are reflected in the preceding tables based on the location of the taxing authorities. As of December 31, 2001, we have not made a U.S. tax provision on approximately $18 billion of unremitted earnings of our international subsidiaries. These earnings are expected, for the most part, to be reinvested overseas. It is not practical to compute the estimated deferred tax liability on these earnings.

We operate manufacturing subsidiaries in Puerto Rico that benefit from Puerto Rican incentive grants that expire at the end of 2015. Under the grants, we are partially exempt from income, property and municipal taxes. Under Section 936 of the U.S. Internal Revenue Code, Pfizer is a "grandfathered" entity and is entitled to the benefits under such statute until 2006.

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations follows:

(percentages)	2001	2000	1999
U.S. statutory income tax rate	35.0	35.0	35.0
Earnings taxed at other than U.S. statutory rate	(10.6)	(9.8)	(6.1)
U.S. research tax credit	(0.8)	(1.8)	(1.2)
Effect of certain merger-related costs	—	12.1	—
All other—net	1.2	(0.1)	0.6
Effective tax rate for continuing operations	24.8	35.4	28.3

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as "temporary differences." We record the tax effect of these temporary differences as "deferred tax assets" (generally items that can be used as a tax deduction or credit in future periods) and "deferred tax liabilities" (generally items that we received a tax deduction for, which have not yet been recorded in the statement of income).

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	2001 Deferred Tax		2000 Deferred Tax	
(millions of dollars)	Assets	Liabs.	Assets	Liabs.
Prepaid/deferred items	**$ 700**	**$ 316**	$ 549	$ 329
Inventories	**661**	**279**	474	103
Property, plant and equipment	**58**	**801**	31	757
Employee benefits	**573**	**—**	922	206
Restructurings and special charge	**212**	**38**	338	61
Foreign tax credit carryforwards	**302**	**—**	491	—
Other carryforwards	**125**	**—**	716	—
Unremitted earnings	**—**	**335**	—	348
All other	**303**	**250**	471	258
Subtotal	**2,934**	**2,019**	3,992	2,062
Valuation allowance	**(150)**	**—**	(131)	—
Total deferred taxes	**$2,784**	**$2,019**	$3,861	$2,062
Net deferred tax asset	**$ 765**		$1,799	

A valuation allowance is recorded because some items recorded as deferred tax assets may not be deductible or creditable. The foreign tax credit carryforwards were generated from dividends paid or deemed to be paid by subsidiaries to the parent company between 1997 and 2001. We can carry these credits forward for five years from the year of actual payment and apply them to certain U.S. tax liabilities.

Deferred tax assets and liabilities in the preceding table, netted by taxing location, are in the following captions in the balance sheet:

(millions of dollars)	2001	2000
Prepaid expenses and taxes	**$1,102**	$1,594
Other assets, deferred taxes and deferred charges	**115**	585
Deferred taxes on income	**(452)**	(380)
Net deferred tax asset	**$ 765**	$1,799

The Internal Revenue Service (IRS) has completed and closed its audits of our tax returns through 1995. The IRS is currently conducting audits of our tax returns for the years 1996 through 1998.

In November 1994, Belgian tax authorities notified Pfizer Research and Development Company N.V./S.A. (PRDCO), an indirect, wholly owned subsidiary of our company, of a proposed adjustment to the taxable income of PRDCO for fiscal year 1992. The proposed adjustment arises from an assertion by the Belgian tax authorities of jurisdiction with respect to income resulting primarily from certain transfers of property by our non-Belgian subsidiaries to the Irish branch of PRDCO. In January 1995, PRDCO received an assessment from the tax authorities for additional taxes and interest of approximately $432 million and $97 million, respectively, relating to these matters. In January 1996, PRDCO received an assessment from the tax authorities, for fiscal year 1993, for additional taxes and interest of approximately $86 million and $18 million, respectively. The additional assessment arises from the same assertion by the Belgian tax authorities of jurisdiction with respect to all income of the Irish branch of PRDCO. Based upon the relevant facts regarding the Irish branch of PRDCO and the provisions of the Belgian tax laws and the written opinions of outside counsel, we believe that the assessments are without merit.

We believe that our accrued tax liabilities are adequate for all years.

12 Benefit Plans

We provide defined benefit pension plans and defined contribution plans for the majority of employees worldwide. We also provide benefits through supplemental retirement plans to employees. These unfunded supplemental plans provide out of our general assets an amount substantially equal to the difference between the amounts that would have been payable under the defined benefit pension plans, in the absence of legislation limiting pension benefits and earnings that may be considered in calculating pension benefits, and the amounts actually payable under the defined benefit pension plans. In addition, we provide medical and life insurance benefits to retirees and their eligible dependents through our postretirement plans.

We fund our pension plans in amounts sufficient to meet the requirements set forth in applicable employee benefits laws and local tax laws. Liabilities for amounts in excess of these funding levels are accrued and reported in our consolidated balance sheet.

Our plan assets comprise a diversified mix of assets including corporate equities, government securities and corporate debt securities. Certain international subsidiaries have plans where reserves are provided or annuities are purchased under group contracts.

At December 31, 2001, the major U.S. pension plans held approximately 7.7 million shares of our common stock with a fair value of approximately $307 million. The plans received approximately $3 million in dividends on these shares in 2001.

The following table provides the weighted average actuarial assumptions used to develop net periodic benefit cost and the actuarial present value of projected benefit obligations.

	Pension			Postretirement		
(percentages)	**2001**	2000	1999	**2001**	2000	1999
Weighted-average assumptions:						
Discount rate:						
U.S. plans	**7.3**	7.8	7.8	**7.3**	7.8	7.8
International plans	**5.3**	5.3	5.3			
Expected return on plan assets:						
U.S. plans	**10.0**	10.0	10.2			
International plans	**7.8**	7.6	7.1			
Rate of compensation increase:						
U.S. plans	**4.5**	4.5	4.4			
International plans	**3.4**	3.7	3.7			

The periodic benefit cost and the actuarial present value of projected benefit obligations are based on actuarial assumptions that are reviewed on an annual basis. We revise these assumptions based on an annual evaluation of long-term trends, as well as market conditions, that may have an impact on the cost of providing retirement benefits and in accordance with the requirements of SFAS No. 87, *Employers' Accounting for Pensions.*

The annual cost related to the U.S. and international plans follow:

	Pension			Postretirement		
(millions of dollars)	**2001**	2000	1999	**2001**	2000	1999
Service cost	**$ 253**	$ 260	$ 240	**$15**	$14	$14
Interest cost	**417**	394	360	**50**	41	37
Expected return on plan assets	**(543)**	(528)	(487)	**—**	—	—
Amortization of:						
Prior service costs/(gains)	**27**	29	27	**5**	(4)	3
Net transition asset	**(4)**	(6)	(5)	**—**	—	—
Actuarial losses	**16**	10	18	**5**	2	3
Curtailments and settlements—net*	**3**	40	—	**—**	35	—
Net periodic benefit cost	**$ 169**	$ 199	$ 153	**$75**	$88	$57

**Includes special termination pension benefits of $38 million in 2000.*

The following table presents an analysis of the changes in 2001 and 2000 of the benefit obligation, the plan assets and the funded status of the plans:

	Pension		Postretirement	
(millions of dollars)	**2001**	2000	**2001**	2000
Change in projected benefit obligation (PBO)				
Balance beginning of year	**$ 6,330**	$6,045	**$ 604**	$ 540
Service cost for benefits earned	**253**	260	**15**	14
Interest cost on benefit obligation	**417**	394	**50**	41
Employee contributions	**9**	9	**6**	1
Plan amendments	**17**	23	**—**	—
Increases in PBO arising primarily from changes in actuarial assumptions	**465**	168	**168**	19
Foreign exchange impact	**(83)**	(233)	**(3)**	(1)
Acquisitions	**109**	6	**—**	—
Divestitures	**(101)**	(5)	**—**	—
Curtailments	**6**	38	**3**	35
Settlements	**(19)**	4	**—**	—
Benefits paid	**(447)**	(379)	**(58)**	(45)
Projected benefit obligation at end of year	**$ 6,956**	$6,330	**$ 785**	$ 604
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 6,119**	$6,172		
Actual (loss)/gain on plan assets	**(573)**	365		
Company contributions	**567**	110		
Employee contributions	**21**	9		
Foreign exchange impact	**(62)**	(185)		
Acquisitions	**76**	1		
Divestitures	**(68)**	—		
Settlements	**(12)**	2		
Benefits paid from plan assets	**(420)**	(355)		
Fair value of plan assets at end of year	**$ 5,648**	$6,119		
Funded status:				
Plan assets less than projected benefit obligation	**$(1,308)**	$ (211)	**$(785)**	$(604)
Unrecognized:				
Net transition liability	**31**	2	**1**	2
Actuarial (gains)/losses	**1,754**	289	**165**	1
Prior service costs	**255**	263	**32**	37
Net (liability)/asset recorded in consolidated balance sheet	**$ 732**	$ 343	**$(587)**	$(564)

The increase in the underfunded status of the pension plans in 2001 results primarily from a decrease in the discount rate used in calculating plan liabilities coupled with the effect on plan assets of adverse capital markets performance. In response to these developments, we increased our contributions to certain plans.

The components in the balance sheet consist of:

	Pension		Postretirement	
(millions of dollars)	**2001**	2000	**2001**	2000
Prepaid benefit cost	**$ 1,243**	$ 814	**$ —**	$ —
Accrued benefit liability	**(1,155)**	(930)	**(587)**	(564)
Intangible asset	**79**	56	**—**	—
Accumulated other comprehensive income	**565**	403	**—**	—
Net (liability)/asset recorded in consolidated balance sheet	**$ 732**	$ 343	**$(587)**	$(564)

Information related to both domestic and international plans follows:

	Pension	
(millions of dollars)	**2001**	2000
Pension plans with an accumulated benefit obligation in excess of plan assets:		
Fair value of plan assets	**$ 840**	$ 438
Accumulated benefit obligation	**1,866**	1,346
Pension plans with a projected benefit obligation in excess of plan assets:		
Fair value of plan assets	**$3,336**	$3,267
Projected benefit obligation	**5,081**	4,582

Plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets are primarily attributable to U.S. unfunded supplemental retirement plans, as well as certain international plans whose liabilities are typically accrued for and reported in our consolidated balance sheet.

An average increase of 9% in the cost of health care benefits was assumed for 2002 and is projected to decrease over the next six years to 5% and to then remain at that level.

A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 2001:

(millions of dollars)	1% Increase	1% Decrease
Total of service and interest cost components	$ 4	$ (3)
Postretirement benefit obligation	50	(45)

We have savings and investment plans in several countries including the U.S. and Puerto Rico. Employees may contribute a portion of their salaries to the plans and we match a portion of the employee contributions. Our contributions were $107 million in 2001, $86 million in 2000 and $80 million in 1999.

13 Lease Commitments

We lease properties and equipment for use in our operations. In addition to rent, the leases may require us to pay directly for taxes, insurance, maintenance and other operating expenses, or to pay higher rent when operating expenses increase. Rental expense, net of sublease income, was $300 million in 2001, $318 million in 2000 and $295 million in 1999. This table shows future minimum rental commitments under noncancellable operating leases at December 31, 2001:

(millions of dollars)	2002	2003	2004	2005	2006	After 2006
Lease commitments	$145	$132	$126	$102	$97	$690

14 Common Stock

In June 2001, we announced a new $5 billion share-purchase program, with a limit of 120 million shares to be made over a consecutive 18 month period in the open market or in privately negotiated transactions. In May 2001, we completed the $5 billion share-purchase program begun in September 1998. Under this program, we purchased, in total, approximately 127 million shares at a total cost of $5 billion.

In 2001, we purchased approximately 68.5 million shares of our common stock in the open market at an average price of $40.83 per share under the June 2001 share-purchase program and approximately 20.3 million shares of our common stock at an average price of $42.72 per share under the September 1998 share-purchase program. In 2000, we purchased approximately 23.1 million shares of our common stock in the open market at an average price of $43.46 per share. In 1999, we purchased approximately 65.6 million shares of our common stock in the open market at an average price of $38 per share.

We effected a three-for-one stock split of our common stock in the form of a 200% stock dividend in 1999. All share and per share information in this report reflects the stock split. Per share data may reflect rounding adjustments as a result of the stock split.

15 Preferred Stock Purchase Rights

Preferred Stock Purchase Rights have a scheduled term through October 2007, although the term may be extended or the Rights may be redeemed prior to expiration. One right was issued for each share of common stock issued by our company. These rights are not exercisable unless certain change-in-control events transpire, such as a person acquiring or obtaining the right to acquire beneficial ownership of 15% or more of our outstanding common stock or an announcement of a tender offer for at least 30% of our stock. The rights are evidenced by corresponding common stock certificates and automatically trade with the common stock unless an event transpires that makes them exercisable. If the rights become exercisable, separate certificates evidencing the rights will be distributed and each right will entitle the holder to purchase a new series of preferred stock at a defined price from our company. The preferred stock, in addition to preferred dividend and liquidation rights, will entitle the holder to vote with the company's common stock.

The rights are redeemable by us at a fixed price until 10 days, or longer as determined by the Board, after certain defined events, or at any time prior to the expiration of the rights.

We have reserved 3.0 million preferred shares to be issued pursuant to these rights. No such shares have yet been issued. At the present time, the rights have no dilutive effect on the earnings per common share calculation.

16 Employee Benefit Trusts

In 1993, we sold 120 million shares of treasury stock to the Pfizer Inc. Grantor Trust in exchange for a $600 million note. The Trust was established primarily to fund our employee benefit plans. In February 1999, the Trust transferred 10 million shares to us to satisfy the balance due on its note and contributed its remaining 90 million shares to the newly established Pfizer Inc. Employee Benefit Trust (EBT). The Grantor Trust was then dissolved. Shares of the EBT are used to fund employee benefit plans. The balance sheet reflects the fair value of the shares owned by the EBT as a reduction of *Shareholders' Equity.*

17 Earnings Per Share

Basic earnings per common share and diluted earnings per common share were computed as follows:

(millions, except per share data)	**2001**	2000	1999
Earnings:			
Income from continuing operations	**$7,752**	$3,718	$4,972
Discontinued operations—net of tax	**36**	8	(20)
Net income	**$7,788**	$3,726	$4,952
Basic:			
Weighted average number of common shares outstanding	**6,239**	6,210	6,126
Earnings per common share			
Income from continuing operations	**$ 1.25**	$ .60	$ .81
Discontinued operations—net of tax	**—**	—	—
Net income	**$ 1.25**	$ .60	$ .81
Diluted:			
Weighted average number of common shares outstanding	**6,239**	6,210	6,126
Common share equivalents—stock options and stock issuable under employee compensation plans	**122**	158	191
Weighted average number of common shares and common share equivalents	**6,361**	6,368	6,317
Earnings per common share			
Income from continuing operations	**$ 1.22**	$ .59	$ .79
Discontinued operations—net of tax	**—**	—	(.01)
Net income	**$ 1.22**	$ .59	$ .78

Stock options and stock issuable under employee compensation plans representing equivalents of 136 million shares of common stock during 2001 and 115 million shares of common stock during 1999 had exercise prices greater than the average market price of Pfizer common stock. These common stock equivalents were outstanding during 2001 and 1999, but were not included in the computation of diluted earnings per share for those years because their inclusion would have had an antidilutive effect. There were no antidilutive common share equivalents during 2000.

18 Stock Option and Performance Unit Awards

We have stock and incentive plans related to employees which allow for stock options, performance unit awards and stock awards.

We may grant stock options to employees, including officers, under the plans. Options are exercisable after five years or less, subject to continuous employment and certain other conditions, and expire 10 years after the grant date. Once exercisable, the employee can purchase shares of our common stock at the market price on the date we granted the option. The 1996 Stock Plan, a former Warner-Lambert plan, provided that, in the event of a change in control of Warner-Lambert, stock options already granted became exercisable immediately.

Shares available for award (in thousands) at:

- December 31, 1999 198,423
- December 31, 2000 137,248
- December 31, 2001 249,572

The table below summarizes information concerning options outstanding under the plans at December 31, 2001:

(thousands of shares)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Term (years)	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 0 – $ 5	7,683	2.1	$ 4.03	7,683	$ 4.03
5 – 10	57,754	2.9	6.66	57,747	6.66
10 – 15	48,747	4.9	11.59	48,505	11.59
15 – 20	42,798	5.8	17.91	41,446	17.90
20 – 30	20,298	7.1	24.92	20,099	24.93
30 – 40	100,077	7.5	33.65	75,804	33.76
over 40	136,566	8.3	43.68	26,066	42.07

The following table summarizes the activity for the plans:

(thousands of shares)	Under Option Shares	Under Option Weighted Average Exercise Price Per Share
Balance January 1, 1999	454,325	11.97
Granted	94,168	37.32
Exercised	(75,872)	7.81
Cancelled	(5,641)	25.63
Balance December 31, 1999	466,980	17.59
Granted	65,863	32.49
Exercised	(130,756)	8.79
Cancelled	(6,473)	34.23
Balance December 31, 2000	395,614	22.71
Granted	79,155	45.34
Exercised	(54,082)	14.41
Cancelled	(6,764)	39.23
Balance December 31, 2001	**413,923**	**28.05**

Options granted in 1999 include options for 450 shares granted to every eligible pre-merger Pfizer employee worldwide in celebration of our 150th Anniversary.

The tax benefits related to certain stock option transactions were $395 million in 2001, $1,306 million in 2000 and $470 million in 1999.

The weighted-average fair value per stock option granted was $15.12 for 2001, $11.12 for 2000 and $11.79 for 1999. We estimated the fair values using the Black-Scholes option pricing model, modified for dividends and using the following assumptions:

	2001	2000	1999
Expected dividend yield	**1.41%**	1.54%	1.26%
Risk-free interest rate	**5.00%**	6.65%	5.06%
Expected stock price volatility	**31.45%**	30.68%	26.22%
Expected term until exercise (years)	**5.50**	5.35	5.75

The following table summarizes our results as if we had recorded compensation expense for the 2001, 2000 and 1999 option grants:

(millions of dollars, except per share data)	2001	2000	1999
Net income:			
As reported	**$7,788**	$3,726	$4,952
Pro forma	**7,228**	2,919	4,433
Basic earnings per share:			
As reported	**$ 1.25**	$ .60	$ .81
Pro forma	**1.16**	.47	.72
Diluted earnings per share:			
As reported	**$ 1.22**	$ .59	$ .78
Pro forma	**1.14**	.46	.70

In 2001, our shareholders approved a new Performance-Contingent Share Award Plan (the Plan) allowing a maximum of 12.5 million shares to be awarded. The Plan replaces the Performance-Contingent Share Award Program (the Program) that was established and became effective in 1993 to provide executives and other key employees the right to earn common stock awards. Similar to the previous Program, determination of award payouts under the Plan is made after the performance period ends, based upon specific performance criteria. Under the previous Program, up to 120 million shares could be awarded. The actual number of shares awarded and pending under the previous Program since its approval is approximately 20 million shares. At December 31, 2001, participants had the right to earn up to 11.0 million additional shares under the old Program. All awards beginning in 2002 and later will be made under the new Plan and all previous awards that may have extended performance periods will be made under the previous Program. Under the previous Program, we awarded approximately 1.7 million shares in 2001, approximately 2.3 million shares in 2000, and approximately 2.3 million shares in 1999. We did not award any shares under the new Plan as of December 31, 2001. Compensation expense related to the previous Program was $94 million in 2001, $170 million in 2000 and $64 million in 1999.

We entered into two forward-purchase contracts in 1999 which were subsequently extended. These contracts offset the potential impact on net income of our liability under the Program. At settlement date we will, at the option of the counterparty to each of the contracts, either receive our own stock or settle the contracts for cash. Other contract terms are as follows:

		Maximum Maturity in Years	
Number of Shares (thousands)	Per Share	2001	2000
3,032	$33.80	—	.9
3,049	33.85	.8	—

The financial statements include the following items related to these contracts:

Prepaid expenses and taxes includes:

- fair value of these contracts

Other income — net includes:

- changes in the fair value of these contracts

19 Insurance

We maintain insurance coverage with such deductibles and self insurance as we believe adequate for our needs. Such coverage reflects market conditions (including cost and availability) existing at the time it is written and the relationship of insurance coverage to self insurance varies accordingly. As a result of recent external events, the cost of insurance has risen substantially and the availability of insurance has become more restrictive. We consider the impact of these changes as we continually assess the best way to provide for our insurance needs in the future.

20 Legal Proceedings and Contingencies

We are involved in various patent, product liability, consumer, environmental, and tax claims and litigations, and additional matters that arise from time to time in the ordinary course of our business. These include challenges to the coverage and/or validity of patents on products or processes and allegations of injuries caused by drugs or medical devices. In addition, we are subject to national, state, and local environmental laws and regulations. We are also involved in or are the subject of governmental or regulatory agency inquiries or investigations from time to time. Litigation is inherently unpredictable and excessive verdicts that are not justified by the evidence can occur. We believe that we have valid defenses with respect to the legal matters pending against us and, taking into account our insurance and reserves, we believe that the ultimate resolution of these matters will not have a material adverse impact on our financial condition, results of operations, or cash flows. It is possible, however, that cash flows or results of operations could be affected in any particular period by the resolution of one or more of these contingencies.

Among the principal matters pending against us are the following:

Patent Matters

Generic Drug Manufacturers

Generic competition is a major challenge in the U.S. and is growing internationally. We are involved in a number of patent suits, the majority of which involve claims by generic drug manufacturers that patents covering our products, processes, or dosage forms are invalid and/or do not cover the product of the generic manufacturer. In some of these suits, the challengers also claim that our assertions of or attempts to enforce rights under our patents constitute unfair competition and/or violations of the antitrust laws.

Pending suits include challenges to patents covering, among other products, sertraline (Zoloft), gabapentin (Neurontin), fluconazole (Diflucan), quinapril (Accupril), glipizide (Glucotrol XL), nifedipine (Procardia XL), Estrostep Fe (oral contraceptive), and Femhrt (hormone replacement therapy). A loss in any of these cases could result in a loss of patent protection for the drug at issue, could lead to significant loss of sales of that drug in the U.S. market, and could affect future results.

Nifedipine Patent Antitrust Litigation

A suit involving the patent on nifedipine (Procardia XL) against a generic manufacturer, Mylan Pharmaceuticals, was settled in 2000. That settlement has been challenged in several courts under the antitrust laws by another generic manufacturer, Biovail Laboratories, and by five health plans, the latter seeking class action status on behalf of their members.

Celebrex

In 2000, the University of Rochester filed a patent infringement action against Pfizer; G.D. Searle & Co., Inc.; Monsanto Co.; and Pharmacia Corp., in the U.S. District Court for the Western District of New York, alleging that sales of Celebrex infringe the broad method of use claims of the University's patent. The case is in the pretrial discovery stage.

Products Liability Matters

Rezulin

The Rezulin litigation arises from a diabetes drug developed by Sankyo in Japan and by Warner-Lambert. Rezulin was reported to be prescribed to approximately two million patients. The medication treated insulin resistance, which is the cause of type 2 diabetes, and was effective for many patients whose diabetes had not been controlled with other medications. We believe that the FDA-approved labeling and warnings appropriately communicated the risks associated with the medication, including the risk of liver injury, which occurred in a small percentage of cases.

Rezulin was voluntarily withdrawn in March 2000 following approval of two newer diabetes medications, which the FDA considered to have similar efficacy and fewer side effects.

Currently, more than 2,000 suits involving Rezulin have been filed in federal and state courts involving approximately 5,100 Rezulin users. Substantially all of these suits are at a preliminary stage and, consequently, we are unable to fully evaluate the claims. A number of cases have been settled and a small number have been tried to verdict. The cases pending in federal courts have all been consolidated for pretrial proceedings in a single multi-district litigation assigned to the U.S. District Court for the Southern District of New York. In addition, approximately 375 Rezulin users have submitted claims to the Company (but have not filed suits). The Company has extended the statute of limitations for approximately another 18,000 persons who do not have lawsuits on file and may or may not eventually file suits.

We are opposing class certification in all cases. Class certification has been denied by state courts in California and West Virginia, the first two decisions on the issue. In another case involving class claims, the U.S. District Court for the Southern District of New York dismissed a complaint by Blue Cross/Blue Shield of Louisiana and other health-benefit plans to recover money paid for Rezulin and liver testing. Other requests for class certification are pending in various courts.

We are actively engaged in defending the litigations, and, where appropriate, resolving the litigations and claims. As in most multiple tort litigation, the cases present a wide variety of claims, ranging from allegations of serious injury caused by Rezulin to efforts to obtain compensation notwithstanding the absence of any injury at all. Based on the information available to us, a very small percentage of the claimants can demonstrate any real injury caused by the medication. For example, at the time the drug was withdrawn, there were 90 cases of liver failure reported to the FDA that were possibly or probably attributable to Rezulin. Nor is there any valid scientific basis for concluding that Rezulin had any adverse latent effect.

While we are prepared to pay reasonable compensation to the relatively small number of claimants with injuries demonstrably caused by Rezulin, we intend to defend vigorously the vast majority of cases in which the plaintiff's injuries, if any, cannot reasonably be attributed to the medication.

A federal grand jury in Maryland has sought documents relating to Rezulin from us and testimony from former Warner-Lambert employees. We are cooperating with this investigation.

Asbestos

In the 1960s, Pfizer acquired two businesses, the Gibsonburg Lime Products Company (GLPC) and Quigley Company, Inc., that had limited sales of minor products that contained small amounts of chrysotile asbestos and that now form the basis for the Company's asbestos litigation. Between 1967 and 1982, Warner-Lambert Company owned American Optical Corporation, which manufactured and sold respiratory protective devices and asbestos safety clothing.

Approximately 168,000 claims naming Pfizer and/or Quigley, and numerous other defendants, are currently pending in state and federal courts seeking damages for alleged asbestos exposure. Because many claimants name both Pfizer and Quigley, despite the fact that their work histories make exposure to both GLPC and Quigley products highly unlikely, the number of claims overstates the number of claimants, which we estimate to be approximately 112,000. In addition, approximately 61,000 claimants have named American Optical as a defendant. Based upon available data and our experience in handling asbestos claims, we believe that the vast majority of plaintiffs do not have any impairing medical condition. For those claimants who do, we believe we have meritorious defenses and are defending these cases vigorously.

Since the inception of this litigation, Pfizer and Quigley have closed, through settlement for varying amounts or through litigation, in excess of 185,000 asbestos suits or claims. In the same period, American Optical has closed in excess of 40,000 such suits or claims.

Other Products Liability Matters

We are also defending claims and lawsuits involving a number of other products, in which the relief sought includes money damages on behalf of individuals or claims by purported classes of users of the products, who seek money damages, injunctive relief, and/or medical monitoring.

Antitrust Matters

In 1993, both Pfizer and Warner-Lambert were named, together with numerous other manufacturers of brand-name prescription drugs and certain companies that distribute brand-name prescription drugs, in suits in federal and state courts brought by various groups of retail pharmacy companies, alleging that the manufacturers violated the Sherman Act by agreeing not to give retailers certain discounts and that the failure to give such discounts violated the Robinson Patman Act. A class action was brought on the Sherman Act claim, as well as additional actions by numerous individual retail pharmacies and a group of chain and supermarket pharmacies on both the Sherman Act and Robinson Patman Act claims. That litigation has been largely resolved, at both the federal and state levels, with the principal exception of a group of approximately 3,800 opt-out claimants from the original federal class action who are continuing to pursue their claims individually in federal court in New York.

Environmental Matters

Our operations are subject to federal, state, local and foreign environmental laws and regulations. Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), we have been designated as a potentially responsible party by the United States Environmental Protection Agency with respect to certain waste sites with which we may have had direct or indirect involvement. Similar designations have been made by some state environmental agencies under applicable state Superfund laws. Such designations are made regardless of the extent of our involvement. We own or previously owned several sites for which we may be the sole responsible party. There are also claims that we may be a responsible party or participant with respect to several waste site matters in foreign jurisdictions. Such claims have been made by the filing of a complaint, the issuance of an administrative directive or order, or the issuance of a notice or demand letter. These claims are in various stages of administrative or judicial proceedings. They include demands for recovery of past governmental costs and for future investigative or remedial actions. In many cases, the dollar amount of the claim is not specified. In most cases, claims have been asserted against a number of other entities for the same recovery or other relief as was asserted against us. We are currently participating in remedial action at a number of sites under federal, state, local and foreign laws.

To the extent possible with the limited amount of information available at this time, we have evaluated our responsibility for costs and related liability with respect to the above sites and are of the opinion that our liability with respect to these sites should not have a material adverse effect on our financial position, results of operations, or cash flows. In arriving at this conclusion, we have considered, among other things, the payments that have been made with respect to the sites in the past; the factors, such as volume and relative toxicity, ordinarily applied to allocate defense and remedial costs at such sites; the probable costs to be paid by the other potentially responsible parties; total projected remedial costs for a site, if known; existing technology; and the currently enacted laws and regulations. We anticipate that a portion of these costs and related liability will be covered by available insurance.

Through our own internal audit procedures, during 2001 we became aware of certain practices related to the sampling of waste water at our Parsippany, N.J., manufacturing facility which may not comply with regulatory requirements enacted or adopted for the purpose of protecting the environment. We voluntarily disclosed our initial detection of potential non-compliance to the New Jersey Department of Environmental Protection (NJDEP) and to the U.S. Environmental Protection Agency (USEPA). Since then, we voluntarily disclosed information acquired since the initial disclosure to the NJDEP. Further disclosure to the USEPA may be required in the future. While no formal enforcement proceeding has been initiated, it is possible that such a proceeding may be commenced in the future and that civil penalties may be sought.

Other Matters

Neurontin

The U.S. Attorneys office in Boston, Massachusetts, is conducting an investigation into Warner-Lambert's promotion of Neurontin; and in 2000 and 2001 certain former employees of Warner-Lambert were subpoenaed to provide testimony before a federal grand jury. It is possible that criminal charges and fines could be sought as a result of this investigation. We continue to cooperate with this inquiry.

In addition, a former employee of Warner-Lambert has commenced a civil lawsuit in federal court in Massachusetts against Warner-Lambert, on behalf of the United States, under 31 U.S.C. 3730. The lawsuit alleges that Warner-Lambert violated the Federal False Claims Act based on certain alleged sales and marketing practices concerning Neurontin.

Lipitor

The Department of Justice has commenced a civil investigation into Warner-Lambert's pricing for Lipitor during 1999 and 2000, aimed at determining whether grants made to certain health plans and pharmacy benefit managers should be characterized as rebates, which would entitle the government to a further discount under the Medicaid best-price rules. We are cooperating with this investigation.

Zithromax

A consortium of state attorneys general has requested and has been evaluating information about our promotion of Zithromax for use in treating pediatric otitis media (ear infections). We are cooperating with this investigation.

Zyrtec Prescription-OTC Switch

A petition was filed with the FDA by Blue Cross of California, a subsidiary of Wellpoint Health Networks in July 1998 requesting that second generation antihistamines and antihistamine-decongestant combination drugs be switched from prescription to over-the-counter (OTC) status. The petition specifically targeted Zyrtec as well as two other prescription drugs. The FDA held a public hearing on the matter in 2001. The Company filed comments questioning the authority of FDA to take the requested action without affording the sponsor of the NDA drugs in question an evidentiary hearing. The FDA has not yet taken action in the matter.

Securities Litigation

On July 20, 2001, our subsidiary, Agouron Pharmaceuticals, Inc., was served with the first of three related purported class actions brought by shareholders of Immune Response Corp. (IRC) in the U.S. District Court for the Southern District of California under sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaints allege that IRC and its chief executive officer and Agouron and its former chief executive officer misled the investing public about the status of and prospects for Remune, an AIDS treatment in development, that had been licensed by IRC to Agouron in June 1998. On July 16, 2001, Agouron had announced that, in accordance with the terms of the IRC agreement, it had determined not to pursue the development of Remune. The cases are in the early procedural stages.

Merger Litigation

Warner-Lambert and its directors are named as defendants in purported class actions currently pending in Delaware Chancery Court and in federal court in New Jersey, brought by the former shareholders of Warner-Lambert. These lawsuits allege that Warner-Lambert's directors breached their fiduciary duties to Warner-Lambert and/or its shareholders in connection with a merger agreement entered into between Warner-Lambert and American Home Products Corp., which agreement was ultimately terminated in connection with the Pfizer-Warner-Lambert merger. The defendants have moved to dismiss the actions.

21 Segment Information and Geographic Data

We operate in the following two business segments:

- pharmaceuticals—including:
  - —*treatments for heart diseases, infectious diseases, central nervous system disorders, diabetes, arthritis, urogenital conditions and allergies, as well as the manufacture of empty hard-gelatin capsules*
  - —products for food animals and companion animals
- consumer products—including self-medications, shaving and fish food and fish care products, as well as confectionery products consisting of chewing gums, breath mints and cough tablets

Each separately managed segment offers different products requiring different marketing and distribution strategies.

We sell our products primarily to customers in the wholesale sector. In 2001, sales to our three largest wholesalers represented 41% of total revenues. These sales were concentrated in the pharmaceuticals segment.

Revenues were in excess of $500 million in each of 7 countries outside the U.S. in 2001. The U.S. was the only country to contribute more than 10% to total revenues. The following tables present segment and geographic information:

Segment Information

(millions of dollars)		Pharmaceuticals	Consumer Products	Corporate/ Other	Consolidated
Revenues	**2001**	**$26,949**[1]	**$5,310**	**$ —**	**$32,259**
	2000	24,025[2]	5,330[2]	—	29,355
	1999	21,868[2]	5,298[2]	—	27,166
Segment profit	**2001**	**10,936**	**787**	**(1,394)**[6]	**10,329**[7]
	2000	8,859[3]	813[5]	(3,891)[6]	5,781[7]
	1999	7,008[4]	783	(846)[6]	6,945[7]
Identifiable assets[8]	**2001**	**16,881**	**3,553**	**18,719**	**39,153**
	2000	15,854	3,796	13,860	33,510
	1999	14,719	3,929	12,724	31,372
Property, plant and equipment additions[8]	**2001**	**1,980**	**164**	**59**	**2,203**
	2000	1,952	167	72	2,191
	1999	2,099	234	160	2,493
Depreciation and amortization[8]	**2001**	**826**	**184**	**58**	**1,068**
	2000	723	161	84	968
	1999	658	170	77	905

Geographic Data

(millions of dollars)		United States[9]	Japan	All Other Countries	Consolidated
Revenues	**2001**	**$19,932**[1]	**$2,102**	**$10,225**	**$32,259**
	2000	17,753	2,062	9,540	29,355
	1999	16,464	1,716	8,986	27,166
Long-lived assets	**2001**	**7,012**	**449**	**5,617**	**13,078**
	2000	6,558	496	5,197	12,251
	1999	6,247	535	4,944	11,726

(1) Includes an increase to revenues of $175 million from the harmonization of Pfizer/Warner-Lambert accounting methodology for Medicaid and contract rebate accruals.

(2) Reflects reclassification of certain sales incentives from Selling, Informational and Administrative Expenses to Revenues as a result of adopting EITF No. 00-14, Accounting for Certain Sales Incentives.

(3) Includes costs of $136 million associated with the withdrawal of Rezulin, a loss on the sale of Animal Health's feed-additive products of $85 million and a gain on the sale of Omnicef of $39 million.

(4) Includes $310 million charge to write off Trovan inventories.

(5) Includes a gain on the sale of the Rid line of lice-control products of $78 million.

(6) Includes interest income/(expense) and corporate expenses. Corporate also includes other income/(expense) of the banking and insurance subsidiaries (see note 5, "Banking and Insurance Subsidiaries"), certain performance-based compensation expenses not allocated to the operating segments and merger-related costs.

(7) Consolidated total equals income from continuing operations before provision for taxes on income and minority interests.

(8) Certain production facilities are shared by various segments. Property, plant and equipment, as well as capital additions and depreciation, are allocated based on physical production. Corporate assets are primarily cash, short-term investments and long-term loans and investments.

(9) Includes operations in Puerto Rico.

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc and Subsidiary Companies

(millions of dollars, except per share data)	Quarter First	Second	Third	Fourth
2001				
Revenues	$7,645	$7,686	$7,898	$9,030
Costs and expenses	4,775	5,089	5,031	6,196
Merger-related costs	270	206	113	250
Income from continuing operations before provision for taxes on income and minority interests	2,600	2,391	2,754	2,584
Provision for taxes on income	668	590	679	625
Minority interests	2	9	3	2
Income from continuing operations	1,930	1,792	2,072	1,957
Discontinued operations—net of tax	—	37	—	(1)
Net income	$1,930	$1,829	$2,072	$1,956
Earnings per common share—basic				
Income from continuing operations	$ .31	$ .29	$ .33	$ .32
Net income	$ .31	$ .29	$ .33	$ .32
Earnings per common share—diluted				
Income from continuing operations	$ .30	$ .29	$ .33	$ .30
Discontinued operations—net of tax	—	—	—	—
Net income	$ .30	$ .29	$ .33	$ .30
Cash dividends paid per common share	$ .11	$ .11	$ .11	$ .11
Stock prices				
High	$46.75	$45.23	$42.23	$44.04
Low	$34.01	$38.50	$34.00	$38.32
2000				
Revenues	$7,161	$6,989	$7,158	$8,047
Costs and expenses	4,913	4,891	4,868	5,645
Merger-related costs	1,838	431	505	483
Income from continuing operations before provision for taxes on income and minority interests	410	1,667	1,785	1,919
Provision for taxes on income	613	513	421	500
Minority interests	1	4	3	7
Income/(loss) from continuing operations	(204)	1,150	1,361	1,412
Discontinued operations—net of tax	—	—	—	8
Net income/(loss)	$ (204)	$1,150	$1,361	$1,420
Earnings/(loss) per common share—basic				
Income/(loss) from continuing operations	$ (.03)	$ .18	$ .22	$ .23
Net income/(loss)	$ (.03)	$ .18	$ .22	$ .23
Earnings/(loss) per common share—diluted				
Income/(loss) from continuing operations	$ (.03)	$ .18	$ .21	$ .23
Discontinued operations — net of tax	—	—	—	—
Net income/(loss)	$ (.03)	$ .18	$ .21	$ .23
Cash dividends paid per common share	$ .09	$ .09	$ .09	$ .09
Stock prices				
High	$37.94	$48.13	$49.00	$48.06
Low	$30.00	$33.69	$39.38	$41.00

- *In the second quarter of 2001, we brought the accounting methodology pertaining to accruals for estimated liabilities related to Medicaid discounts and contract rebates of the former Warner-Lambert Company into conformity with our historical method. This adjustment increased revenues in the second quarter of 2001 by $175 million.*
- *The 2000 data was restated to reflect the reclassifications between revenues and costs and expenses as a result of the January 1, 2001 adoption of EITF No. 00-14, Accounting for Certain Sales Incentives.*
- *Merger-related costs include transaction, integration and restructuring costs related to our merger with Warner-Lambert Company in June 2000. Merger-related costs for the first quarter of 2000 reflect costs of $1,838 million related to Warner-Lambert's termination of the Warner-Lambert/American Home Products merger.*
- *Cash dividends paid per common share and stock prices for periods prior to merger with Warner-Lambert on June 19, 2000 are those of Pfizer.*
- *As of January 31, 2002, there were approximately 210,095 record holders of our common stock (symbol PFE).*

Financial Summary

Pfizer Inc and Subsidiary Companies

(millions, except per share data)	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	Year Ended December 31										
Revenues[(1)]	**$32,259**	29,355	27,166	23,231	18,975	16,957	15,606	13,149	11,788	11,337	10,342
Research and development	**4,847**	4,435	4,036	3,305	2,536	2,166	1,854	1,497	1,355	1,259	1,084
Other costs and expenses	**16,244**	15,882	16,152	15,529	12,460	11,155	10,611	9,076	8,240	8,019	7,478
Merger-related costs[(2)]	**839**	3,257	33	—	—	—	—	—	—	—	—
Divestitures, restructuring and unusual items—net[(3)]	**—**	—	—	—	—	—	—	—	1,266	(141)	844
Income from continuing operations before taxes and minority interests	**10,329**	5,781	6,945	4,397	3,979	3,636	3,141	2,576	927	2,200	936
Provision for taxes on income	**2,561**	2,049	1,968	1,163	1,081	1,073	885	665	140	583	222
Income from continuing operations before cumulative effect of accounting changes	**7,752**	3,718	4,972	3,232	2,888	2,489	2,119	1,814	786	1,615	712
Discontinued operations—net of tax	**36**	8	(20)	1,401	131	165	172	171	129	113	143
Cumulative effect of accounting changes[(4)]	**—**	—	—	—	—	—	—	—	63	(283)	(106)
Net income	**$ 7,788**	3,726	4,952	4,633	3,019	2,654	2,291	1,985	978	1,445	749
Effective tax rate—continuing operations	**24.8%**	35.4%	28.3%	26.4%	27.2%	29.5%	28.2%	25.8%	15.1%	26.5%	23.7%
Depreciation	**$ 945**	850	773	668	588	511	466	407	367	359	314
Property, plant and equipment additions	**2,203**	2,191	2,493	1,951	1,391	1,085	1,024	1,029	925	928	833
Cash dividends paid	**2,715**	2,197	1,820	1,501	1,294	1,145	1,010	921	844	762	674
As of December 31											
Working capital[(5)]	**4,810**	5,206	4,415	3,806	3,405	1,588	1,317	1,140	1,516	3,044	2,020
Property, plant and equipment—net	**10,415**	9,425	8,685	7,237	6,248	5,633	5,119	4,600	3,925	3,506	3,415
Total assets[(5)]	**39,153**	33,510	31,372	27,227	22,964	21,429	18,531	16,366	13,848	13,466	13,037
Long-term debt	**2,609**	1,123	1,774	1,794	2,561	2,402	1,463	1,141	1,118	1,137	843
Long-term capital[(6)]	**21,402**	17,619	16,240	14,820	13,809	12,493	9,668	7,634	6,685	7,641	7,430
Shareholders' equity	**18,293**	16,076	13,950	12,616	10,901	9,622	7,838	6,161	5,283	6,283	6,238
Per common share data:											
Basic:											
Income from continuing operations	**$ 1.25**	.60	.81	.53	.48	.41	.36	.31	.13	.26	.11
Discontinued operations—net of tax[(4)]	**—**	—	—	.23	.02	.03	.03	.03	.03	(.03)	.01
Net income	**$ 1.25**	.60	.81	.76	.50	.44	.39	.34	.16	.23	.12
Diluted:											
Income from continuing operations	**$ 1.22**	.59	.79	.51	.46	.40	.35	.30	.13	.26	.11
Discontinued operations—net of tax[(4)]	**—**	—	(.01)	.22	.02	.03	.03	.03	.03	(.03)	.01
Net income	**$ 1.22**	.59	.78	.73	.48	.43	.38	.33	.16	.23	.12
Market value per share (December 31)	**$ 39.85**	46.00	32.44	41.67	24.85	13.83	10.50	6.44	5.75	6.04	7.00
Return on shareholders' equity	**45.3%**	24.8%	37.3%	39.4%	29.4%	30.4%	32.7%	34.7%	16.9%	23.1%	11.8%
Cash dividends paid per share[(7)]	**$ .44**	.36	.30⅔	.25⅓	.22⅔	.20	.17⅓	.15⅔	.14	.12⅓	.11
Shareholders' equity per share	**$ 2.95**	2.58	2.28	2.06	1.79	1.59	1.31	1.04	.88	1.02	1.00
Current ratio	**1.35:1**	1.43:1	1.37:1	1.38:1	1.47:1	1.20:1	1.17:1	1.16:1	1.28:1	1.67:1	1.43:1
Weighted average shares used to calculate:											
Basic earnings per share amounts	**6,239**	6,210	6,126	6,120	6,084	6,039	5,955	5,918	6,048	6,205	6,207
Diluted earnings per share amounts	**6,361**	6,368	6,317	6,362	6,297	6,202	6,070	5,993	6,123	6,317	6,344

2000 and 1999 data was restated to reflect reclassifications between Revenues and Other costs and expenses as a result of the January 1, 2001 adoption of Emerging Issues Task Force (EITF) Issue No. 00-14, Accounting for Certain Sales Incentives. We have not restated periods prior to 1999 for EITF No. 00-14.

All financial information reflects the divestitures of our Medical Technology and Food Science businesses as discontinued operations.
We have restated all common share and per share data for the 1999 three-for-one and the 1997 and 1995 two-for-one stock splits.

(1) *In 2001, we brought the accounting methodology pertaining to accruals for estimated liabilities related to Medicaid discounts and contract rebates of the former Warner-Lambert Company into conformity with our historical method. This adjustment increased revenues in 2001 by $175 million.*

(2) *Merger-related costs include the following:*
2001— Integration costs—$467 million and restructuring charges—$372 million.
2000— Transaction costs directly related to our merger with Warner-Lambert Company—$226 million; costs related to Warner-Lambert's termination of the Warner-Lambert/American Home Products merger—$1,838 million; integration costs—$246 million and restructuring charges—$947 million.
1999— Transaction costs directly related to the merger with Agouron Pharmaceuticals, Inc.—$33 million.

(3) *Divestitures, restructuring and unusual items—net includes the following:*
1993— Pre-tax charges of approximately $1,270 million and $56 million to cover worldwide restructuring programs, as well as unusual items and a gain of approximately $60 million realized on the sale of our remaining interest in Minerals Technologies Inc.
1992— Pre-tax gain of $259 million on the sale of a business, offset by pre-tax charges of $175 million for restructuring, consolidating and streamlining. In addition, it includes pre-tax curtailment gains of $57 million associated with postretirement benefits other than pensions of divested operations.
1991— Pre-tax charges of $300 million for potential future Shiley C/C heart valve fracture claims and $544 million to cover a worldwide restructuring program.

(4) *Cumulative effect of accounting changes reflects the following:*
1993— Accounting change adopted by pre-merger Warner-Lambert: SFAS No. 109—credit of $63 million or $.01 per share.
1992— Accounting changes adopted by pre-merger Pfizer: SFAS No. 106—charge of $313 million or $.05 per share; SFAS No. 109—credit of $30 million with no per share impact.
1991— Accounting change adopted by pre-merger Warner-Lambert: SFAS No. 106—charge of $106 million or $.02 per share.
Per share amounts of accounting changes are included in per share amounts presented for discontinued operations.

(5) *Includes net assets of discontinued operations of our MTG businesses through 1997.*

(6) *Defined as long-term debt, deferred taxes on income, minority interests and shareholders' equity.*

(7) *Cash dividends paid per share for years prior to our merger with Warner-Lambert in 2000 are those of Pfizer.*

Elected Corporate Officers

Henry A. McKinnell, Ph.D.
Chairman of the Board and
Chief Executive Officer

John F. Niblack, Ph.D.
Vice Chairman;
President – Pfizer Global Research
and Development

C. L. Clemente
Executive Vice President – Corporate Affairs;
Secretary and Corporate Counsel

Karen L. Katen
Executive Vice President;
President – Pfizer Pharmaceuticals Group
and President – U.S. Pharmaceuticals

David L. Shedlarz
Executive Vice President and
Chief Financial Officer

Peter B. Corr, Ph.D.
Senior Vice President;
Executive Vice President – Pfizer Global
Research and Development;
President – Worldwide Development

Jeffrey B. Kindler
Senior Vice President and
General Counsel

George M. Milne, Jr., Ph.D.
Senior Vice President;
Executive Vice President –
Pfizer Global Research
and Development;
President – Worldwide Strategic
and Operations Management

Robert W. Norton
Senior Vice President – Corporate
Human Resources

Alex L. Bachmann
Vice President;
President – Adams Division

M. Kenneth Bowler, Ph.D.
Vice President – Federal Government Relations

Peter C. Brandt
Vice President;
Senior Vice President – Finance,
Planning, Business Development
and Pfizer Health Solutions –
Pfizer Pharmaceuticals Group

Loretta V. Cangialosi
Vice President and Controller

Joseph M. Feczko, M.D.
Vice President;
Senior Vice President –
Medical and Regulatory Operations –
Pfizer Pharmaceuticals Group

Charles L. Hardwick
Vice President;
Senior Vice President – Corporate Affairs

Gary N. Jortner
Vice President;
Senior Vice President –
Product Development –
Pfizer Pharmaceuticals Group

J. Patrick Kelly
Vice President;
Senior Vice President –
Worldwide Marketing –
Pfizer Pharmaceuticals Group

John L. LaMattina, Ph.D.
Vice President;
Executive Vice President –
Pfizer Global Research and Development;
President – Worldwide Research

Alan G. Levin
Vice President – Finance

S. Pedro Lichtinger
Vice President;
President – Animal Health Group

Robert L. Mallett
Vice President;
Senior Vice President – Corporate Affairs

John W. Mitchell
Vice President;
President – Pfizer Global Manufacturing

W. Hugh O'Connor
Vice President;
Senior Vice President –
Pfizer Pharmaceuticals Group;
Area President – Europe/Canada

Richard A. Passov
Vice President and Treasurer

Ian C. Read
Vice President;
Senior Vice President –
Pfizer Pharmaceuticals Group;
Executive Vice President – Europe/Canada

Maurice A. Renshaw
Vice President;
President – Consumer Healthcare Division

Lisa Ricciardi
Vice President – Licensing and Development

Mohand A. Sidi Said
Vice President;
Senior Vice President – Pfizer Pharmaceuticals Group;
Area President – Japan/Asia/Africa/Latin America/Middle East

Frederick W. Telling, Ph.D.
Vice President – Corporate Policy and
Strategic Management

Board of Directors



Michael S. Brown, M.D. (4)
Distinguished Chair, Biomedical Sciences,
Regental Professor, University of Texas
Southwestern Medical Center



M. Anthony Burns (1, 3)
Chairman
Ryder System, Inc.



Robert N. Burt (2)
Retired Chairman and CEO
FMC Corporation and FMC Technologies, Inc.



W. Don Cornwell (2)
Chairman and CEO
Granite Broadcasting Corporation



William H. Gray III (4)
President and CEO
The College Fund/UNCF



Constance J. Horner (1, 4)
Guest Scholar
The Brookings Institution



William R. Howell (2)
Chairman Emeritus
J.C.Penney Company, Inc.



Stanley O. Ikenberry, Ph.D. (1, 4)
President Emeritus
University of Illinois



Harry P. Kamen (4)
Former Chairman, President, and CEO
Metropolitan Life Insurance Company



George A. Lorch (3)
Chairman Emeritus
Armstrong Holdings, Inc.



Alex J. Mandl (3)
Principal
ASM Investments, LLC



Henry A. McKinnell, Ph.D. (1)
Chairman of the Board
and Chief Executive Officer
Pfizer Inc



Dana G. Mead, Ph.D. (3)
Retired Chairman and CEO
Tenneco, Inc.



John F. Niblack, Ph.D.
Vice Chairman
Pfizer Inc; President
Pfizer Global Research and Development



Franklin D. Raines (3)
Chairman and CEO
Fannie Mae



Ruth J. Simmons, Ph.D. (2)
President
Brown University



William C. Steere, Jr. (4)
Chairman of the Board Emeritus
Pfizer Inc



Jean-Paul Vallès, Ph.D. (2)
Chairman Emeritus
Minerals Technologies Inc.

(1) Executive Committee
(2) Audit Committee
(3) Executive Compensation Committee
(4) Corporate Governance Committee

Corporate and Shareholder Information

Stock Listings
Our Common Stock is listed on the New York Stock Exchange. It is also listed on the London, Euronext, and Swiss stock exchanges.
Our Common Stock is also traded on various United States regional stock exchanges.

Stock Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P. O. Box 2500
Jersey City, NJ 07303-2500
Telephone: (800) PFE 9393
Internet: www.equiserve.com

Shareholder Services and Programs
Please contact our Stock Transfer Agent and Registrar with inquiries concerning shareholder accounts of record and stock transfer matters, and also for information on the following services and programs:

- Shareholder Investment Program
  - *–direct purchase of Pfizer stock*
  - *–dividend reinvestment*
  - *–automatic monthly investments*
- Book-entry share ownership
- Direct deposit of dividends

Electronic Delivery of Proxy Materials
Shareholders of record may elect to receive future proxy materials electronically, instead of receiving paper copies in the mail. Participants will receive an e-mail message providing links on the Internet to our Proxy Statement, Annual Report, and electronic voting site. If you would like to enroll in the electronic proxy delivery service, please go to **www.econsent.com/pfe**.

Form 10-K
Upon written request, we will provide without charge a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001. Requests should be directed to:

Secretary
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755

The report will also be available on the Securities and Exchange Commission's EDGAR database at **www.sec.gov**, which can be accessed directly or through a link from our web site at **www.pfizer.com**.

Annual Meeting of Shareholders
Our Annual Meeting will be held on Thursday, April 25, 2002, at 10:00 a.m., at Birchwood Manor, 111 North Jefferson Road, Whippany, New Jersey. Detailed information about the meeting is contained in our Notice of Annual Meeting and Proxy Statement.

Political Action Committee (PAC)
To request a copy of our 2001 PAC campaign contributions report, contact the Office of the Secretary, Pfizer Inc.

Environmental, Health, and Safety Report
Pfizer takes great pride in our environmental, health, and safety performance. A new report has been published detailing our efforts to protect the environment and provide a safe and healthy workplace for employees.
You can access the report online at **www.pfizer.com/ehs**.

Help Lines
Consumers or health care professionals who have questions about any of our medicines should call: **(800) 438 1985**.
People interested in receiving literature about us should call: **(800) PFE 4717**.

Send Us Your Feedback
We value your views on this annual report. Did it help you to better understand Pfizer? Was the information presented in a reader-friendly manner? Please send us your comments at **annual.report@pfizer.com**.

Design: The Graphic Expression, Inc., NYC.
Photography: Principal, Neil Selkirk; additional, Jim Barber, Richard Lord, John Rae, Judy Rolfe, and Joanne Savio.

10% TOTAL RECOVERED FIBER


Height
5'9"
Weight
125
Dress Size
6
Total Cholesterol
273
[High cholesterol doesn't care who you are]

Looks can be deceiving. Because anyone can have high cholesterol. And diet and exercise may not lower it enough. Adding LIPITOR® (atorvastatin calcium) can bring down your total cholesterol by 29% to 45% (average effect depending on dose). Ask your doctor about LIPITOR.

See below to request a free information kit about cholesterol and LIPITOR.

LIPITOR. atorvastatin calcium tablets
FOR CHOLESSTEROL™

Important information: LIPITOR is prescribed with diet to lower cholesterol. LIPITOR is not for everyone, including those with liver disease or possible liver problems, and women who are nursing, pregnant, or may become pregnant. LIPITOR has not been shown to prevent heart disease or heart attacks.

If you take LIPITOR, tell your doctor about any unusual muscle pain or weakness. This could be a sign of serious side effects. It is important to tell your doctor about any medications you are currently taking to avoid possible serious drug interactions. Your doctor may do simple blood tests to monitor liver function before and during drug treatment. The most commonly reported side effects are gas, constipation, stomach pain and indigestion. They are usually mild and tend to go away.

Please see additional important information on next page.

Learn more now: For free information about cholesterol and LIPITOR, send in the card below. Or call 1-888-600-8671. Or visit www.lipitor.com/pfizer

- To reply by mail, simply answer the four questions on the card below. Then fill out the rest of the postage-paid card and mail today.

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2. Are you currently taking any prescription cholesterol-lowering medication?
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4. If yes (to #3), approximately how long have you been taking LIPITOR?

- Mark your answers to the above questions here.

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☐ 4–6 months ☐ 10–12 months ☐ Don't know

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When you sign below, you agree that Pfizer and companies working with Pfizer may: • Use your information to help develop *new* Pfizer products, services, and programs you may find useful. • In the future, provide you with materials you may find useful. • Contact you about health-related topics.

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Lipitor®

(Atorvastatin Calcium) Tablets

DESCRIPTION

Lipitor® (atorvastatin calcium) is a synthetic lipid-lowering agent. Atorvastatin is an inhibitor of 3-hydroxy-3-methylglutaryl-coenzyme A (HMG-CoA) reductase. This enzyme catalyzes the conversion of HMG-CoA to mevalonate, an early and rate-limiting step in cholesterol biosynthesis.

Atorvastatin calcium is [R-(R*, R*)]-2-(4-fluorophenyl)-β, δ-dihydroxy-5-(1-methylethyl)-3-phenyl-4-[(phenylamino)carbonyl]-1H-pyrrole-1-heptanoic acid, calcium salt (2:1) trihydrate. The empirical formula of atorvastatin calcium is $(C_{33}H_{34}FN_2O_5)_2Ca \cdot 3H_2O$ and its molecular weight is 1209.42. Its structural formula is:



Atorvastatin calcium is a white to off-white crystalline powder that is insoluble in aqueous solutions of pH 4 and below. Atorvastatin calcium is very slightly soluble in distilled water, pH 7.4 phosphate buffer, and acetonitrile, slightly soluble in ethanol, and freely soluble in methanol.

Lipitor tablets for oral administration contain 10, 20, 40, or 80 mg atorvastatin and the following inactive ingredients: calcium carbonate, USP; candelilla wax, FCC; croscarmellose sodium, NF; hydroxypropyl cellulose, NF; lactose monohydrate, NF; magnesium stearate, NF; microcrystalline cellulose, NF; Opadry White YS-1-7040 (hydroxypropylmethylcellulose, polyethylene glycol, talc, titanium dioxide); polysorbate 80, NF; simethicone emulsion.

CLINICAL PHARMACOLOGY

Mechanism of Action

Atorvastatin is a selective, competitive inhibitor of HMG-CoA reductase, the rate-limiting enzyme that converts 3-hydroxy-3-methylglutaryl-coenzyme A to mevalonate, a precursor of sterols, including cholesterol. Cholesterol and triglycerides circulate in the bloodstream as part of lipoprotein complexes. With ultracentrifugation, these complexes separate into HDL (high-density lipoprotein), IDL (intermediate-density lipoprotein), LDL (low-density lipoprotein), and VLDL (very-low-density lipoprotein) fractions. Triglycerides (TG) and cholesterol in the liver are incorporated into VLDL and released into the plasma for delivery to peripheral tissues. LDL is formed from VLDL and is catabolized primarily through the high-affinity LDL receptor. Clinical and pathologic studies show that elevated plasma levels of total cholesterol (total-C), LDL-cholesterol (LDL-C), and apolipoprotein B (apo B) promote human atherosclerosis and are risk factors for developing cardiovascular disease, while increased levels of HDL-C are associated with a decreased cardiovascular risk.

In animal models, Lipitor lowers plasma cholesterol and lipoprotein levels by inhibiting HMG-CoA reductase and cholesterol synthesis in the *liver and by increasing the number of hepatic LDL receptors on the cell-surface to enhance uptake and catabolism of LDL; Lipitor also reduces* LDL production and the number of LDL particles. Lipitor reduces LDL-C in some patients with homozygous familial hypercholesterolemia (FH), a population that rarely responds to other lipid-lowering medication(s).

A variety of clinical studies have demonstrated that elevated levels of total-C, LDL-C, and apo B (a membrane complex for LDL-C) promote human atherosclerosis. Similarly, decreased levels of HDL-C (and its transport complex, apo A) are associated with the development of atherosclerosis. Epidemiologic investigations have established that cardiovascular morbidity and mortality vary directly with the level of total-C and LDL-C, and inversely with the level of HDL-C.

Lipitor reduces total-C, LDL-C, and apo B in patients with homozygous and heterozygous FH, nonfamilial forms of hypercholesterolemia, and mixed dyslipidemia. Lipitor also reduces VLDL-C and TG and produces variable increases in HDL-C and apolipoprotein A-1. Lipitor reduces total-C, LDL-C, VLDL-C, apo B, TG, and non-HDL-C, and increases HDL-C in patients with isolated hypertriglyceridemia. Lipitor reduces intermediate density lipoprotein cholesterol (IDL-C) in patients with dysbetalipoproteinemia. The effect of Lipitor on cardiovascular morbidity and mortality has not been determined.

Like LDL, cholesterol-enriched triglyceride-rich lipoproteins, including VLDL, intermediate density lipoprotein (IDL), and remnants, can also promote atherosclerosis. Elevated plasma triglycerides are frequently found in a triad with low HDL-C levels and small LDL particles, as well as in association with non-lipid metabolic risk factors for coronary heart disease. As such, total plasma TG has not consistently been shown to be

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an independent risk factor for CHD. Furthermore, the independent effect of raising HDL or lowering TG on the risk of coronary and cardiovascular morbidity and mortality has not been determined.

Pharmacodynamics

Atorvastatin as well as some of its metabolites are pharmacologically active in humans. The liver is the primary site of action and the principal site of cholesterol synthesis and LDL clearance. Drug dosage rather than systemic drug concentration correlates better with LDL-C reduction. Individualization of drug dosage should be based on therapeutic response (see DOSAGE AND ADMINISTRATION).

Pharmacokinetics and Drug Metabolism

Absorption: Atorvastatin is rapidly absorbed after oral administration; maximum plasma concentrations occur within 1 to 2 hours. Extent of absorption increases in proportion to atorvastatin dose. The absolute bioavailability of atorvastatin (parent drug) is approximately 14% and the systemic availability of HMG-CoA reductase inhibitory activity is approximately 30%. The low systemic availability is attributed to presystemic clearance in gastrointestinal mucosa and/or hepatic first-pass metabolism. Although food decreases the rate and extent of drug absorption by approximately 25% and 9%, respectively, as assessed by Cmax and AUC, LDL-C reduction is similar whether atorvastatin is given with or without food. Plasma atorvastatin concentrations are lower (approximately 30% for Cmax and AUC) following evening drug administration compared with morning. However, LDL-C reduction is the same regardless of the time of day of drug administration (see DOSAGE AND ADMINISTRATION).

Distribution: Mean volume of distribution of atorvastatin is approximately 381 liters. Atorvastatin is ≥98% bound to plasma proteins. A blood/plasma ratio of approximately 0.25 indicates poor drug penetration into red blood cells. Based on observations in rats, atorvastatin is likely to be secreted in human milk (see CONTRAINDICATIONS, Pregnancy and Lactation, and PRECAUTIONS, Nursing Mothers).

Metabolism: Atorvastatin is extensively metabolized to ortho- and parahydroxylated derivatives and various beta-oxidation products. *In vitro* inhibition of HMG-CoA reductase by ortho- and parahydroxylated metabolites is equivalent to that of atorvastatin. Approximately 70% of circulating inhibitory activity for HMG-CoA reductase is attributed to active metabolites. *In vitro* studies suggest the importance of atorvastatin metabolism by cytochrome P450 3A4, consistent with increased plasma concentrations of atorvastatin in humans following coadministration with erythromycin, a known inhibitor of this isozyme (see PRECAUTIONS, Drug Interactions). In animals, the ortho-hydroxy metabolite undergoes further glucuronidation.

Excretion: Atorvastatin and its metabolites are eliminated primarily in bile following hepatic and/or extrahepatic metabolism; however, the drug does not appear to undergo enterohepatic recirculation. Mean plasma elimination half-life of atorvastatin in humans is approximately 14 hours, but the half-life of inhibitory activity for HMG-CoA reductase is 20 to 30 hours due to the contribution of active metabolites. Less than 2% of a dose of atorvastatin is recovered in urine following oral administration.

Special Populations

Geriatric: Plasma concentrations of atorvastatin are higher (approximately 40% for Cmax and 30% for AUC) in healthy elderly subjects (age ≥65 years) than in young adults. LDL-C reduction is comparable to that seen in younger patient populations given equal doses of Lipitor.

Pediatric: Pharmacokinetic data in the pediatric population are not available.

Gender: Plasma concentrations of atorvastatin in women differ from those in men (approximately 20% higher for Cmax and 10% lower for AUC); however, there is no clinically significant difference in LDL-C reduction with Lipitor between men and women.

Renal Insufficiency: Renal disease has no influence on the plasma concentrations or LDL-C reduction of atorvastatin; thus, dose adjustment in patients with renal dysfunction is not necessary (see DOSAGE AND ADMINISTRATION).

Hemodialysis: While studies have not been conducted in patients with end-stage renal disease, hemodialysis is not expected to significantly enhance clearance of atorvastatin since the drug is extensively bound to plasma proteins.

Hepatic Insufficiency: In patients with chronic alcoholic liver disease, plasma concentrations of atorvastatin are markedly increased. Cmax and AUC are each 4-fold greater in patients with Childs-Pugh A disease. Cmax and AUC are approximately 16-fold and 11-fold increased, respectively, in patients with Childs-Pugh B disease (see CONTRAINDICATIONS).

Clinical Studies

Hypercholesterolemia (Heterozygous Familial and Nonfamilial) and Mixed Dyslipidemia (*Fredrickson* Types IIa and IIb)

Lipitor reduces total-C, LDL-C, VLDL-C, apo B, and TG, and increases HDL-C in patients with hypercholesterolemia and mixed dyslipidemia. Therapeutic response is seen within 2 weeks, and maximum response is usually achieved within 4 weeks and maintained during chronic therapy.

Lipitor is effective in a wide variety of patient populations with hypercholesterolemia, with and without hypertriglyceridemia, in men and women, and in the elderly. Experience in pediatric patients has been limited to patients with homozygous FH.

In two multicenter, placebo-controlled, dose-response studies in patients with hypercholesterolemia, Lipitor given as a single dose over 6 weeks significantly reduced total-C, LDL-C, apo B, and TG (Pooled results are provided in Table 1).

TABLE 1. Dose-Response in Patients With Primary Hypercholesterolemia (Adjusted Mean % Change From Baseline)[a]

Dose	N	TC	LDL-C	Apo B	TG	HDL-C	Non-HDL-C/ HDL-C
Placebo	21	4	4	3	10	-3	7
10	22	-29	-39	-32	-19	6	-34
20	20	-33	-43	-35	-26	9	-41
40	21	-37	-50	-42	-29	6	-45
80	23	-45	-60	-50	-37	5	-53

[a] Results are pooled from 2 dose-response studies

In patients with *Fredrickson* Types IIa and IIb hyperlipoproteinemia pooled from 24 controlled trials, the median (25th and 75th percentile) percent changes from baseline in HDL-C for atorvastatin 10, 20, 40, and 80 mg were 6.4 (-1.4, 14), 8.7 (0, 17), 7.8 (0, 16), and 5.1 (-2.7, 15), respectively. Additionally, analysis of the pooled data demonstrated consistent and significant decreases in total-C, LDL-C, TG, total-C/HDL-C, and LDL-C/HDL-C.

In three multicenter, double-blind studies in patients with hypercholesterolemia, Lipitor was compared to other HMG-CoA reductase inhibitors. After randomization, patients were treated for 16 weeks with either Lipitor 10 mg per day or a fixed dose of the comparative agent (Table 2).

TABLE 2. Mean Percent Change From Baseline at End Point (Double-Blind, Randomized, Active-Controlled Trials)

Treatment (Daily Dose)	N	Total-C	LDL-C	Apo B	TG	HDL-C	Non-HDL-C/ HDL-C
Study 1							
Atorvastatin 10 mg	707	-27[a]	-36[a]	-28[a]	-17[a]	+7	-37[a]
Lovastatin 20 mg	191	-19	-27	-20	- 6	+7	-28
95% CI for Diff[1]		-9.2, -6.5	-10.7, -7.1	-10.0, -6.5	-15.2, -7.1	-1.7, 2.0	-11.1, -7.1
Study 2							
Atorvastatin 10 mg	222	-25[b]	-35[b]	-27[b]	-17[b]	+6	-36[b]
Pravastatin 20 mg	77	-17	-23	-17	-9	+8	-28
95% CI for Diff[1]		-10.8, -6.1	-14.5, -8.2	-13.4, -7.4	-14.1, -0.7	-4.9, 1.6	-11.5, -4.1
Study 3							
Atorvastatin 10 mg	132	-29[c]	-37[c]	-34[c]	-23[c]	+7	-39[c]
Simvastatin 10 mg	45	-24	-30	-30	-15	+7	-33
95% CI for Diff[1]		-8.7, -2.7	-10.1, -2.6	-8.0, -1.1	-15.1, -0.7	-4.3, 3.9	-9.6, -1.9

1 A negative value for the 95% CI for the difference between treatments favors atorvastatin for all except HDL-C, for which a positive value favors atorvastatin. If the range does not include 0, this indicates a statistically significant difference.

[a] Significantly different from lovastatin, ANCOVA, $p \leq 0.05$

[b] Significantly different from pravastatin, ANCOVA, $p \leq 0.05$

[c] Significantly different from simvastatin, ANCOVA, $p \leq 0.05$

The impact on clinical outcomes of the differences in lipid-altering effects between treatments shown in Table 2 is not known. Table 2 does not contain data comparing the effects of atorvastatin 10 mg and higher doses of lovastatin, pravastatin, and simvastatin. The drugs compared in the studies summarized in the table are not necessarily interchangeable.

In a large clinical study, the number of patients meeting their National Cholesterol Education Program-Adult Treatment Panel (NCEP-ATP) II target LDL-C levels on 10 mg of Lipitor daily was assessed. After 16 weeks, 156/167 (93%) of patients with less than 2 risk factors for CHD and baseline LDL-C ≥190 mg/dL reached a target of ≤160 mg/dL; 141/218 (65%) of patients with 2 or more risk factors for CHD and LDL-C ≥160 mg/dL achieved a level of ≤130 mg/dL LDL-C; and 21/113 (19%) of patients with CHD and LDL-C ≥130 mg/dL reached a target level of ≤100 mg/dL LDL-C.

Hypertriglyceridemia (*Fredrickson* Type IV)

The response to Lipitor in 64 patients with isolated hypertriglyceridemia treated across several clinical trials is shown in the table below. For the atorvastatin-treated patients, median (min, max) baseline TG level was 565 (267-1502).

TABLE 3. Combined Patients With Isolated Elevated TG: Median (min, max) Percent Changes From Baseline

	Placebo (N=12)	Atorvastatin 10 mg (N=37)	Atorvastatin 20 mg (N=13)	Atorvastatin 80 mg (N=14)
Triglycerides	-12.4 (-36.6, 82.7)	-41.0 (-76.2, 49.4)	-38.7 (-62.7, 29.5)	-51.8 (-82.8, 41.3)
Total-C	-2.3 (-15.5, 24.4)	-28.2 (-44.9, -6.8)	-34.9 (-49.6, -15.2)	-44.4 (-63.5, -3.8)

TABLE 3. Combined Patients With Isolated Elevated TG: Median (min, max) Percent Changes From Baseline

	Placebo (N=12)	Atorvastatin 10 mg (N=37)	Atorvastatin 20 mg (N=13)	Atorvastatin 80 mg (N=14)
LDL-C	3.6 (-31.3, 31.6)	-26.5 (-57.7, 9.8)	-30.4 (-53.9, 0.3)	-40.5 (-60.6, -13.8)
HDL-C	3.8 (-18.6, 13.4)	13.8 (-9.7, 61.5)	11.0 (-3.2, 25.2)	7.5 (-10.8, 37.2)
VLDL-C	-1.0 (-31.9, 53.2)	-48.8 (-85.8, 57.3)	-44.6 (-62.2, -10.8)	-62.0 (-88.2, 37.6)
non-HDL-C	-2.8 (-17.6, 30.0)	-33.0 (-52.1, -13.3)	-42.7 (-53.7, -17.4)	-51.5 (-72.9, -4.3)

Dysbetalipoproteinemia (*Fredrickson* Type III)

The results of an open-label crossover study of 16 patients (genotypes: 14 apo E2/E2 and 2 apo E3/E2) with dysbeta-lipoproteinemia (*Fredrickson* Type III) are shown in the table below.

TABLE 4. Open-Label Crossover Study of 16 Patients With Dysbetalipoproteinemia (*Fredrickson* Type III)

		Median % Change (min, max)	
	Median (min, max) at Baseline (mg/dL)	Atorvastatin 10 mg	Atorvastatin 80 mg
Total-C	442 (225, 1320)	-37 (-85, 17)	-58 (-90, -31)
Triglycerides	678 (273, 5990)	-39 (-92, -8)	-53 (-95, -30)
IDL-C + VLDL-C	215 (111, 613)	-32 (-76, 9)	-63 (-90, -8)
non-HDL-C	411 (218, 1272)	-43 (-87, -19)	-64 (-92, -36)

Homozygous Familial Hypercholesterolemia

In a study without a concurrent control group, 29 patients ages 6 to 37 years with homozygous FH received maximum daily doses of 20 to 80 mg of Lipitor. The mean LDL-C reduction in this study was 18%. Twenty-five patients with a reduction in LDL-C had a mean response of 20% (range of 7% to 53%, median of 24%); the remaining 4 patients had 7% to 24% increases in LDL-C. Five of the 29 patients had absent LDL-receptor function. Of these, 2 patients also had a portacaval shunt and had no significant reduction in LDL-C. The remaining 3 receptor-negative patients had a mean LDL-C reduction of 22%.

INDICATIONS AND USAGE

Lipitor is indicated:

1. as an adjunct to diet to reduce elevated total-C, LDL-C, apo B, and TG levels and to increase HDL-C in patients with primary hypercholesterolemia (heterozygous familial and nonfamilial) and mixed dyslipidemia (*Fredrickson* Types IIa and IIb);
2. as an adjunct to diet for the treatment of patients with elevated serum TG levels (*Fredrickson* Type IV);
3. for the treatment of patients with primary dysbetalipoproteinemia (*Fredrickson* Type III) who do not respond adequately to diet;
4. to reduce total-C and LDL-C in patients with homozygous familial hypercholesterolemia as an adjunct to other lipid-lowering treatments (eg, LDL apheresis) or if such treatments are unavailable.

Therapy with lipid-altering agents should be a component of multiple-risk-factor intervention in individuals at increased risk for atherosclerotic vascular disease due to hypercholesterolemia. Lipid-altering agents should be used in addition to a diet restricted in saturated fat and cholesterol only when the response to diet and other nonpharmacological measures has been inadequate (see *National Cholesterol Education Program (NCEP) Guidelines*, summarized in Table 5).

TABLE 5. NCEP Guidelines for Lipid Management

Definite Atherosclerotic Disease[a]	Two or More Other Risk Factors[b]	LDL-Cholesterol mg/dL (mmol/L) Initiation Level	Minimum Goal
No	No	≥190 (≥4.9)	<160 (<4.1)
No	Yes	≥160 (≥4.1)	<130 (<3.4)
Yes	Yes or No	≥130[c] (≥3.4)	≤100 (≤2.6)

[a] Coronary heart disease or peripheral vascular disease (including symptomatic carotid artery disease).

[b] Other risk factors for coronary heart disease (CHD) include: age (males: ≥45 years; females: ≥55 years or premature menopause without estrogen replacement therapy); family history of premature CHD; current cigarette smoking; hypertension; confirmed HDL-C <35 mg/dL (<0.91 mmol/L); and diabetes mellitus. Subtract 1 risk factor if HDL-C is ≥60 mg/dL (≥1.6 mmol/L).

[c] In CHD patients with LDL-C levels 100 to 129 mg/dL, the physician should exercise clinical judgment in deciding whether to initiate drug treatment.

At the time of hospitalization for an acute coronary event, consideration can be given to initiating drug therapy at discharge if the LDL-C level is ≥130 mg/dL (NCEP-ATP II).

Prior to initiating therapy with Lipitor, secondary causes for hypercholesterolemia (eg, poorly controlled diabetes mellitus, hypothyroidism, nephrotic syndrome, dysproteinemias, obstructive liver disease, other drug therapy, and alcoholism) should be excluded, and a lipid profile performed to measure total-C, LDL-C, HDL-C, and TG. For patients with TG <400 mg/dL (<4.5 mmol/L), LDL-C can be estimated using the following equation: LDL-C = total-C - (0.20 x [TG] + HDL-C). For TG levels >400 mg/dL (>4.5 mmol/L), this equation is less accurate and LDL-C concentrations should be determined by ultracentrifugation.

Lipitor has not been studied in conditions where the major lipoprotein abnormality is elevation of chylomicrons (*Fredrickson* Types I and V).

CONTRAINDICATIONS

Active liver disease or unexplained persistent elevations of serum transaminases.

Hypersensitivity to any component of this medication.

Pregnancy and Lactation

Atherosclerosis is a chronic process and discontinuation of lipid-lowering drugs during pregnancy should have little impact on the outcome of long-term therapy of primary hypercholesterolemia. Cholesterol and other products of cholesterol biosynthesis are essential components for fetal development (including synthesis of steroids and cell membranes). Since HMG-CoA reductase inhibitors decrease cholesterol synthesis and possibly the synthesis of other biologically active substances derived from cholesterol, they may cause fetal harm when administered to pregnant women. Therefore, HMG-CoA reductase inhibitors are contraindicated during pregnancy and in nursing mothers. ATORVASTATIN SHOULD BE ADMINISTERED TO WOMEN OF CHILDBEARING AGE ONLY WHEN SUCH PATIENTS ARE HIGHLY UNLIKELY TO CONCEIVE AND HAVE BEEN INFORMED OF THE POTENTIAL HAZARDS. If the patient becomes pregnant while taking this drug, therapy should be discontinued and the patient apprised of the potential hazard to the fetus.

WARNINGS

Liver Dysfunction

HMG-CoA reductase inhibitors, like some other lipid-lowering therapies, have been associated with biochemical abnormalities of liver function. **Persistent elevations (>3 times the upper limit of normal [ULN] occurring on 2 or more occasions) in serum transaminases occurred in 0.7% of patients who received atorvastatin in clinical trials. The incidence of these abnormalities was 0.2%, 0.2%, 0.6%, and 2.3% for 10, 20, 40, and 80 mg, respectively.**

One patient in clinical trials developed jaundice. Increases in liver function tests (LFT) in other patients were not associated with jaundice or other clinical signs or symptoms. Upon dose reduction, drug interruption, or discontinuation, transaminase levels returned to or near pretreatment levels without sequelae. Eighteen of 30 patients with persistent LFT elevations continued treatment with a reduced dose of atorvastatin.

It is recommended that liver function tests be performed prior to and at 12 weeks following both the initiation of therapy and any elevation of dose, and periodically (eg, semiannually) thereafter. Liver enzyme changes generally occur in the first 3 months of treatment with atorvastatin. Patients who develop increased transaminase levels should be monitored until the abnormalities resolve. Should an increase in ALT or AST of >3 times ULN persist, reduction of dose or withdrawal of atorvastatin is recommended.

Atorvastatin should be used with caution in patients who consume substantial quantities of alcohol and/or have a history of liver disease. Active liver disease or unexplained persistent transaminase elevations are contraindications to the use of atorvastatin (see CONTRAINDICATIONS).

Skeletal Muscle

Rare cases of rhabdomyolysis with acute renal failure secondary to myoglobinuria have been reported with atorvastatin and with other drugs in this class.

Uncomplicated myalgia has been reported in atorvastatin-treated patients (see ADVERSE REACTIONS). Myopathy, defined as muscle aches or muscle weakness in conjunction with increases in creatine phosphokinase (CPK) values >10 times ULN, should be considered in any patient with diffuse myalgias, muscle tenderness or weakness, and/or marked elevation of CPK. Patients should be advised to report promptly unexplained muscle pain, tenderness or weakness, particularly if accompanied by malaise or fever. Atorvastatin therapy should be discontinued if markedly elevated CPK levels occur or myopathy is diagnosed or suspected.

The risk of myopathy during treatment with drugs in this class is increased with concurrent administration of cyclosporine, fibric acid derivatives, erythromycin, niacin, or azole antifungals. Physicians considering combined therapy with atorvastatin and fibric acid derivatives, erythromycin, immunosuppressive drugs, azole antifungals, or lipid-lowering doses of niacin should carefully weigh the potential benefits and risks and should carefully monitor patients for any signs or symptoms of muscle pain, tenderness, or weakness, particularly during the initial months of therapy and during any periods of upward dosage titration of either drug. Periodic creatine phosphokinase (CPK) determinations may be considered in such situations, but there is no assurance that such monitoring will prevent the occurrence of severe myopathy.

Atorvastatin therapy should be temporarily withheld or discontinued in any patient with an acute, serious condition suggestive of a myopathy or having a risk factor predisposing to the development of renal failure secondary to rhabdomyolysis (eg, severe acute infection, hypotension, major surgery, trauma, severe metabolic, endocrine and electrolyte disorders, and uncontrolled seizures).

PRECAUTIONS

General

Before instituting therapy with atorvastatin, an attempt should be made to control hypercholesterolemia with appropriate diet, exercise, and weight reduction in obese patients, and to treat other underlying medical problems (see INDICATIONS AND USAGE).

Information for Patients

Patients should be advised to report promptly unexplained muscle pain, tenderness, or weakness, particularly if accompanied by malaise or fever.

Drug Interactions

The risk of myopathy during treatment with drugs of this class is increased with concurrent administration of cyclosporine, fibric acid derivatives, niacin (nicotinic acid), erythromycin, azole antifungals (see WARNINGS, Skeletal Muscle).

Antacid: When atorvastatin and Maalox® TC suspension were coadministered, plasma concentrations of atorvastatin decreased approximately 35%. However, LDL-C reduction was not altered.

Antipyrine: Because atorvastatin does not affect the pharmacokinetics of antipyrine, interactions with other drugs metabolized via the same cytochrome isozymes are not expected.

Colestipol: Plasma concentrations of atorvastatin decreased approximately 25% when colestipol and atorvastatin were coadministered. However, LDL-C reduction was greater when atorvastatin and colestipol were coadministered than when either drug was given alone.

Cimetidine: Atorvastatin plasma concentrations and LDL-C reduction were not altered by coadministration of cimetidine.

Digoxin: When multiple doses of atorvastatin and digoxin were coadministered, steady-state plasma digoxin concentrations increased by approximately 20%. Patients taking digoxin should be monitored appropriately.

Erythromycin: In healthy individuals, plasma concentrations of atorvastatin increased approximately 40% with coadministration of atorvastatin and erythromycin, a known inhibitor of cytochrome P450 3A4 (see WARNINGS, Skeletal Muscle).

Oral Contraceptives: Coadministration of atorvastatin and an oral contraceptive increased AUC values for norethindrone and ethinyl estradiol by approximately 30% and 20%. These increases should be considered when selecting an oral contraceptive for a woman taking atorvastatin.

Warfarin: Atorvastatin had no clinically significant effect on prothrombin time when administered to patients receiving chronic warfarin treatment.

Endocrine Function

HMG-CoA reductase inhibitors interfere with cholesterol synthesis and theoretically might blunt adrenal and/or gonadal steroid production. Clinical studies have shown that atorvastatin does not reduce basal plasma cortisol concentration or impair adrenal reserve. The effects of HMG-CoA reductase inhibitors on male fertility have not been studied in adequate numbers of patients. The effects, if any, on the pituitary-gonadal axis in premenopausal women are unknown. Caution should be exercised if an HMG-CoA reductase inhibitor is administered concomitantly with drugs that may decrease the levels or activity of endogenous steroid hormones, such as ketoconazole, spironolactone, and cimetidine.

CNS Toxicity

Brain hemorrhage was seen in a female dog treated for 3 months at 120 mg/kg/day. Brain hemorrhage and optic nerve vacuolation were seen in another female dog that was sacrificed in moribund condition after 11 weeks of escalating doses up to 280 mg/kg/day. The 120 mg/kg dose resulted in a systemic exposure approximately 16 times the human plasma area-under-the-curve (AUC, 0-24 hours) based on the maximum human dose of 80 mg/day. A single tonic convulsion was seen in each of 2 male dogs (one treated at 10 mg/kg/day and one at 120 mg/kg/day) in a 2-year study. No CNS lesions have been observed in mice after chronic treatment for up to 2 years at doses up to 400 mg/kg/day or in rats at doses up to 100 mg/kg/day. These doses were 6 to 11 times (mouse) and 8 to 16 times (rat) the human AUC (0-24) based on the maximum recommended human dose of 80 mg/day.

CNS vascular lesions, characterized by perivascular hemorrhages, edema, and mononuclear cell infiltration of perivascular spaces, have been observed in dogs treated with other members of this class. A chemically similar drug in this class produced optic nerve degeneration (Wallerian degeneration of retinogeniculate fibers) in clinically normal dogs in a dose-dependent fashion at a dose that produced plasma drug levels about 30 times higher than the mean drug level in humans taking the highest recommended dose.

Carcinogenesis, Mutagenesis, Impairment of Fertility

In a 2-year carcinogenicity study in rats at dose levels of 10, 30, and 100 mg/kg/day, 2 rare tumors were found in muscle in high-dose females: in one, there was a rhabdomyosarcoma and, in another, there was a fibrosarcoma. This dose represents a plasma AUC (0-24) value of approximately 16 times the mean human plasma drug exposure after an 80 mg oral dose.

A 2-year carcinogenicity study in mice given 100, 200, or 400 mg/kg/day resulted in a significant increase in liver adenomas in high-dose males and liver carcinomas in high-dose females. These findings occurred at plasma AUC (0-24) values of approximately 6 times the mean human plasma drug exposure after an 80 mg oral dose.

In vitro, atorvastatin was not mutagenic or clastogenic in the following tests with and without metabolic activation: the Ames test with *Salmonella typhimurium* and *Escherichia coli*, the HGPRT forward mutation assay in Chinese hamster lung cells, and the chromosomal aberration assay in Chinese hamster lung cells. Atorvastatin was negative in the *in vivo* mouse micronucleus test.

Studies in rats performed at doses up to 175 mg/kg (15 times the human exposure) produced no changes in fertility. There was aplasia and aspermia in the epididymis of 2 of 10 rats treated with 100 mg/kg/day of atorvastatin for 3 months (16 times the human AUC at the 80 mg dose); testis weights were significantly lower at 30 and 100 mg/kg and epididymal weight was lower at 100 mg/kg. Male rats given 100 mg/kg/day for 11 weeks prior to mating had decreased sperm motility, spermatid head concentration, and increased abnormal sperm. Atorvastatin caused no adverse effects on semen parameters, or reproductive organ histopathology in dogs given doses of 10, 40, or 120 mg/kg for two years.

Pregnancy

Pregnancy Category X

See CONTRAINDICATIONS

Safety in pregnant women has not been established. Atorvastatin crosses the rat placenta and reaches a level in fetal liver equivalent to that of maternal plasma. Atorvastatin was not teratogenic in rats at doses up to 300 mg/kg/day or in rabbits at doses up to 100 mg/kg/day. These doses resulted in multiples of about 30 times (rat) or 20 times (rabbit) the human exposure based on surface area (mg/m^2).

In a study in rats given 20, 100, or 225 mg/kg/day, from gestation day 7 through to lactation day 21 (weaning), there was decreased pup survival at birth, neonate, weaning, and maturity in pups of mothers dosed with 225 mg/kg/day. Body weight was decreased on days 4 and 21 in pups of mothers dosed at 100 mg/kg/day; pup body weight was decreased at birth and at days 4, 21, and 91 at 225 mg/kg/day. Pup development was delayed (rotorod performance at 100 mg/kg/day and acoustic startle at 225 mg/kg/day; pinnae detachment and eye opening at 225 mg/kg/day). These doses correspond to 6 times (100 mg/kg) and 22 times (225 mg/kg) the human AUC at 80 mg/day.

Rare reports of congenital anomalies have been received following intrauterine exposure to HMG-CoA reductase inhibitors. There has been one report of severe congenital bony deformity, tracheo-esophageal fistula, and anal atresia (VATER association) in a baby born to a woman who took lovastatin with dextroamphetamine sulfate during the first trimester of pregnancy. Lipitor should be administered to women of child-bearing potential only when such patients are highly unlikely to conceive and have been informed of the potential hazards. If the woman becomes pregnant while taking Lipitor, it should be discontinued and the patient advised again as to the potential hazards to the fetus.

Nursing Mothers

Nursing rat pups had plasma and liver drug levels of 50% and 40%, respectively, of that in their mother's milk. Because of the potential for adverse reactions in nursing infants, women taking Lipitor should not breast-feed (see CONTRAINDICATIONS).

Pediatric Use

Treatment experience in a pediatric population is limited to doses of Lipitor up to 80 mg/day for 1 year in 8 patients with homozygous FH. No clinical or biochemical abnormalities were reported in these patients. None of these patients was below 9 years of age.

Geriatric Use

Treatment experience in adults age ≥70 years with doses of Lipitor up to 80 mg/day has been evaluated in 221 patients. The safety and efficacy of Lipitor in this population were similar to those of patients <70 years of age.

ADVERSE REACTIONS

Lipitor is generally well-tolerated. Adverse reactions have usually been mild and transient. In controlled clinical studies of 2502 patients, <2% of patients were discontinued due to adverse experiences attributable to atorvastatin. The most frequent adverse events thought to be related to atorvastatin were constipation, flatulence, dyspepsia, and abdominal pain.

Clinical Adverse Experiences

Adverse experiences reported in ≥2% of patients in placebo-controlled clinical studies of atorvastatin, regardless of causality assessment, are shown in Table 6.

TABLE 6. Adverse Events in Placebo-Controlled Studies (% of Patients)

BODY SYSTEM/ Adverse Event	Placebo N = 270	Atorvastatin 10 mg N = 863	Atorvastatin 20 mg N = 36	Atorvastatin 40 mg N = 79	Atorvastatin 80 mg N = 94
BODY AS A WHOLE					
Infection	10.0	10.3	2.8	10.1	7.4
Headache	7.0	5.4	16.7	2.5	6.4

Table 6 continued

TABLE 6. Adverse Events in Placebo-Controlled Studies (% of Patients)

BODY SYSTEM/ Adverse Event	Placebo N = 270	Atorvastatin 10 mg N = 863	Atorvastatin 20 mg N = 36	Atorvastatin 40 mg N = 79	Atorvastatin 80 mg N = 94
BODY AS A WHOLE					
Accidental Injury	3.7	4.2	0.0	1.3	3.2
Flu Syndrome	1.9	2.2	0.0	2.5	3.2
Abdominal Pain	0.7	2.8	0.0	3.8	2.1
Back Pain	3.0	2.8	0.0	3.8	1.1
Allergic Reaction	2.6	0.9	2.8	1.3	0.0
Asthenia	1.9	2.2	0.0	3.8	0.0
DIGESTIVE SYSTEM					
Constipation	1.8	2.1	0.0	2.5	1.1
Diarrhea	1.5	2.7	0.0	3.8	5.3
Dyspepsia	4.1	2.3	2.8	1.3	2.1
Flatulence	3.3	2.1	2.8	1.3	1.1
RESPIRATORY SYSTEM					
Sinusitis	2.6	2.8	0.0	2.5	6.4
Pharyngitis	1.5	2.5	0.0	1.3	2.1
SKIN AND APPENDAGES					
Rash	0.7	3.9	2.8	3.8	1.1
MUSCULOSKELETAL SYSTEM					
Arthralgia	1.5	2.0	0.0	5.1	0.0
Myalgia	1.1	3.2	5.6	1.3	0.0

The following adverse events were reported, regardless of causality assessment in patients treated with atorvastatin in clinical trials. The events in italics occurred in ≥2% of patients and the events in plain type occurred in <2% of patients.

Body as a Whole: *Chest pain*, face edema, fever, neck rigidity, malaise, photosensitivity reaction, generalized edema.

Digestive System: *Nausea*, gastroenteritis, liver function tests abnormal, colitis, vomiting, gastritis, dry mouth, rectal hemorrhage, esophagitis, eructation, glossitis, mouth ulceration, anorexia, increased appetite, stomatitis, biliary pain, cheilitis, duodenal ulcer, dysphagia, enteritis, melena, gum hemorrhage, stomach ulcer, tenesmus, ulcerative stomatitis, hepatitis, pancreatitis, cholestatic jaundice.

Respiratory System: *Bronchitis, rhinitis*, pneumonia, dyspnea, asthma, epistaxis.

Nervous System: *Insomnia, dizziness*, paresthesia, somnolence, amnesia, abnormal dreams, libido decreased, emotional lability, incoordination, peripheral neuropathy, torticollis, facial paralysis, hyperkinesia, depression, hypesthesia, hypertonia.

Musculoskeletal System: *Arthritis*, leg cramps, bursitis, tenosynovitis, myasthenia, tendinous contracture, myositis.

Skin and Appendages: Pruritus, contact dermatitis, alopecia, dry skin, sweating, acne, urticaria, eczema, seborrhea, skin ulcer.

Urogenital System: *Urinary tract infection*, urinary frequency, cystitis, hematuria, impotence, dysuria, kidney calculus, nocturia, epididymitis, fibrocystic breast, vaginal hemorrhage, albuminuria, breast enlargement, metrorrhagia, nephritis, urinary incontinence, urinary retention, urinary urgency, abnormal ejaculation, uterine hemorrhage.

Special Senses: Amblyopia, tinnitus, dry eyes, refraction disorder, eye hemorrhage, deafness, glaucoma, parosmia, taste loss, taste perversion.

Cardiovascular System: Palpitation, vasodilatation, syncope, migraine, postural hypotension, phlebitis, arrhythmia, angina pectoris, hypertension.

Metabolic and Nutritional Disorders: *Peripheral edema*, hyperglycemia, creatine phosphokinase increased, gout, weight gain, hypoglycemia.

Hemic and Lymphatic System: Ecchymosis, anemia, lymphadenopathy, thrombocytopenia, petechia.

Postintroduction Reports

Adverse events associated with Lipitor therapy reported since market introduction, that are not listed above, regardless of causality assessment, include the following: anaphylaxis, angioneurotic edema, bullous rashes (including erythema multiforme, Stevens-Johnson syndrome, and toxic epidermal necrolysis), and rhabdomyolysis.

OVERDOSAGE

There is no specific treatment for atorvastatin overdosage. In the event of an overdose, the patient should be treated symptomatically, and supportive measures instituted as required. Due to extensive drug binding to plasma proteins, hemodialysis is not expected to significantly enhance atorvastatin clearance.

DOSAGE AND ADMINISTRATION

The patient should be placed on a standard cholesterol-lowering diet before receiving Lipitor and should continue on this diet during treatment with Lipitor.

Hypercholesterolemia (Heterozygous Familial and Nonfamilial) and Mixed Dyslipidemia (*Fredrickson* Types IIa and IIb)

The recommended starting dose of Lipitor is 10 mg once daily. The dosage range is 10 to 80 mg once daily. Lipitor can be administered as a single dose at any time of the day, with or without food. Therapy should be individualized according to goal of therapy and response (see *NCEP Guidelines, summarized in Table 5). After initiation and/or upon titration of Lipitor, lipid levels should be analyzed within 2 to 4 weeks* and dosage adjusted accordingly.

Since the goal of treatment is to lower LDL-C, the NCEP recommends that LDL-C levels be used to initiate and assess treatment response. Only if LDL-C levels are not available, should total-C be used to monitor therapy.

Homozygous Familial Hypercholesterolemia

The dosage of Lipitor in patients with homozygous FH is 10 to 80 mg daily. Lipitor should be used as an adjunct to other lipid-lowering treatments (eg, LDL apheresis) in these patients or if such treatments are unavailable.

Concomitant Therapy

Atorvastatin may be used in combination with a bile acid binding resin for additive effect. The combination of HMG-CoA reductase inhibitors and fibrates should generally be avoided (see WARNINGS, Skeletal Muscle, and PRECAUTIONS, Drug Interactions for other drug-drug interactions).

Dosage in Patients With Renal Insufficiency

Renal disease does not affect the plasma concentrations nor LDL-C reduction of atorvastatin; thus, dosage adjustment in patients with renal dysfunction is not necessary (see CLINICAL PHARMACOLOGY, Pharmacokinetics).

HOW SUPPLIED

Lipitor is supplied as white, elliptical, film-coated tablets of atorvastatin calcium containing 10, 20, 40, and 80 mg atorvastatin.

10 mg tablets: coded "PD 155" on one side and "10" on the other.
N0071-0155-23 bottles of 90
N0071-0155-34 bottles of 5000
N0071-0155-40 10 x 10 unit dose blisters

20 mg tablets: coded "PD 156" on one side and "20" on the other.
N0071-0156-23 bottles of 90
N0071-0156-40 10 x 10 unit dose blisters

40 mg tablets: coded "PD 157" on one side and "40" on the other.
N0071-0157-23 bottles of 90

80 mg tablets: coded "PD 158" on one side and "80" on the other.
N0071-0158-23 bottles of 90

Storage

Store at controlled room temperature 20°- 25°C (68°- 77°F) [see USP].

℞ only

0155G247
Revised March 2000

Manufactured by:
Warner-Lambert Export, Ltd. © 1998-'00
Dublin, Ireland

Distributed by:
PARKE-DAVIS
Div of Warner-Lambert Co
Morris Plains, NJ 07950 USA
MADE IN PUERTO RICO

Marketed by:
PARKE-DAVIS
Div of Warner-Lambert Co and **PFIZER** Inc.
New York, NY 10017

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